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07021983

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Volkswagen AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02188

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 3/21/07

VOLKSWAGEN

AKTIENGESELLSCHAFT

BLUEMOTION

JULY

JULY 13, 2006
Volkswagen joins Clean Energy Partnership

Eleven companies and 17 hydrogen passenger cars are involved in the project for emission-free mobility. The goal is to test hydrogen as a fuel suitable for daily use and its systems compatibility.

JULY 20–30, 2006
British International Motor Show, London

SEAT presents the new SEAT Leon Cupra.

JULY 24, 2006
Volkswagen lays the foundations for innovative organization of work practices and processes

The Board of Management and the Central Works Council signs the "Volkswagen Way" works agreement, approving far-reaching changes in workflows and processes as well as in cooperation between divisions.

AUGUST

AUGUST 15, 2006
Touareg is the first turbo diesel SUV with *a particulate filter on* the US market

The Touareg V10 TDI sets new standards in the USA in terms of drive technology, thus driving forward the trend towards diesel.

SEPTEMBER

SEPTEMBER 12, 2006
Volkswagen number one in J. D. Power *environmental study*

Volkswagen was named the most environmentally friendly automobile manufacturer in the research institute's "Alternative Powertrain Study", conducted for the first time in the USA. The Volkswagen models' low fuel consumption and emissions levels were the winning factors.

SEPTEMBER 29, 2006
New collective bargaining agreement

Volkswagen AG and IG Metall agree on the key points for improving the competitiveness of the six traditional plants in Germany during collective bargaining negotiations.

SEPTEMBER 30 – OCTOBER 15, 2006
Mondial de l'Automobile, Paris

Along with the IROC study, the highlights of the Volkswagen Group's presence at the show were the world premieres of the CrossGolf, the new Touareg and the new Touran, as well as the Audi R8 and the SEAT Altea XL.

OCTOBER

OCTOBER 3, 2006
Volkswagen announces strategic interest *in MAN Aktiengesellschaft*

The investment secures the Company's long-term interest in the commercial vehicles business, and allows it to maximize synergy effects by leveraging jointly developed solutions.

NOVEMBER

NOVEMBER 8, 2006
New Eos wins "Goldenes Lenkrad *2006" ("Golden* Steering Wheel 2006")

The Cabriolet-Coupé outstrips its eleven competitors in the "convertibles" class.

NOVEMBER 29, 2006
Agreement for Volkswagen plant in India signed

The agreement is signed after the Supervisory Board approved the construction of a production facility in Pune, Maharashtra, on November 17, 2006.

DECEMBER

DECEMBER 1–10, 2006
Los Angeles Motor Show, Los Angeles

The world premieres of the Volkswagen Concept Tiguan, the Audi TT Roadster and the Lamborghini Murciélago LP 640 are among the highlights of the motor show.

DECEMBER 1–10, 2006
Essen Motor Show, Essen

Volkswagen unveils the R36, the most powerful Passat of all time, to the global public.

DECEMBER 3–17, 2006
Bologna Motorshow, Bologna

Volkswagen presents another member of the "Cross" family, the CrossTouran.

DECEMBER 31, 2006
Autostadt achieves delivery record

The customer center in the Autostadt in Wolfsburg records its best result since its opening in June 2000, with 170,000 vehicle deliveries.

Chronicle 2006

JANUARY

JANUARY 5, 2006
Cooperation with DaimlerChrysler agreed

Together with the Chrysler Group (which is part of the DaimlerChrysler Group), Volkswagen will develop and manufacture a new van for the US market. The vehicle will be sold in the USA under the Volkswagen brand.

JANUARY 19, 2006
The Passat is "Germany's Favorite Car 2006"

Presentation of the "Gelber Engel" ("Golden Angel") in Munich: ADAC readers and visitors at the International Motor Show (IAA) voted the Volkswagen Passat their favorite car.

JANUARY 23, 2006
Volkswagen creates new structures to combat corruption

Volkswagen launches an ombudsman system with the aim of combating corruption Group-wide and promoting transparency in our corporate culture.

FEBRUARY

FEBRUARY 3, 2006
Volkswagen Financial Services AG coordinates financial service activities worldwide

Volkswagen Financial Services AG, which was previously responsible for the Europe and Asia-Pacific regions, now coordinates the Volkswagen Group's global financial services activities.

MARCH

MARCH 2–12, 2006
International Motor Show, Geneva

Volkswagen presents the Polo BlueMotion – the first series-produced model with the new seal of quality, which will in future denote the most fuel-efficient version of every Volkswagen series. In addition, Volkswagen unveils the Concept A study with the first TSI natural gas engine.
At the same time, Škoda presents the world premiere of the new Roomster.

MARCH 7, 2006
Volkswagen – a founding member of "Alliance for Synthetic Fuels in Europe" (ASFE)

Volkswagen and other automobile manufacturers form an alliance with fuel producers, to promote the development of synthetic fuels in Europe.

MARCH 15, 2006
Volkswagen sells Europcar

Volkswagen AG's Supervisory Board approves the sale of the wholly-owned Europcar subsidiary to the French investment group Eurazeo. The company has been managed by Eurazeo since June 1, 2006.

APRIL

APRIL 6, 2006
World premiere of the new Audi TT Coupé in Berlin

Audi presents its TT Coupé to the public for the first time with the unveiling of a stone sculpture of the new model.

APRIL 7, 2006
"Flotten-Award 2006": Nine gold medals for Volkswagen

Volkswagen Group is the most successful vehicle manufacturer at the "Flotten-Award 2006" ("Fleet Award 2006"), with nine first places in the small car, medium car, luxury car and compact delivery van categories, amongst others. Around 4,500 readers took part in the survey in the "Autoflotte" trade journal.

APRIL 27, 2006
Production anniversary in Emden

Volkswagen in Emden manufactures the 14 millionth Passat worldwide. The Passat is one of the most popular midsized cars and is currently the most successful model of its class in Germany.

MAY

MAY 2, 2006
Eos launched in Europe

After more than one million VW cabriolets in the Beetle, Karmann Ghia, Golf and New Beetle series, Volkswagen launches the new Eos. This four-seater is the world's first production vehicle to have a five-piece convertible, sun and coupé roof (CSC roof).

MAY 29, 2006
Contracts for Volkswagen plant in Russia signed

The contracts are signed after the Supervisory Board approved the proposed construction of a factory in the Russian town of Kaluga, around 160 kilometers southwest of Moscow, on April 20, 2006.

JUNE

JUNE 2, 2006
Volkswagen receives European environmental award

The European Commi sion commends the Volkswagen Group fo its end-of-life vehicle recycling technology, which is particularly environmentally- and resource-friendly.

JUNE 18, 2006
TDI power provides a Le Mans victory fo Audi

The new Audi R10 TDI is the first diesel-engi vehicle ever to win th world's most grueling motor race.

VOLKSWAGEN GROUP

Volume Data	2006	2005	%
Vehicle sales (units)	5,720,096	5,192,576	+ 10.2
Production (units)	5,659,578	5,219,478	+ 8.4
Employees at Dec. 31	324,875	344,902	− 5.8

Financial Data (IFRSs), € million	2006	2005[1]	%
Sales revenue	104,875	93,996	+ 11.6
Operating profit before special items	4,383	2,889	+ 51.7
Special items	2,374	351	x
Operating profit	2,009	2,538	− 20.8
Profit before tax from continuing operations	1,793	1,621	+ 10.6
Profit from continuing operations	1,955	1,050	+ 86.2
Profit from discontinued operations	795	70	x
Profit after tax	2,750	1,120	+ 145.4
Cash flows from operating activities	14,470	10,709	+ 35.1
Cash flows from investing activities	11,911	10,365	+ 14.9
Automotive Division[2]			
Cash flows from operating activities	11,745	8,112	+ 44.8
Cash flows from investing activities	6,114	5,721	+ 6.9
of which: investments in property, plant and equipment	3,644	4,316	− 15.6
as a percentage of sales revenue	3.8	5.0	
capitalized development costs	1,478	1,432	+ 3.2
as a percentage of sales revenue	1.5	1.7	
Net cash flow	5,631	2,391	+ 135.5
Net liquidity at Dec. 31	7,133	706	x

Return ratios in %	2006	2005[1]	
Return on sales before tax (continuing operations)	1.7	1.7	
Return on investment after tax (Automotive Division)	2.0	2.4	
Return on equity before tax (Financial Services Division)[3]	16.9	18.2	

[1] Restated.
[2] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[3] Profit before tax as a percentage of average equity (continuing operations).

VOLKSWAGEN AG

Volume Data	2006	2005	%
Vehicle sales (units)	2,268,830	2,151,991	+ 5.4
Production (units)	953,131	956,108	− 0.3
Employees at Dec. 31	94,000	101,028	− 7.0

Financial Data (HGB), € million	2006	2005	%
Sales	53,036	50,245	+ 5.6
Net income	945	741	+ 27.5
Volkswagen AG dividend proposal	497		
of which: ordinary shares	359		
preferred shares	138		

This version of the Annual Report is a translation of the German original. The German text is authoritative.

Answers on sustainability

Globally operating companies face numerous economic, social and ecological challenges – the more so if they are active in the "mobility" sector. The changing environment constantly raises new questions that need to be answered.

The Volkswagen Group sees this as an opportunity. Our broad range of products and services, innovative strength and superbly trained staff in all divisions enable us to find forward-looking answers. We believe that sustainable corporate governance means taking responsibility: for our customers, shareholders, employees, suppliers, for society and for the environment.

Report of the Supervisory Board (in accordance with section 171(2) of the AktG – German Stock Corporation Act)

Dear Shareholders,

During the last fiscal year, the Supervisory Board dealt regularly and in detail with the situation and the development of the Volkswagen Group. In compliance with legal requirements and the German Corporate Governance Code, advice and support was provided to the Board of Management in questions relating to the running of the Company. In addition, the Supervisory Board was consulted directly with regard to all decisions of fundamental significance to Volkswagen.

The Board of Management provided the Supervisory Board with regular, complete and prompt verbal and written reports on all key issues for the Volkswagen Group relating to planning, the development of business, the position of the Group including the risk situation and risk management, and other matters. Furthermore, the Board of Management provided us with detailed monthly reports on the current business position and a forecast for the year as a whole. The Board of Management gave us a comprehensive verbal or written account of any variations from the defined plans and targets. Together with the Board of Management, we discussed the reasons for these variations so that suitable countermeasures could be taken.

The Supervisory Board held four ordinary meetings in 2006. In addition, the Supervisory Board held three extraordinary meetings during the year. Average attendance by Supervisory Board members was 98%. All members attended more than half of the meetings. Resolutions regarding urgent business transactions were adopted in writing by means of a circulated document.

COMMITTEE ACTIVITIES

In order to perform its duties, the Supervisory Board has established four committees: the Presidium, the Mediation Committee in accordance with section 27(3) of the Mitbestimmungsgesetz (German Codetermination Act), the Audit Committee and the Shareholder Business Relationships Committee (AfGA). The Presidium is composed of three shareholder representatives and three employee representatives. The remaining committees are composed of two shareholder representatives and two employee representatives. Membership of the committees at the end of 2006 is indicated in the list on page 195.

The Presidium of the Supervisory Board met prior to each Supervisory Board meeting. The main topics discussed at these meetings were fundamental issues relating to corporate policy and management, as well as current developments in the commercial vehicles sector. The body also met for an additional meeting in order to finalize personnel changes in the Board of Management of Volkswagen AG.

The Mediation Committee was not required to convene during the year.

The Shareholder Business Relationships Committee's task includes the supervision of business relationships of Volkswagen AG and its Group companies with Volkswagen AG shareholders who hold at least 5% of voting rights. This also includes monitoring compliance with the business processes established by the Board of Management which were put in place to structure legal relationships with shareholders in accordance with agreements. The Committee met three times in 2006.

The Audit Committee held four meetings in 2006. These meetings were primarily concerned with the consolidated financial statements and risk management. The Audit Committee also dealt with the interim reports, matters relating to financial reports and their audit by the auditors.

TOPICS DISCUSSED BY THE SUPERVISORY BOARD

At our meeting on February 24, 2006, the Supervisory Board thoroughly examined and subsequently approved the annual financial statements of Volkswagen AG and the consolidated financial statements of the Group prepared by the Board of Management for 2005.

During the same meeting, we resolved to expand the Presidium of the Supervisory Board from four to six members. Dr. Wendelin Wiedeking, President and CEO of Dr. Ing. h.c. F. Porsche AG, and Mr. Bernd Wehlauer, Deputy Chairman of the Group and General Works Councils of Volkswagen AG, were appointed to the Presidium. Furthermore, audit firm KPMG submitted its final report on the incidents (front companies, embezzlement) in relation to which Volkswagen had filed criminal charges at the end of June 2005. KPMG provided us with extensive information on individual incidents and their impact and consequences. We also approved the retirement of some 41.7 million treasury shares. Finally, the Board of Management informed us about current considerations relating to Europcar.

On March 15, 2006, the Supervisory Board approved the sale of the Europcar subsidiary to the French investment group Eurazeo by means of a circulated document.

At its meetings on April 19/20, 2006, May 2, 2006, July 18/19, 2006, and on September 15, 2006, the Supervisory Board concerned itself predominantly with strategic issues. The Board of Management explained concepts for improving the market position of the Group – particularly the Volkswagen Passenger Cars brand – in the USA, China and South America. We concurred with these concepts. The Supervisory Board authorized the Board of Management to continue negotiations with employee representatives and IG Metall with a view to improving the situation of the Volkswagen Passenger Cars brand. In addition, we examined the situation at the SEAT brand and concurred with the proposed measures. Furthermore, we approved the plans of the Board of Management to substantially expand substantially the Group's involvement in Russia. In May 2006, we also set up the Shareholder Business Relationships Committee (AfGA).

The MAN/Scania issue was the subject of our meeting on October 15, 2006. We examined the situation in detail and unanimously backed an amicable solution for all concerned with the aim of merging MAN and Scania.

At the Supervisory Board meeting on November 17, 2006, we resolved unanimously to replace the Chairman of the Board of Management at the end of the fiscal year. We also discussed in detail the Volkswagen Group's financial and investment planning for 2007 to 2009 and approved the Board of Management's proposals. Furthermore, we approved the Board of Management's plans to establish a production facility in India. At this meeting, the Supervisory Board also confirmed its endorsement of the merger between MAN and Scania.

CORPORATE GOVERNANCE AND DECLARATION OF CONFORMITY

The implementation of the German Corporate Governance Code at Volkswagen was discussed by the Supervisory Board at its meeting on November 17, 2006. In particular, we discussed the recommendations published by the "Government Commission on the German Corporate Governance Code" on July 24, 2006. On November 17, 2006, together with the Board of Management, we issued the declaration required under section 161 of the Aktiengesetz (German Stock Corporation Act) regarding compliance with the recommendations of the Code. This is permanently available on the Volkswagen AG website at www.volkswagen-ir.de. Further information regarding the implementation of the recommendations and suggestions of the German Corporate Governance Code can be found in our Corporate Governance Report starting on page 35 and in the Notes to the Consolidated Financial Statements on pages 183 to 186.

AUDIT OF ANNUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Annual General Meeting on May 3, 2006, appointed PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as auditors for fiscal year 2006. The auditors audited the annual financial statements of Volkswagen AG, the consolidated financial statements of the Volkswagen Group and the combined management report. They issued unqualified audit opinions on all of these documents. The auditors also assessed the risk management system, concluding that the Board of Management had taken the measures required by section 91(2) of the German Stock Corporation Act to ensure early detection of any risks endangering the continued existence of the Company.

The documentation relating to the financial statements and the auditors' reports was made available to all members of the executive bodies in good time for the Audit Committee meeting on February 27, 2007, and for the Supervisory Board meeting on March 2, 2007. At both meetings, the auditors reported extensively on the principal findings of their audit and were available to provide additional information if required.

Our own review of the consolidated financial statements of the Group, the annual financial statements of Volkswagen AG and the combined management report did not give rise to any objections. At our meeting on March 2, 2007, we therefore concurred with the auditors' findings and approved the annual financial statements and the consolidated financial statements prepared by the Board of Management. The annual financial statements are thus adopted. We endorsed the proposal on the appropriation of net profit submitted by the Board of Management.

DISCLOSURES IN ACCORDANCE WITH SECTION 289(4) AND SECTION 315(4) OF THE GERMAN COMMERCIAL CODE (HGB) AND WITH SECTION 171(2), SENTENCE 2 OF THE GERMAN STOCK CORPORATION ACT (AKTIENGESETZ)

The provisions of the German Takeover Directive Implementation Act (Übernahmerichtlinie-Umsetzungsgesetz) included amendments to the German Commercial Code (HGB) and the German Stock Corporation Act (AktG). The detailed information now required for the following disclosures can be found in the combined management report on pages 59 to 62:

- capital structure,
- shareholder rights/obligations,
- voting right limitations,
- shareholdings exceeding 10% of voting rights,
- composition of the Supervisory Board,
- legal requirements and requirements of the Articles of Association with regard to the appointment and removal of Board of Management members and to the criteria for amending the Articles of Association,
- the powers of the Board of Management, particularly concerning the issue of new shares and the repurchase of treasury shares,
- and the material agreements of the parent company that take effect in the event of a change of control following a take over bid.

This information has also been reviewed by the auditors. The Board of Management has explained the information in the combined management report. We have reviewed these explanations and endorse them.

MEMBERS OF THE SUPERVISORY BOARD AND BOARD OF MANAGEMENT

On January 18, 2006, Mr. Peter Mosch, Chairman of AUDI AG's Central Works Council, was appointed a member of the Supervisory Board by court order to succeed Mr. Xaver Meier, who left on December 31. On January 25, 2006, Dr. Wendelin Wiedeking, President and CEO of Dr. Ing. h.c. F. Porsche AG, was appointed a member of the Supervisory Board by court order to succeed Lord David Simon of Highbury, CBE, who stepped down from the Supervisory Board on the same date. Dr. Gerhard Cromme and Dr. Klaus Liesen retired from the Supervisory Board at the end of the Annual General Meeting on May 3, 2006. The same Annual General Meeting elected Dr. Jürgen Großmann, Managing Partner of Georgsmarienhütte Holding GmbH, and Mr. Holger P. Härter, member of the Executive Board of Dr. Ing. h. c. F. Porsche AG responsible for Finance and Controlling, to the Supervisory Board for the first time.

At our meeting on November 17, 2006, we appointed Prof. Dr. Martin Winterkorn as Chairman of the Board of Management of Volkswagen AG effective January 1, 2007. At this meeting, we also resolved to remove Dr. Bernd Pischetsrieder from the Board of Management effective December 31, 2006.

At the Supervisory Board meeting on January 11, 2007, we appointed Prof. Dr. Jochem Heizmann to the Board of Management. Dr. Wolfgang Bernhard left the Company effective January 31, 2007.

We would like to thank the members of the Board of Management, the Works Council, the management and all the employees of Volkswagen AG and its affiliated companies for their efforts and achievements over the past year.

Wolfsburg, March 2, 2007

Ferdinand Piëch
Chairman of the Supervisory Board

Letter to our Shareholders

"The positive price performance indicates that investors believe our restructuring efforts are successful, and that we're moving in the right direction."



PROF. DR. RER. NAT. MARTIN WINTERKORN
Chairman of the Board of Management of Volkswagen AG

Dear Shareholder,

2006 was an encouraging and gratifying year for a number of reasons: the development of the Volkswagen AG share price was more than satisfactory, with ordinary shares rising by 93% and preferred shares by 74% – clearly outperforming the DAX, which only grew by 22%. At €4.4 billion, the Group's operating profit before special items was impressive. This is why we want to increase the dividend to €1.25 for ordinary and €1.31 for preferred shares.

It's well known that the stock exchange is where the future is traded, so the positive price performance indicates that investors believe our restructuring efforts are successful, and that we're moving in the right direction.

The tremendous potential of our Group lies in the value of its brands. That's why we need strong, independent brands with a profile of their own that's tailored to their target groups. They must be able to operate autonomously and have meaningful responsibility for their own performance. To achieve this, we have optimized the Group structures, dissolved the brand groups and returned complete independence and responsibility for their entire business to the brands. One consequence of this is that, starting in fiscal year 2007, we will report the key financial indicators separately for each of the brands. This will considerably increase the financial market transparency of the Volkswagen brand in particular.

To make the Volkswagen brand fit for the future, we need a healthy economic foundation. That's why it's so important for us to continue pushing ahead with "ForMotionplus" and to further extend the productivity improvements already underway at our plants. The collective wage agreement signed for Volkswagen AG's six traditional sites in October last year was a major step on the road towards greater competitiveness. This means that Volkswagen's labor costs are now back to comparable industry levels.

Our customers, employees and shareholders also believe that business success must be sustainable rather than merely short-term. That's why the motto for the 2006 Annual Report is "sustainability", and that's also why we are working hard on developing vehicle concepts for a sustainable future.

We are absolutely convinced that our reorientation creates the optimum conditions for achieving all of our goals: attractive, high-quality products for our customers, secure jobs for our employees and profitable growth for our shareholders.

Yours sincerely,

Martin Winterkorn

Prof. Dr. rer. nat. Martin Winterkorn



Growth

In principle, growth is quite simple: if the roots are healthy, you can develop strongly. At least that is the case with Volkswagen. And so that it stays this way, we ensure that all departments can grow on the basis of a healthy overall economy. On principle.

> INFORMATION ON THE EXPECTED DEVELOPMENT OF THE GROUP CAN BE FOUND IN THE MANAGEMENT REPORT STARTING ON PAGE 110



Networking

Networking increases capacity: we optimize cooperation and interaction, creating synergies across the Group. We bring together the right minds, skills and capacities quickly and easily. And we create structures that are leaner, more flexible and more sustainably profitable.

> INFORMATION ON FORMOTIONPLUS, THE GROUP-WIDE PERFORMANCE ENHANCEMENT PROGRAM, CAN BE FOUND STARTING ON PAGE 22.

Perfection



erfection is our constant goal: that's why we work tirelessly to improve the quality f our products and services. And why our specialists in Research & Development nd Production work together closely to develop key quality indicators so that we an measure our progress in all areas.

INFORMATION ON OUR PRODUCT AND SERVICE QUALITY CAN E FOUND IN THE MANAGEMENT REPORT STARTING ON PAGE 94

Drive



Drive is the power that moves us forward. And that can mean more fun than the word may initially suggest. For example, with new diesel powertrains that can hold their own against petrol engines in terms of agility and performance, while out-stripping them in terms of fuel efficiency and cleanliness.

> INFORMATION ON THE CLEAN DIESEL PARTNERSHIP, THE INITIATIVE FOR EXCEPTIONALLY CLEAN AND FUEL-*EFFICIENT* DIESEL POWERTRAINS, CAN BE FOUND STARTING ON PAGE 24

Raw materials



Raw materials are the basis for creating value. That's why we take a responsible approach to using them and constantly strive to improve our resource efficiency. But because resources are finite, we are increasingly investing in the use of renewable resources. So that we can continue adding value – for ourselves and for generations to come.

> INFORMATION ON OUR POWERTRAIN AND FUEL STRATEGY CAN BE FOUND IN THE MANAGEMENT REPORT STARTING ON PAGE 99

Education is the future. That's why we invest in training centers at our locations, in exchange and development programs, and in closely integrating vocational and academic training. We know that our employees are our biggest asset. Now and in the future, throughout the world.

> INFORMATION ON TRAINING AND STAFF DEVELOPMENT CAN BE FOUND IN THE MANAGEMENT REPORT STARTING ON PAGE 95

The Board of Management Discusses:
How Volkswagen combines economic success with social responsibility.

The Volkswagen Group sees the current challenges in the market and society as an opportunity to extend its leading position.

Automobile manufacturers are facing a range of challenges. Customers want even greater quality and more and more equipment features for the same or even lower prices. Environmental standards are rising constantly, and fossil fuels are running short. Society also makes demands of the Volkswagen Group.
The Board of Management discusses these issues and presents its solutions.

QUESTION: What challenges will the Volkswagen Group have to respond to in 2007?

PROF. DR. MARTIN WINTERKORN: The keyword for these challenges, both in 2007 and beyond, is "sustainability". My colleagues and I on the Board of Management think there are three main factors here: "cost-effectiveness and value enhancement", "technical expertise and quality", and "environment and social responsibility".

QUESTION: And what does this mean in concrete terms?

PROF. DR. MARTIN WINTERKORN: "Cost-effectiveness and value enhancement" means that we have to achieve more with less. "Technical expertise and quality" means that we want to remain technology leaders and focus our thoughts and actions on our customers' desire for first-rate vehicles. Finally, "environment and social responsibility" means that we take our role seriously and look after the well-being of our employees just as we try to preserve natural resources.

QUESTION: Can you give us an example?

HANS DIETER PÖTSCH: Our successful ForMotion program and ForMotionplus, its successor, are pioneering as far as cost-effectiveness and value enhancement are concerned. ForMotion kicked off a positive earnings trend. For ForMotionplus, we raised the bar even higher: in 2008, we are aiming for consolidated profit before taxes of €5.1 billion or even more. We want to generate at least our cost of capital in the Automotive Division then. We are aiming for a return on investment of at least nine percent over the medium term in this area.

PROF. DR. JOCHEM HEIZMANN: For the Volkswagen Passenger Cars brand, this means that we will increase productivity by ten percent in 2007. We want to save a billion euros in material costs.

QUESTION: How do you want to safeguard the competitiveness of the Volkswagen Group?

DR. HORST NEUMANN: The collective bargaining agreement for the six traditional plants in Germany signed on October 5, 2006 is a significant factor. This saw Volkswagen returning to normal working hours, reducing hourly labor costs to standard industry levels.

QUESTION: But you didn't reach this agreement without making some concessions to the employees.

DR. NEUMANN: In return, we can better utilize our capacity at the traditional vehicle and components plants. One consequence of this is to safeguard jobs. Our commitment to take on 1,250 vocational trainees each year going forward means that we are continuing to invest in our future. But we shouldn't forget that only successful companies can create jobs.

QUESTION: As an automobile manufacturer, you aren't just represented in Germany, but worldwide. How do you live up to your responsibility for employees and the environment abroad?

FRANCISCO JAVIER GARCIA SANZ: There are no differences in the fundamental strategy. We take a lot of care of our employees and their direct environment because we believe that only committed and healthy employees will deliver maximum performance. However, we do respect local conditions.

QUESTION: And what are the local differences?

GARCIA SANZ: At our Puebla plant in Mexico, for example, the company physicians are also available to our employees as family doctors if they need them. And because water is a scarce resource there, we have installed a process water recycling system at our plant that has dramatically reduced our fresh water requirements. We also built a modern sewage treatment plant that far exceeds local standards.

PROF. DR. WINTERKORN: That's what we mean by social responsibility. It's also why we support the United Nations "Global Compact" and are committed to human rights, occupational health and safety, environmental protection and the fight against corruption. By assuming responsibility and practicing sustainability, we strengthen our Group's innovative power and competitiveness.



PROF. DR. RER. NAT. MARTIN WINTERKORN
Chairman of the Board of Management of Volkswagen AG

QUESTION: How do you realize your "environment and social responsibility" goals at the level of your products?

PROF. DR. HEIZMANN: In 2006, Volkswagen launched a vehicle into the market that is essentially proof on four wheels that you can align environmental demands with customer wishes: the Polo BlueMotion. At 3.9 liters of diesel per 100 kilometers, it uses around half a liter less than a conventional Polo. Its 59 kilowatt engine means that it's just as agile as comparable vehicles, and at around €16,000 it's no more expensive. Our goal is to launch additional BlueMotion versions of Volkswagen brand models. The next one will be the Passat.

PROF. DR. WINTERKORN: BlueMotion is built on the perception that customers do not want an "either/or" situation when it comes to their personal mobility. Rather, they want four things at the same time: driving pleasure in economical cars that offer first-rate quality at an acceptable price.

PROF. DR. HEIZMANN: Incidentally, the BLUETEC initiative that Volkswagen, Audi and DaimlerChrysler have initiated is moving in the same direction. Again, the goal here is to create more energy-efficient vehicles with lower emissions. The "Clean TDI" that will be launched in the US market in 2008 in the guise of the Jetta even meets the strict Californian emission standards and will significantly increase our market share in the United States.



FRANCISCO JAVIER GARCIA SANZ
Procurement

QUESTION: What's the key to sustainable success at Volkswagen?

PROF. DR. WINTERKORN: We have to secure growth by building new, competitive models, thus enhancing the allure of our brands and increasing customer satisfaction. Internally, it's vital for us to improve processes and leverage synergies in the Group. If we can do that, we can offer our employees secure jobs and drive forward environmental protection. Innovation is the driving factor for success in all of these areas.

PÖTSCH: To accompany the undisputed progress that we have made in personnel costs, as well as in parts and components, we must now focus our attention increasingly on topics such as sales and business processes. We can generate even greater synergies here.

QUESTION: What might these be?

PÖTSCH: Part of ForMotionplus addresses just this issue. To give you a concrete example: at more than a billion euros, our Financial Services Division contributed a considerable portion of our 2006 consolidated profit before tax, but this does not mean that cooperation between our vehicle sales operations and our automotive banks can not be expanded further.

PROF. DR. HEIZMANN: The same applies to development and production. We still have a long way to go before we have exhausted all the potential for enhanced productivity, and considerable improvements can still be achieved. Our goal must be to develop and build more vehicles in a shorter time, and still remain within our strict financial targets.

QUESTION: How do you want to achieve this?

PROF. DR. HEIZMANN: Our development and production teams must work together closely right from the outset to ensure a constant exchange of knowledge. Suppliers, too, will be integrated into this process.

GARCIA SANZ: This underscores again how important our suppliers are for our corporate success, because we buy in between 60 and 70 percent of our components. However, suppliers don't just have to deliver perfect quality, they must also meet minimum ecological and social standards worldwide. That's why we've developed a concept for integrating environmental and occupational health and safety criteria, as well as social rights, into our global procurement management system, based on a dialog with our business partners and support from the academic community.

QUESTION: What standards do suppliers have to meet?

GARCIA SANZ: The concept extends to four key elements: sustainability standards for suppliers, an early-warning system to minimize risk, acknowledgement of our standards by the suppliers together with self-assessment, and finally a monitoring and supplier development process. This concept has been implemented in the Volkswagen Group's business processes since 2006.



DR. RER. POL. HORST NEUMANN
Human Resources

QUESTION: And what are the benefits of this approach?

PROF. DR. WINTERKORN: Ignoring social standards and the environment would permanently damage the attractiveness of our brands. Compliance also delivers economic progress for us: for example, we do not see developing alternative powertrains as an unnecessary burden, but as a challenge to extend further our technology leadership through innovation.

QUESTION: What role do the employees play in all this?

DR. NEUMANN: We will only remain competitive if our employees do their part and are also appropriately trained. In an era of global change, we need employees who see the big picture. This starts with our trainees and young employees. That's why we've launched an international program with the title "Wanderjahre" (years abroad), for example.

QUESTION: Sounds like the old tradition of journeymen carpenters ...

DR. NEUMANN: It's not dissimilar. The program is geared to mobile, educated young people with above-average performance and development potential. Staying with a host family ensures that they get to experience the cultural aspects of a country and its people. These "years abroad" benefit both sides: Volkswagen gains motivated employees with international experience – and young people develop another perspective from the start of their careers.

QUESTION: Not too long ago, an economic report by investment bank Goldman Sachs on Brazil, Russia, India and China caused quite a stir. It said that, in the long term, these countries will collectively overtake the G6. What's the position of the Volkswagen Group in these "BRIC" countries?

PROF. DR. WINTERKORN: The BRIC countries are very important for us because 40 percent of the global population lives there. They are responsible for ten percent of global GNP and are recording extremely dynamic growth. We are investing substantial sums in Russia and India, where we will shortly be building new factories. We have enjoyed a good position in Brazil and China, the other two BRIC countries, for many years. In particular our sales success in China is very encouraging. Audi is recording its strongest growth rates for years there and has raced well ahead of the competition in the premium segment.

GARCIA SANZ: The importance of China for us is also shown by another example. As the first automobile manufacturer in China, Volkswagen has launched an accident research project with Tongji University in Shanghai, because at 152 accident victims per 10,000 vehicles, 127 times more people are killed in road accidents in China than in Germany.

QUESTION: And what concrete steps are you taking to resolve this?

GARCIA SANZ: An accident research team of ten people has been working locally since May 2005 with specialist support from experts from Wolfsburg. It also coordinates and cooperates closely with the local police in the Jiading district. In addition, Volkswagen acts as an adviser to, and sponsor of, a Chinese TV road safety series that's similar to the format we have in Germany.



PROF. DR. RER. POL. JOCHEM HEIZMANN
Production

QUESTION: The growing demand for mobility in China and other emerging economies brings us to an entirely different question. Fossil fuels on our planet are running out. Do automobiles have a future?

PROF. DR. WINTERKORN: Most certainly. More fuel-efficient powertrains are the first step towards a solution, but they alone are not the answer. That's why we are also involved in researching second-generation biofuels that do not compete with food production.

QUESTION: What are the advantages compared with the first generation of biofuels?

PROF. DR. WINTERKORN: They can be used without any problems in all of our vehicles and can be distributed via the existing service station network. Moreover, SunFuel – the diesel substitute – and cellulose ethanol, as an additive to petrol fuels, have an almost neutral CO_2 balance: production and combustion of the fuel generates only marginally more CO_2 than the plant absorbs from its environment while it's growing. At the end of this long development path towards new fuel sources, in approximately two decades, we expect to see an electric drive system that will draw its energy either from a hydrogen-powered fuel cell or from batteries.

QUESTION: Even if there's progress in the production and use of automobiles – won't there still be the problem of disposing of end-of-life vehicles?

PÖTSCH: We're seeing progress here, too. The award-winning Volkswagen-SiCon process recovers materials from end-of-life vehicle recycling residues that previously couldn't be separated at an acceptable cost. This closes the circle of environmentally responsible production, clean operation and extensive recycling. For us, end-of-life vehicles aren't annoying waste, but a valuable source of raw materials.

QUESTION: How do you encourage this trend towards more sustainability across the entire lifecycle of a vehicle?

PÖTSCH: Cooperation with innovative companies like SiCon is just one way. We also selectively support universities and professorships. The most recent example: the Volkswagen Group is supporting a new foundation chair at the Technical University of Braunschweig for the further development of biofuels to the tune of one million euros.

QUESTION: And how about your own research?

PROF. DR. HEIZMANN: In the field of hydrogen technology, our research department recently announced a breakthrough with the high-temperature fuel cell. This is a key milestone on the way towards wide-scale use of this technology, although the development of the corresponding logistics to match today's service station network will still take some time to complete.

DR. NEUMANN: Our successful research and development projects also demonstrate the performance of our employees. Volkswagen's ideal profile calls for skilled, committed employees who are willing to contribute ideas and to get on with the job.



HANS DIETER PÖTSCH
Finance and Controlling

QUESTION: And how do you turn this ideal into reality?

DR. NEUMANN: We invest in a major way in the skills of our employees. Initial training and continuing development are key issues at the Volkswagen Group. We'll never adopt a "hire-and-fire" policy – apart from anything else, it would damage our own best interests.

QUESTION: Professor Winterkorn, how would you sum up this discussion?

PROF. DR. WINTERKORN: Sustainability is built into the fabric of everything we do. We are being very successful at achieving more with less. Our innovative, wide range of models is fascinating more and more customers. But we never lose sight of our responsibility for our employees and the environment. We're ready to take on the competition. Or to put it figuratively: we continue to drive safety, but you can feel we are picking up speed.

Cost-Effectiveness and Value Enhancement

Underpinning our competitiveness with the "ForMotionplus" program.



Exchange of ideas "on site": Representatives from different departments discussing the combination of materials in the cockpit.

SOUND ECONOMIC FOUNDATION

Companies today are faced with a host of demands from the markets, their shareholders and stakeholders. Customers expect outstanding products, shareholders want dividends and share price increases, employees require secure and attractive workplaces, and suppliers demand appropriate prices for their services – to name just the most pressing examples.

A company can only meet all of these expectations if it is based on a sound economic foundation. This foundation will only remain firm if a premium is generated over the long term above and beyond the cost of capital. Only then do companies have the necessary financial flexibility to invest in products, quality and technologies that will keep them competitive going forward.



Is there more room for efficiency? Our production processes are also analyzed in detail within the scope of ForMotionplus.

That is why every successful company regularly examines its products and processes. This has been the case at Volkswagen for decades now, most recently as part of our successful ForMotion program and its follow-up, ForMotionplus. The two programs share the same goal: to enhance performance at all the Group's brands and companies.

A CLEAR TARGET

The philosophy we apply to our cars also applies to *ForMotionplus:* the successor must be better than its predecessor. ForMotion set a positive earnings trend in motion. For ForMotionplus, we raised the bar even higher: in 2008, we want consolidated profit of at least €5.1 billion before taxes. And then we want to achieve our cost of capital in the Automotive Division. We are aiming for an ROI of at least 9% over the medium term in that area.

The individual brands and companies are responsible for reaching these targets. Each of them has defined its own program, on which concrete projects are based. This is what sets ForMotionplus apart from its predecessor, which outlined seven central focus areas. However, complementary to the brand and company projects, ForMotionplus has also set four overarching focus areas, which are steered at the Group level: "improved sales performance", "material costs", "processes" and "capital employed". Improving cooperation between dealerships and the Financial Services Division is one concrete example for a project in the "improved sales performance" focus area.

The ForMotionplus *earnings target* of at least €5.1 billion in profit is a net figure. Negative market or economic influences must be compensated. The success of all projects is critically dependent on each employee doing their part for ForMotionplus. We therefore incorporate them into the program's objectives and keep them informed on current progress via Volkswagen's intranet, employee magazines and events. The Board of Management follows the program closely and regularly informs the entire management of upcoming milestones and challenges in the "ForMotion Dialog".


VOLKSWAGEN

ForMotionplus Dialog: Regular status reports and new management milestones.

Technical Expertise and Quality

Continuing our success story with BLUETEC.



Individual mobility and environmental compatibility need not contradict each other. We're working on that.

THE FUTURE DEMANDS MORE ENVIRONMENTALLY FRIENDLY TECHNOLOGIES

The automobile remains the greatest guarantor of individual mobility. However, it faces daunting technical and social challenges. Every manufacturer must find creative answers to the constantly increasing demands of their customers. In addition to modern vehicle performance and high-quality workmanship, customers' wishes for environmentally friendly, economical vehicles are growing. This gives the term "quality" a new dimension.

Volkswagen has taken a leading position in the area of research and development in Europe. The focus of the Group's work in this area includes projects on lowering CO_2, particle and nitric oxide (NOx) emissions. The primary goal is to enhance proven engine and filter technologies, making it possible to build lower-emission, more energy efficient automobiles.

An innovative and advanced system that keeps CO_2 emissions particularly low while at the same time avoiding 90% of NOx emissions will soon be introduced to the market: the "Clean TDI".

CLEAN TDI: EXPANDING IN THE UNITED STATES WITH STATE-OF-THE ART DIESEL TECHNOLOGY

"Clean TDI" is an especially clean, low-consumption diesel engine by Volkswagen that meets the toughest emissions standards – even in the US. The diesel engine has great potential in this key market. In order to leverage this potential, Volkswagen, Audi and DaimlerChrysler have developed "BLUETEC" as an overarching diesel engine brand.



The "Clean TDI" stands for low CO_2 and NOx emissions.

Our aim is to leverage the "BLUETEC" label to significantly increase the use of diesel engines in the United States and gain market share there.

In the case of nitric oxide, Volkswagen's Clean TDI demonstrates how innovative technical expertise can be harnessed to find solutions that are customized to suit different vehicle classes.



Environmentally friendly: the next generation of catalytic converters for diesel engines that meet even the toughest emissions standards.

We are testing a NOx catalytic converter for sub-Passat class models that absorbs nitric oxides like a sponge, achieving a very high degree of effectiveness. It is self-cleaning. The extremely low-sulfur fuel needed for the catalytic converter was introduced in the US on a large scale on October 15, 2006.

We use the SCR catalytic converter (SCR = selective catalytic reduction) in the larger series models. The safe, odorless and biologically degradable "AdBlue" additive, which converts nitric oxides into nitrogen and water, is added to this as a central element. The driver incurs no extra effort here – the additive is simply refilled by the workshop at inspections.

Diesel engines are winning over more and more customers today with their qualities: powerful torque, agility, robustness and, above all, lower fuel consumption in comparison with petrol engines. Good reasons, then, for experts to anticipate that by 2015, over 15% of new car registrations in North America will be for vehicles with diesel engines. This will benefit Volkswagen.

Environment and Social Responsibility

At the Uitenhage plant in South Africa, Volkswagen leads by example.



Celebrating the opening of the new, environmentally friendly paintshop in Uitenhage: (left to right) Andreas Tostmann (Managing Director Volkswagen of South Africa), Mandisi Mpahlwa (Minister of Trade and Industry), Mayor Nondumiso Maphazi, President Thabo Mbeki and the Prime Minister of Eastern Cape Province, Nosimo Balindlela.

NEW PAINTSHOP GUARANTEES HIGHEST LEVEL OF ENVIRONMENTAL PROTECTION

Western societies have been concerned with social issues since the industrial revolution. In the 1970s, the topic of environmental protection appeared on the political agenda. If we wish to ensure a future worth living for future generations, we must master these two challenges. Industry must not leave it up to governments to solve these two issues, because they do not stop at the factory gates. It must increase its use of environmentally friendly technologies and assume responsibility for employees in the form of a company social policy.

Volkswagen is facing these challenges worldwide. A good example of this is the Uitenhage plant in South Africa, where Volkswagen has been manufacturing vehicles for more than five decades. Approximately 6,000 employees are active in automotive production there. Volkswagen is one of the pioneers in South African vehicle exports. In 2006, we established a new paintshop there, with the most leading-edge systems, environmental controls and energy recovery equipment.

The paintshop went into service in December 2006 and is doing its part to lower emissions in comparison to its predecessor. At Uitenhage, specially developed procedures help to reduce the amount of thinner used and cut waste. Even the paint is particularly environmentally friendly. The use of painting robots throughout the paintshop also significantly increases quality while improving working conditions.



Our plant in South Africa: occupational safety has a high priority here.

COMMITMENT RECOGNIZED IN FIGHT AGAINST AIDS

In the past two years alone, Volkswagen created more than 500 jobs in Uitenhage. The plant is thus a constant economic and social factor in Eastern Cape Province.



Preventative healthcare for employees and their families: quick Aids test in Volkswagen's Uitenhage plant.

This is evident in Volkswagen's commitment to the fight against Aids in this region. Volkswagen of South Africa launched its anti-Aids program in 2001 in cooperation with the Gesellschaft für technische Zusammenarbeit (GTZ – German Corporation for Technical Cooperation) and the local physicians' association. Its integrated approach is founded on education, healthcare and risk management. Volkswagen's healthcare program makes first-class medical care for HIV positive employees and their family members, as well as home care and assistance from social workers, nutritionists and psychologists, possible.

These measures are supported by the Volkswagen Community Trust, which was founded in 1988 by workers and the Company. The trust promotes schooling and educational initiatives, as well as healthcare projects, among other things. Projects relating to combating Aids include prevention measures and Aids orphan care.

For its commitment to the fight against Aids, Volkswagen was presented the Corporate Care Award by Professional Management Review Africa (2004) and the "Business Excellence in the Workplace" award of the Global Business Coalition on HIV/Aids (2005).

Volkswagen Shares and Bonds
Significant increase in value of Volkswagen AG shares

Volkswagen AG shares outperformed the market trend in 2006, almost doubling in value. The systematic continuation of our performance enhancement and restructuring measures, together with the retirement of treasury shares, led to a positive share price performance that was further lifted in the second half of the year by the investment by Porsche.

GLOBAL EQUITY MARKETS

Prices in the global equity markets fluctuated substantially in 2006. After a positive start to the year, uncertainty over interest rate and commodity price movements, as well as the situation in the Middle East, caused prices to fall in the second quarter. As the year continued, this was more than offset by a drop in oil prices and better interest rate prospects. At the end of the year, the DAX reached 6,597 points, 22.0% higher than the previous year's level. The DJ Euro STOXX Automobile closed the year at 284 points, corresponding to a 26.3% increase as against December 31, 2005.

DEVELOPMENT OF THE VOLKSWAGEN SHARE PRICE

In 2006, thanks to the systematic continuation of our performance enhancement and restructuring measures, Volkswagen shares significantly outperformed the positive market trend. The interest of institutional and private investors was also attracted by the retirement of 41,719,353 treasury shares in the first quarter and the earnings development ahead of expectations. In the second half of the year, the share price continued to rise, driven in part by the investment by Porsche and an increased focus by investors on automotive stocks. Large volumes of shares were traded, particularly towards the end of the year. Ordinary shares recorded an annual low of €45.10 on January 2, 2006. They reached an annual high of €85.89 on December 29, 2006, the last trading day of the year. This was also the highest price for eight years. The value of the shares almost doubled year-on-year.

Volkswagen AG preferred shares performed similarly in 2006, peaking at €56.55 on December 29. This corresponds to a clear increase of 74.0% compared with the 2005 year-end price. Their lowest price was €32.85 on January 5, 2006.

SHARE PRICE DEVELOPMENT FROM DECEMBER 2005 TO DECEMBER 2006
INDEX BASED ON MONTH-END PRICES: DEC. 31, 2005 = 100


200
180
160
140
120
100
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

Volkswagen ordinary shares
Volkswagen preferred shares
DAX
DJ Euro STOXX Automobile

DIVIDEND YIELD

Based on the dividend proposal for 2006, the dividend yield on Volkswagen AG ordinary shares is 1.5%. The dividend yield on preferred shares is 2.3%. Details of the current dividend proposal can be found in the chapter entitled Volkswagen AG (condensed, according to German Commercial Code) on page 81 of this Annual Report.

EARNINGS PER SHARE

Basic earnings per share from continuing and discontinued operations were €7.07 in 2006. In accordance with IAS 33, the calculation is based on the average number of ordinary shares outstanding in the fiscal year (see also note 9 to the Volkswagen Consolidated Financial Statements).

SHAREHOLDER STRUCTURE

The shareholder structure of Volkswagen AG as of December 31, 2006, is shown in the chart on the next page.

The number of shares changed over the course of the year owing to the conversion of bonds from our stock option plan and the retirement of treasury shares. At the end of 2006, the subscribed capital of Volkswagen AG comprised 286,980,067 ordinary shares and 105,238,280 preferred shares. Dr. Ing. h.c. F. Porsche Aktiengesellschaft notified us that its share of voting rights in Volkswagen AG on November 13, 2006 was 27.40%, corresponding to 20.0% of subscribed capital. This means that Dr. Ing. h.c. F. Porsche Aktiengesellschaft is the largest single shareholder. The State of Lower Saxony held 20.26% of the ordinary shares on January 20, 2007, corresponding to 14.8% of subscribed capital.

In 2006, the proportion of Volkswagen shares held by foreign institutional investors decreased to 23.9% (previous year: 31.1%). German institutional investors held 5.8% (7.0%).

SHAREHOLDER STRUCTURE AT DECEMBER 31, 2006
AS A PERCENTAGE OF SUBSCRIBED CAPITAL



German institutional investors
5.8
Foreign institutional investors
23.9
State of Lower Saxony
14.8 [1]
Dr. Ing. h. c. F. Porsche AG
20.0 [2]
Private shareholders/Other
35.5

[1] As at January 20, 2007 in accordance with notification dated February 12, 2007.
[2] As at November 13, 2006 in accordance with notification dated November 24, 2006.

EIGHTH TRANCHE OF THE STOCK OPTION PLAN

In 2006, we again created an incentive for employees covered and those not covered by collective wage agreements, members of management and members of the Board of Management to contribute to increasing the value of our Company. In line with the resolutions adopted by Volkswagen AG's Supervisory Board and Board of Management, eligible employees had the opportunity to participate in the eighth tranche of the stock option plan. Some 38,000 employees exercised this option. At the end of 2006, Volkswagen AG reported a total of 311,868 convertible bonds with a nominal value of €0.8 million. These entitle the holders to acquire up to 3,118,680 ordinary shares within the conversion period from July 8, 2008 to June 30, 2011, provided that the price of Volkswagen ordinary shares at that time exceeds a stipulated staggered conversion price.

Over the past year, some 50,000 employees exercised their conversion rights under the convertible bonds subscribed as part of the fourth, fifth and sixth tranches of the stock option plan. This resulted in the creation of approximately 6,770,000 new ordinary shares or €17.3 million in subscribed capital. Further details of our stock option plan can be found in the Notes to the Volkswagen Consolidated Financial Statements, starting on page 160.

VOLKSWAGEN SHARE DATA

Securities identification codes	Market indices ordinary shares	Market indices preferred shares	Exchanges
Ordinary shares ISIN: DE0007664005 WKN: 766400 Deutsche Börse/Bloomberg: VOW Reuters: VOWG.DE Preferred shares ISIN: DE0007664039 WKN: 766403 Deutsche Börse/Bloomberg: VOW3 Reuters: VOWG_p.DE	DAX, HDAX, CDAX, Prime All Share, Prime Automobile, DJ Euro STOXX Automobile, FTST Eurotop 100 Index, S&P Global 100 Index, FTSE4Good Global Index, FTSE4Good Europe Index, Advanced Sustainable Performance Index	CDAX, Prime All Share, Prime Automobile, Classic All Share	Berlin, Bremen, Düsseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart, Xetra, London, Luxembourg, New York*, Tokyo, SWX Swiss Exchange

* Traded in the form of "sponsored unlisted American Depositary Receipts" (ADRs). Five ADRs correspond to one underlying Volkswagen ordinary share.

VOLKSWAGEN SHARE KEY FIGURES

Dividend development		2006	2005	2004	2003	2002
Number of no-par value shares at Dec. 31						
Ordinary shares	thousands	286,980	321,930	320,290	320,290	320,290
Preferred shares	thousands	105,238	105,238	105,238	105,238	105,238
Dividend						
per ordinary share	€	1.25	1.15	1.05	1.05	1.30
per preferred share	€	1.31	1.21	1.11	1.11	1.36
Dividend paid[1]						
per ordinary share	€ million	359	322	292	292	362
per preferred share	€ million	138	128	117	117	143

Share price development[2]		2006	2005	2004	2003	2002
Ordinary shares						
Closing	€	85.89	44.61	33.35	44.15	34.74
Annual high	€	85.89	54.01	44.65	46.57	62.15
Annual low	€	45.10	31.88	30.71	28.66	32.96
Preferred shares						
Closing	€	56.55	32.50	24.41	28.75	25.00
Annual high	€	56.55	40.00	28.97	31.55	40.75
Annual low	€	32.85	24.00	21.20	21.05	23.60
Beta factor	factor	1.03	1.00	1.05	0.95	0.90
Market capitalization at Dec. 31	€ billion	30.6	15.9	11.9	15.3	12.3
Equity at Dec. 31	€ billion	26.9	23.6	22.6	23.8	24.6
Market capitalization: equity		1.14	0.67	0.52	0.65	0.50

Key figures per share		2006	2005[3]	2004	2003	2002
Earnings per ordinary share from continuing and discontinued operations[4]						
basic	€	7.07	2.90	1.79	2.54	6.72
diluted	€	7.04	2.90	1.79	2.54	6.72
Operating profit[5]	€	5.18	6.60	4.28	4.18	12.42
Cash flows from operating activities[5]	€	37.32	27.86	29.85	21.81	27.29
Equity[6]	€	68.59	55.25	53.19	55.83	57.89
Price/earnings ratio[7]	factor	12.1	15.4	18.6	17.4	5.2
Price/cash flow ratio[7]	factor	2.3	1.6	1.1	2.0	1.3
Dividend yield						
ordinary share	%	1.5	2.6	3.1	2.4	3.7
preferred share	%	2.3	3.7	4.5	3.9	5.4
Price development (excluding dividends)						
ordinary share	%	+92.5	+33.8	−24.5	+27.1	−33.8
preferred share	%	+74.0	+33.1	−15.1	+15.0	−28.3

Turnover on German stock exchanges[8]		2006	2005	2004	2003	2002
Turnover of Volkswagen ordinary shares	€ billion	50.5	30.9	24.3	23.9	26.3
	million shares	770.4	735.7	682.0	641.1	553.1
Shares per trading day (average in millions)		3.0	2.9	2.7	2.5	2.2
Volkswagen share of total DAX turnover	%	3.9	3.3	3.1	3.2	3.3

1) Figures for the year 2002 to 2005 relate to dividends paid in the following year. For 2006, the figures relate to the proposed dividend.
2) Xetra prices.
3) Restated.
4) See note 9 to the Financial Statements (Earnings per share) for the calculation.
5) Based on the weighted average number of ordinary and preferred shares outstanding (basic).
6) Based on the total number of ordinary and preferred shares on December 31.
7) Using closing prices of the ordinary shares.
8) Order book turnover on German exchanges.

WORLDWIDE INVESTOR RELATIONS ACTIVITIES IN 2006


North America
102
Europe/
Rest of
the world[1]
338
Asia-Pacific
61

Contact	Number
Investors	300
Analysts	110
Bond investors	91
Total	**501[2]**

[1] Of which Germany 158.
[2] Of which 108 with participation of members of Board of Management/senior brand managers.

VOLKSWAGEN IN SUSTAINABILITY INDICES

Volkswagen AG shares are represented in the FTSE4Good international sustainability index, whose criteria focus on corporate social and ecological responsibility. Furthermore, Volkswagen shares are listed in the Advanced Sustainable Performance Index (ASPI), which reflects corporate sustainability performance.

In 2006, Volkswagen shares were rated as a prime investment by research agency Oekom in its "Corporate Responsibility Rating". Following a restructuring of the sustainability index of Bayerische Hypo- und Vereinsbank AG, Volkswagen shares are no longer represented in that index.

The latest information on sustainability ratings can be found on our website at www.volkswagen-nachhaltigkeit.de

ANNUAL DOCUMENT IN ACCORDANCE WITH SECTION 10 OF THE WPPG

The annual document, which contains relevant publications from fiscal year 2006 in accordance with section 10(1) of the Wertpapierprospektgesetz (WpPG – German Securities Prospectus Act), can be accessed on our website at www.volkswagen-ir.de. Should it not be possible to access the document, it will be made available in print form free of charge.

INVESTOR RELATIONS ACTIVITIES

In 2006, our Investor Relations team organized numerous roadshows, conferences and presentations. Analysts and investors were informed about the business development of the Volkswagen Group and its individual brands in all the major global financial centers. The most important events of 2006 were the International Investor Conference in Wolfsburg in the spring and the strategy presentation by the Board of Management of Volkswagen AG in London in September. Over the past year, our Investor Relations department organized and managed a total of 501 events worldwide; some of these were held together with Group Treasury. A detailed overview of these activities can be seen from the chart above.

In addition to the scheduled conference calls used to explain the quarterly results, a further conference call was held in October 2006 to allow the Board of Management of Volkswagen AG to explain to analysts and investors the decision to invest in MAN Aktiengesellschaft.

In 2006, our Investor Relations team also extended its activities with private and retail investors: at numerous events, the team answered questions from private shareholders on issues relating to the Volkswagen Group and Volkswagen shares.

Another means of finding out about Volkswagen shares and our Investor Relations activities is offered by the "Panorama des KonzernWissens" (Panorama of Group Knowledge) in the Autostadt in Wolfsburg. Using touch screens and share price tickers, this facility introduces visitors to the world of financial and capital markets, explaining the significance of shares and the reasons behind changing share prices. Our Investor Relations team was instrumental in helping to establish this area in the Autostadt.

HIGHLIGHTS IN THE INVESTOR RELATIONS CALENDAR

Without a doubt, the highlight of the 2006 Investor Relations calendar was the Automotive Field Trip to China, which took place for the first time. A member of the Board of Management was present and the event met with great enthusiasm from analysts and investors. During the three-day trip, members of management informed participants extensively about the situation in China. In addition, they were given the opportunity to visit the Shanghai Volkswagen Automotive plant and a number of dealerships. The participants also received a comprehensive insight into the automotive value chain during a visit to BASF in the Shanghai Chemical Industry Park.

Among the other highlights of the past year were the product presentations organized by the Investor Relations team for the Volkswagen Eos, Audi Q7, Audi TT and Audi S3 models. Analysts and investors had the opportunity to witness the high performance of our new models by test-driving them. Members of top management were also present at these events and were available for discussions after the test drives.

All presentations that were given as part of events were published online at www.volkswagen-ir.de shortly afterwards.

ANNUAL GENERAL MEETING

Volkswagen AG's 46th Ordinary General Meeting was held in the Congress Center Hamburg on May 3, 2006. In total, 59.7% of voting capital was represented. For the first time, shareholders were able to follow the entire AGM and issue instructions online. As in previous years, many shareholders exercised their voting rights through an authorized proxy of Volkswagen AG. This service will also be offered to shareholders for the Annual General Meeting on April 19, 2007. All shareholders of Volkswagen AG will receive further details together with their invitation to the AGM.

NEW ISSUES

The refinancing of the Volkswagen Group plays a central role in ensuring that the Group is solvent at all times. The main elements of the refinancing strategy are specified by the Group Treasury on a regular basis and approved by the Board of Management. Since the end of the 1990s, money market and capital market financing have played an increasingly significant role while loan finance has dwindled in importance. Among other things, Group Treasury is also responsible for implementing refinancing activities and monitoring financial risk management.

The Automotive Division finances its activities above all through its cash flow. In 2006, it recorded a high liquidity position. This was used to buy back €1.5 billion of outstanding Volkswagen International Finance N.V. bonds.

Transactions in the Financial Services Division were funded directly by the refinancing programs of the Financial Services companies. The following table lists the Group's refinancing programs:

Programs	Volume € billion	Amount used on Dec. 31, 2006 € billion
Commercial paper	17.4	5.6
Medium-term notes	53.9	22.1
Other capital market programs	8.0	0.7
Asset-backed securities	24.9	13.5

In addition to private placements in the amount of €4.0 billion, the following major transactions were funded under the refinancing programs shown above. In May 2006, for the first time we placed a public benchmark bond for Volkswagen Leasing GmbH in the amount of €1.0 billion. Going forward, this company will also be a regular issuer in the capital markets. In June and November 2006, we issued an asset-backed securities (ABS) transaction of approximately €1.0 billion as part of Volkswagen Leasing GmbH's Volkswagen Car Lease program and one for Volkswagen Bank GmbH's Driver program. Furthermore, in August 2006 we conducted a public lease ABS transaction in the USA in which we securitized receivables in the amount of US$ 1.5 billion.

Refinancing through the money market and capital market programs is supplemented by a network of confirmed credit lines in the amount of €17.2 billion. The most important element of this for the Group is the syndicated credit line of €12.5 billion which will be available to the Group as a previously unused credit facility until June 2011. The credit lines are primarily used to cover short-term refinancing requirements and as a backup for the commercial paper programs.

The cash holdings, short- and long-term credit lines and the available general credit facilities give the Volkswagen Group a high degree of financial flexibility, thereby enabling it to cover its refinancing requirements at all times.

RATINGS

In 2006, rating agencies Moody's Investors Service and Standard & Poor's carried out their regular update of credit ratings for Volkswagen AG, Volkswagen Financial Services AG and Volkswagen Bank GmbH. The updated credit ratings confirmed the previous short- and long-term ratings for Volkswagen AG and Volkswagen Financial Services AG. Standard & Poor's also raised its outlook rating for Volkswagen AG and Volkswagen Financial Services AG from "negative" to "stable". The agency also raised its short- and long-term ratings for Volkswagen Bank GmbH from "A–2" to "A–1" and from "A–" to "A" respectively, thereby acknowledging the continued positive development and soundness of this company. The "stable" outlook remained unchanged. Accordingly, the credit rating given to Volkswagen Bank GmbH Moody's Investors Service and Standard & Poor's is one class higher than that of Volkswagen AG and Volkswagen Financial Services AG. We have thus succeeded in obtaining a separate rating for Volkswagen Bank GmbH.

The table below gives an overview of our current ratings.

Our Investor Relations team in Wolfsburg, London and Detroit is available for queries and recommendations.

Wolfsburg office
Phone +49 53 61 9-4 98 43
Fax +49 53 61 9-3 04 11
E-mail investor.relations@volkswagen.de
Internet www.volkswagen-ir.de

London office
Phone +44 20 72 90 7820
Fax +44 20 76 29 2405

Detroit office
Phone +1 248 754 5858
Fax +1 248 754 6405

RATINGS

	Volkswagen AG			Volkswagen Financial Services AG			Volkswagen Bank GmbH		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Standard & Poor's									
short-term	A – 2	A – 2	A – 2	A – 2	A – 2	A – 2	A – 1	A – 2	A – 2
long-term	A –	A –	A –	A –	A –	A –	A	A –	A –
Outlook	stable	negative	negative	stable	negative	negative	stable	stable	negative
Moody's Investors Service									
short-term	P – 2	P – 2	P – 2	P – 2	P – 2	P – 2	P – 1	P – 1	P – 1
long-term	A3	A3	A3	A3	A3	A3	A2	A2	A2
Outlook	stable	stable	negative	stable	stable	negative	stable	stable	negative

Corporate Governance Report
Transparent and responsible corporate governance

Good practice and responsible corporate governance reinforce the trust of our customers and investors, thereby laying the foundation for a sustainable increase in the value of our Company. This is why the Board of Management and the Supervisory Board comply with all recommendations of the current German Corporate Governance Code as issued on June 12, 2006.

RECOMMENDATIONS OF THE GERMAN CORPORATE GOVERNANCE CODE AS THE GUIDING PRINCIPLES OF CORPORATE GOVERNANCE

The recommendations of the German Corporate Governance Code are an important basis for the activities of the Board of Management and Supervisory Board of Volkswagen AG. The Code incorporates the most important statutory provisions, together with internationally and nationally recognized standards of corporate governance elaborated and revised by the responsible Government Commission. Compliance with the recommendations and suggestions set out in the Code will ensure good corporate governance and supervision.

In order to meet the steadily increasing demand for information from different interest groups, we create transparency and build trust in responsible corporate governance. In doing so, we act in the interests of national and international investors and thus achieve sustainable increases in the value of our Company.

DECLARATION OF CONFORMITY

On November 17, 2006, the Board of Management and Supervisory Board of Volkswagen AG issued their declaration of conformity with the German Corporate Governance Code as required by section 161 of the German Stock Corporation Act. They declared that they had complied with the recommendations of the Government Commission on the German Corporate Governance Code as issued on June 2, 2005 until the release of the revised version on July 24, 2006.

With the current declaration of conformity, the Board of Management and Supervisory Board of Volkswagen AG also declare that they complied and continue to comply with the recommendations of the Government Commission on the German Corporate Governance Code as revised and issued on June 12, 2006.

The current joint declaration of conformity by the Board of Management and the Supervisory Board under section 161 of the German Stock Corporation Act has been published on our website at www.volkswagen-ir.de

In addition, the Volkswagen Group will largely comply with the suggestions of the Code. However, it still has no plans to implement the suggestion made in the Code to the effect that one-time variable components tied to business performance should be taken into account in setting the remuneration of the Board of Management (article 4.2.3, clause 3 of the Code) and that long-term performance should be taken into account in setting the remuneration of the Supervisory Board (article 5.4.7, clause 5 of the Code). It intends to await the debate on this matter in professional circles and the emergence of a consensus.

In their declaration of conformity on December 6, 2006, the Board of Management and Supervisory Board of AUDI AG declared that they complied with the recommendations of the Code as issued on June 2, 2005, and largely complied and would continue to comply with the recommendations of the Code as issued on June 12, 2006. However, they included and continue to include the reservation that the remuneration paid to members of the Supervisory Board (article 5.4.7, subsection 3, sentence 1 of the Code) is not disclosed individually and the reservation that members are not elected to the Supervisory Board on an individual basis (article 5.4.3, sentence 1 of the Code). Furthermore, the information on remuneration received by individual members of the Board of Management required by section 285 sentence 1 no. 9a sentences 5 to 9 of the German Commercial Code (HGB) will not be disclosed for five years. A resolution to this effect was adopted by the Annual General Meeting in Ingolstadt on May 17, 2006.

With regard to the suggestions contained in the Code, the following reservations apply at AUDI AG: The Annual General Meeting of AUDI AG is not broadcast on the Internet (article 2.3.4 of the Code). There is therefore no need to enable absent shareholders to contact the company's proxies (article 2.3.3, clause 3, sub-clause 2 of the Code) during the Annual General Meeting. Furthermore, all reservations stated above with regard to Volkswagen AG also apply to AUDI AG. The declaration of conformity is published at www.audi.de

COOPERATION BETWEEN THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

The Board of Management provided the Supervisory Board with regular, complete and timely verbal and written reports on all issues relevant to the development of business and corporate planning, including the risk situation and risk management. Further information on this subject can be found in the Report of the Supervisory Board on pages 4 to 7 of this Annual Report.

REMUNERATION REPORT

In 2006, as in 2005, we complied fully with the recommendation of the German Corporate Governance Code that the remuneration paid to all members of the Board of Management and the Supervisory Board be disclosed individually. We are thus increasing transparency on components of remuneration in line with the aims of the German Corporate Governance Code, and are implementing the Act on Disclosure of Executive Board Remuneration (VorstOG) that entered into force in August 2005. The individualized remuneration is disclosed and broken down into components in the Notes to the 2006 Consolidated Financial Statements (page 184). In addition, information on the main elements of the remuneration system for the Board of Management and the structure of the stock option program can be found on pages 183 to 185. All disclosures were included in the audit by the auditors as part of the consolidated financial statements.

RISK MANAGEMENT

We also pay particular attention to managing potential risks to the Company. Risks are identified and risk positions optimized through systematic risk management. In a dynamic process, we are continually adapting the Volkswagen Group's risk management system to reflect the changing environment. Further details on risk management can be found in the Risk Report chapter *(pages 102 to 107)*.

The Supervisory Board has established an Audit Committee, which deals in particular with matters relating to financial reports and risk management. As recommended by the German Corporate Governance Code, the Chairman of the Audit Committee, Mr. Holger P. Härter, member of the Executive Board of Dr. Ing. h. c. F. Porsche AG responsible for Finance and Controlling, has particular expertise and experience in applying accounting standards and internal control systems.

COMMUNICATION AND TRANSPARENCY

The Volkswagen Group publishes a financial calendar in its Annual Report, in the interim reports and on its website at www.volkswagen-ir.de that also lists all important dates for our shareholders. At the Annual General Meeting, we offer shareholders the option of exercising their voting rights in person, or of doing so either through an authorized Company proxy or a third-party proxy of their choice. Furthermore, on May 3, 2006, our shareholders had the option of following the entire AGM on the Internet for the first time.

The Company's ad hoc releases are also published on our Investor Relations website at www.volkswagen-ir.de, where we also provide further information relating to Volkswagen. All releases and other information are published in both English and German. A detailed list of all releases from 2006 relating to the capital markets is included in the annual document required by section 10 of the Wertpapierprospektgesetz (WpPG – German Securities Prospectus Act), which can also be accessed on our website.

In fiscal year 2006, there were no releases regarding directors' dealings (section 15a WpHG). The notifications filed in accordance with sections 21 ff. of the WpHG in 2006 (Notices and Disclosure of Changes Regarding the Ownership of Voting Rights in Volkswagen AG) are published on our website at www.volkswagen-ir.de

The Appointments of Board of Management members and Supervisory Board members to supervisory bodies can be found on pages 192 to 195 of this Annual Report.

In January 2006, Volkswagen AG introduced an anti-corruption system worldwide. In this connection, independent lawyers were also appointed as ombudsmen and an internal officer was appointed in charge of anti-corruption measures. They can also be contacted by persons wishing to provide information on suspected instances of corruption within the Group. In addition, a company directive for avoiding conflicts of interest and corruption has been added to the internal guidelines.

Volkswagen has reinterpreted its traditional strengths under the slogan "forward to the roots". The Volkswagen Tiguan, a dynamic, compact SUV that will be launched on the market in 2007, represents this new direction for the brand. The perfect symbiosis of dynamic handling and comfort, versatility and allround economy, it represents the brand's core values.




WOB TG 100

Business Lines and Markets
Success through strong brands and innovative financial services

GROUP STRUCTURE

The Volkswagen Group consists of two divisions: Automotive and Financial Services. The activities of the Automotive Division comprise the development of vehicles and engines, as well as the production and sale of passenger cars, commercial vehicles, trucks and buses. The Financial Services Division's portfolio of services includes the Group's dealer and customer financing, leasing, banking and insurance activities and fleet management business.

On the following pages, we explain the key volume and financial data relating to the individual business lines, reflecting the Group structure in 2006. In addition, we examine our markets – Europe/Remaining markets, North America, South America/South Africa and Asia-Pacific – in terms of sales revenue and operating profit.

To enhance comparability, the analysis of operating profit or loss by business line and market is based on figures before special items.

KEY FIGURES BY MARKET

In 2006, the Volkswagen Group generated sales revenue of €104.9 billion, thereby exceeding the previous year's figure by 11.6%. Operating profit before special items jumped by 51.7% to €4.4 billion.

In the Europe/Remaining markets region, we recorded a significant increase in sales revenue – from 9.8% to €74.8 billion in 2006. This improvement was mainly the result of an increase in unit sales and the continuing trend towards higher-value vehicles. Together with the successfully implemented measures of the ForMotionplus performance enhancement program, this led to a year-on-year increase in operating profit of €1.1 billion to €4.8 billion.

VOLKSWAGEN GROUP

Division/Segment	Automotive Division				Financial Services Division
Business Line	Volkswagen brand group	Audi brand group	Commercial Vehicles	Remaining companies	Financial Services
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business

At €14.6 billion, sales revenue in North America was 6.5% higher than in the previous year. This development is due not only to the full availability of the Passat and Jetta models, but also to the continuing trend towards higher-value vehicles. Higher sales promotion costs and continued unfavorable exchange rate movements resulted in an operating loss of €607 million for fiscal year 2006, which was still an improvement on the previous year.

In South America/South Africa, the positive sales development of 2005 continued in 2006. Sales revenue increased sharply by 27.6% to €8.8 billion. This growth was driven mainly by the appreciation of the Brazilian real and higher unit sales, especially in Argentina and South Africa. Operating profit for fiscal year 2006 was €337 million – more than double that of the previous year.

In 2006, sales revenue in the Asia-Pacific region amounted to €6.7 billion, a year-on-year improvement of 26.8%. Owing to the intensified competitive environment and continuing unfavorable exchange rates, the operating loss widened to €–115 million (€–95 million).

KEY FIGURES BY BUSINESS LINE

	Vehicle sales[1]		Sales revenue		Operating result	
thousand vehicles/€ million	2006	2005	2006	2005[2]	2006	2005[2]
Volkswagen brand group	3,941	3,557	54,871	49,681	1,424	516
Audi brand group	1,334	1,241	32,673	28,432	1,991	1,387
Commercial Vehicles	445	395	8,343	7,297	101	96
Remaining companies[3]			117	270	24	61
Financial Services			8,871	8,316	843	829
Business lines before special items	5,720	5,193	104,875	93,996	4,383	2,889
Special items					–2,374	–351
Volkswagen Group	**5,720**	**5,193**	**104,875**	**93,996**	**2,009**	**2,538**

1) All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.
2) Restated.
3) Primarily Volkswagen Group Services SCS, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, VW Retail group, gedas group until March 2006 inclusive.

KEY FIGURES BY MARKET

	Sales revenue		Operating result	
€ million	2006	2005[1]	2006	2005[1]
Europe/Remaining markets	74,755	68,087	4,768	3,695
North America	14,611	13,724	–607	–866
South America/South Africa	8,835	6,924	337	155
Asia-Pacific[2]	6,674	5,261	–115	–95
Markets before special items	104,875	93,996	4,383	2,889
Special items			–2,374	–351
Volkswagen Group[2]	**104,875**	**93,996**	**2,009**	**2,538**

1) Restated.
2) The sales revenue and operating results of the joint venture companies in China are not included in figures for the Group and the Asia-Pacific market. The vehicle-producing Chinese joint venture companies are included using the equity method, and recorded an operating result (proportional) of €108 million (€–119 million).

Volkswagen Brand Group
Volkswagen Passenger Cars brand continues positive development

Every fifth vehicle registered in Germany in 2006 was a Volkswagen. Record sales levels by Škoda contributed to the sales growth of the Volkswagen brand group. ForMotionplus program bears fruit.

BUSINESS DEVELOPMENT

With its Volkswagen Passenger Cars, Škoda, Bentley and Bugatti brands, the Volkswagen brand group sold 3.9 million vehicles in 2006, a 10.8% increase year-on-year. Sales of the Volkswagen Passenger Cars brand increased substantially by 11.5% to 3.4 million vehicles. The share of the total brand group sales attributable to this brand was therefore 85.2% (84.7%). The Fox and Polo models were particularly popular with customers in 2006, leading the German registration statistics in their respective segments. Demand for the Golf remained high and the model continues to head the list of all newly registered passenger cars in Germany. Following its successful launch in May 2006, the Eos quickly established itself at the top of the convertible segment. The fact that every fifth vehicle registered in Germany in 2006 was a Volkswagen also owes much to the success of the Touran.

573 thousand Škoda brand vehicles were sold in 2006. This is a year-on-year improvement of 13.7% and is the twelfth consecutive record level of registrations. In addition to the Fabia, Octavia and Superb models, the newly launched Škoda Roomster also contributed significantly to this positive development.

The Bentley brand registered sales of 8,916 vehicles, which was on a level with last year's figures. The new Bentley Continental GT convertible met with a positive response from the market.

The Volkswagen brand group increased its production by 8.3% to 3.9 million vehicles last year. Of this total, 3.3 million units (+8.8%) are attributable to the Volkswagen Passenger Cars brand, whereby our Chinese joint venture companies recorded the strongest increase in production. A total of 556 thousand Škoda model units were produced – a 12.6% increase year-on-year. In 2006, the Bentley brand again set a new production record with a total of 10,036 vehicles produced.

VOLKSWAGEN BRAND GROUP

	2006	2005	%
Deliveries (thousand units)	3,955	3,589	+10.2
Vehicle sales	3,941	3,557	+10.8
Production	3,887	3,588	+8.3
Sales revenue (€ million)	54,871	49,681*	+10.4
Operating profit	1,424	516*	+176.1
as % of sales revenue	2.6	1.0*	

* Restated.

SALES REVENUE AND EARNINGS

In 2006, the Volkswagen brand group generated sales revenue of €54.9 billion, 10.4% more than in the previous year. This was mainly driven by the increase in unit sales owing to the full availability of the Passat and Jetta models, the market success of the Eos and the record level of Škoda sales. In 2006, operating profit increased by €908 million year-on-year to €1.4 billion. Thanks to the measures implemented as part of the ForMotionplus performance enhancement program, we have established a good starting position to reach our medium-term targets. The operating profit of the Volkswagen Passenger Cars, Škoda and Bentley brands improved considerably. This was primarily due to the increase in unit sales and optimized cost structures.

PRODUCTION

Units	2006	2005
Volkswagen Passenger Cars		
Passat/Santana	701,074	578,141
Golf	693,376	732,715
Jetta/Bora	533,499	431,280
Polo	401,551	352,120
Gol	278,051	284,069
Fox	201,888	204,435
Touran	178,122	191,207
Polo Classic/Sedan	67,237	59,623
Touareg	60,802	81,003
New Beetle	43,653	35,485
Eos	39,437	207
Suran	32,601	–
New Beetle Cabriolet	30,007	30,531
Sharan	26,852	32,575
Parati	25,994	26,744
Phaeton	5,024	6,001
Lupo	–	5,742
	3,319,168	**3,051,878**
Škoda		
Octavia	269,774	246,781
Fabia	240,051	224,990
Roomster	25,055	–
Superb	20,403	21,182
Fabia Praktik	1,064	1,174
	556,347	**494,127**
Bentley		
Continental Flying Spur	4,042	4,271
Continental GT Coupé	3,611	4,733
Continental GT Cabriolet	1,742	–
Arnage	464	556
Azure	177	–
	10,036	**9,560**
Volkswagen brand group*	**3,886,789**	**3,587,542**

* Includes the vehicle-producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd., which are not fully consolidated, as well as 1,194 (31,972) Ford Galaxy and 44 (5) Bugatti Veyron 16.4 units.

Audi Brand Group
Eleventh consecutive sales record for the Audi brand

The Audi brand success story continues. Particularly strong demand for newly launched Audi Q7. Lamborghini records sharp growth in unit sales.

BUSINESS DEVELOPMENT

In fiscal year 2006, the Audi brand group, which is composed of the Audi, SEAT and Lamborghini brands, increased its unit sales by 7.5% to 1.3 million vehicles. All brands improved on last year's sales levels. With total unit sales of 907 thousand vehicles, the Audi brand recorded a 10.1% increase, setting a new sales record for the eleventh year in a row. The highest growth rates were recorded by the Audi A3 Sportback, Audi A6 saloon, Audi Allroad and Audi A4 Cabriolet models. The new Audi Q7 has enjoyed brisk demand since being launched in March 2006. Sales of SEAT models increased by 2.3% year-on-year to 425 thousand units. Demand for the SEAT Leon in particular was very positive. The Lamborghini brand recorded a substantial 35.9% increase in sales to 2,029 units.

In fiscal year 2006, the Audi brand group produced 1.3 million vehicles, a 9.4% increase year-on-year. The Audi brand produced a total of 921 thousand models (+11.9%), corresponding to 68.4% (66.9%) of the brand group's production volume. In 2006, a total of 423 thousand SEAT vehicles were produced (+4.4%). Lamborghini produced 2,095 units, almost twice that of the previous year.

SALES REVENUE AND EARNINGS

In fiscal year 2006, sales generated by the Audi brand group rose by 14.9% year-on-year to €32.7 billion. This increase was mainly due to improved unit sales by the brands, whereby the trend towards higher-value vehicles continued. Thanks to this increase in sales volumes, particularly of the high-margin Audi models, and to improved cost structures, the operating profit of the Audi brand group was €2.0 billion in fiscal year 2006, a 43.5% increase year-on-year. Overall profit was affected by the operating result of the SEAT brand, which remains unsatisfactory.

AUDI BRAND GROUP

	2006	2005	%
Deliveries (thousand units)	1,337	1,253	+6.7
Vehicle sales	1,334	1,241	+7.5
Production	1,346	1,230	+9.4
Sales revenue (€ million)	32,673	28,432*	+14.9
Operating profit	1,991	1,387*	+43.5
as % of sales revenue	6.1	4.9*	

* Restated.

PRODUCTION

Units	2006	2005
Audi		
A4	312,786	315,606
A3	231,752	224,961
A6	217,183	211,142
Q7	72,169	1,185
Cabriolet	28,324	22,089
A8	22,468	21,509
TT Coupé	21,461	8,368
Allroad	11,838	4,295
TT Roadster	2,214	3,939
A5 Coupé	487	10
R8	164	6
A2	–	10,026
	920,846	**823,136**
SEAT		
Ibiza	183,848	168,645
Leon	126,511	98,130
Altea	58,288	65,174
Cordoba	31,058	37,568
Alhambra	14,352	14,902
Toledo	8,613	20,600
	422,670	**405,019**
Lamborghini		
Gallardo Spyder	1,025	25
Gallardo	626	947
Murciélago	323	230
Murciélago Roadster	121	234
	2,095	**1,436**
Audi brand group*	**1,345,611**	**1,229,591**

* Includes the vehicle-producing investment *FAW-Volkswagen* Automotive Company Ltd., which is not fully consolidated.

Commercial Vehicles
New sales record for Commercial Vehicles business line

Demand for MPVs, recreational vehicles and light commercial vehicles continues to grow. The LT is succeeded by the new Crafter.

BUSINESS DEVELOPMENT

The Commercial Vehicles business line continued its positive development in fiscal year 2006. Sales to the dealership organization increased by 12.7% year-on-year to 445 thousand units. The Caddy continued to enjoy great popularity, recording rising sales in 2006. Global demand for the commercial vehicle model and the Caddy Life passenger car model was 137,738 units (+9.4%). The Caravelle/Multivan and Transporter models recorded a 13.4% increase in total sales, thereby defending their leading position in the German registration statistics for their segment. They thus again made a key contribution to the positive development of the Commercial Vehicles business line. The newly launched Crafter, the successor to the LT, also met with a positive response from the market.

Sales of heavy commercial vehicles, which are predominantly manufactured in Brazil, increased by 6.5% to a total of 37,347 units worldwide in the past fiscal year. 30,964 trucks were sold in the 5 to 45 tonnes weight classes, 2.6% more than in the previous year.

The Commercial Vehicles business line thus remained the market leader in Brazil. Sales of buses increased to 6,383 (4,882) thousand units.

At a total of 427 thousand units, the Commercial Vehicles business line produced approximately 6.2% more vehicles in fiscal year 2006 than in 2005. This figure does not include Crafter models, since these are manufactured in the DaimlerChrysler plants in Düsseldorf and Ludwigsfelde. A total of 170 (162) thousand Caravelle/Multivan, Transporter and LT models were manufactured at the main production facility in Hanover. The Poznan plant produced 167 thousand vehicles (+6.9%) in 2006. The Brazilian plant in Resende produced 35,223 heavy truck and bus chassis, 7.7% fewer than in the previous year.

COMMERCIAL VEHICLES

	2006	2005	%
Deliveries (thousand units)	442	402	+10.0
Vehicle sales	445	395	+12.7
Production	427	402	+6.2
Sales revenue (€ million)	8,343	7,297*	+14.3
Operating profit	101	96*	+5.6
as % of sales revenue	1.2	1.3*	

* Restated.

SALES REVENUE AND EARNINGS

At €8.3 billion, sales revenue generated by the Commercial Vehicles business line was 14.3% higher than in the previous year. This is attributable above all to the positive sales development of the Caddy, Caravelle/Multivan and Transporter models.

Operating profit was €101 million in fiscal year 2006, €5 million more than in the previous year. This earnings growth resulted mainly from the significant increase in volumes. However, the earnings were affected by upfront expenditures for the Crafter market launch and for the expansion of the product range.

PRODUCTION

Units	2006	2005
Caravelle/Multivan, Kombi	119,583	100,986
Transporter	84,568	76,970
Caddy Kombi	70,349	67,060
Caddy	69,736	60,785
Trucks	28,624	32,563
LT	18,068	32,359
Saveiro	26,574	21,794
Omnibus	6,444	5,499
LT Kombi	2,316	3,512
Golf Pickup	916	817
Commercial Vehicles	**427,178**	**402,345**

Financial Services
Sales strategy successfully backed by innovative solution packages

Mobility packages offering leasing or financing plus insurance and vehicle servicing are very popular with customers.

STRUCTURE OF THE FINANCIAL SERVICES DIVISION

Following the sale of Europcar in March 2006, the Financial Services Division now consists only of the Financial Services business line. The division was reorganized at the beginning of 2006. Volkswagen Financial Services AG, which was previously responsible for the Europe and Asia-Pacific regions, now coordinates the Group's global financial services activities. Accordingly, Volkswagen AG's Latin American financial services companies are now the responsibility of Volkswagen Financial Services AG. This does not affect the legal independence of the North American subsidiaries. The aim of the reorganization is to apply globally standardized management principles, to foster knowledge transfer and to leverage further growth potential.

BUSINESS DEVELOPMENT

In fiscal year 2006, Volkswagen Bank GmbH, a subsidiary of Volkswagen Financial Services AG, launched a product campaign with mobility packages combining product offerings with leasing or financing together with insurance and vehicle servicing. This innovative offering was further developed into numerous packages to meet the individual demands of customers. It is now available not only for Volkswagen Passenger Cars brand models, but also for all SEAT models in the form of the "emoción package".

In the past fiscal year, Volkswagen Financial Services AG completed the formation of a reinsurance company by entering it in the commercial register. The new Volkswagen Reinsurance AG is a wholly-owned subsidiary of Volkswagen Financial Services AG. In cooperation with longstanding partner Allianz Versicherungs-AG, Volkswagen Reinsurance AG now offers Group brand customers intelligent insurance rates and automotive insurance products through Volkswagen Versicherungsdienst GmbH.

In 2006, rating agencies Moody's Investors Service and Standard & Poor's carried out their regular update of credit ratings. Standard & Poor's raised both the short- and long-term ratings of Volkswagen Bank GmbH by one rating class, thereby acknowledging the company's sustained positive development. Standard & Poor's also followed Moody's in raising its credit rating of Volkswagen Bank GmbH one class higher than that of Volkswagen AG and Volkswagen Financial Services AG. This means that Volkswagen Bank GmbH now has a separate rating from that of the Volkswagen Group.

The number of new contracts in the financing, leasing and insurance businesses in 2006 was some 2.5 million, an increase on the previous year. The number of contracts was 6.3 million at December 31, 2006. The Customer Financing/Leasing and Service/Insurance areas recorded year-on-year increases of 3.7% and 14.3% respectively. The proportion of the total vehicles delivered by the Volkswagen Group accounted for by financed or leased vehicles was 32.0% (30.3%) with unchanged credit eligibility criteria. The direct banking business at Volkswagen Bank also continued to develop positively. Deposits increased to €8.8 billion (+1.0%) at December 31, 2006. Volkswagen Bank *direct* managed some 883,287 accounts – a year-on-year increase of 4.0%.

The total number of contracts recorded by the fleet management business on December 31, 2006 was slightly above that of the previous year. At the end of 2006, our LeasePlan joint venture managed some 1.3 million vehicles (+3.3%).

SALES REVENUE AND EARNINGS

In fiscal year 2006, the Financial Services business line generated sales revenue of €8.9 billion. This corresponds to a year-on-year increase of 6.7%. Operating profit was €843 million, meaning that the Financial Services Division again made a major contribution to the Volkswagen Group's result.

FINANCIAL SERVICES DIVISIONS

		2006	2005[1]	%
Number of contracts	thousands	6,337	5,938	+6.7
Customer financing		3,155	3,072	+2.7
Leasing		1,256	1,182	+6.3
Service/Insurance		1,926	1,685	+14.3
Receivables[2] from	€ million			
Customer financing		26,718	25,596	+4.4
Dealer financing		9,623	9,282	+3.7
Leasing agreements		13,275	12,311	+7.8
Direct banking deposits	€ million	8,827	8,735	+1.0
Total assets	€ million	64,518	64,268	+0.4
Equity	€ million	6,185	6,256	−1.1
Liabilities[3]	€ million	55,734	55,596	+0.2
Equity ratio	%	9.6	9.7	
Return on equity before tax[4]	%	16.9	18.2	
Leverage[5]		9.0	8.9	
Operating profit	€ million	843	829	+1.7
Profit before tax from continuing operations	€ million	1,019	1,001	+1.8
Employees at Dec. 31		7,154	7,093	+0.9

[1] Restated.
[2] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[3] Excluding provisions and deferred tax liabilities.
[4] Profit before tax as % of average equity (continuing operations).
[5] Liabilities as % of equity.

The launch of the Škoda Roomster was a milestone in the history of the Škoda brand. Clever solutions for an active life with family and friends, coupled with an unconventional design. So it's no surprise that when it comes to buying Škoda cars, customers' hearts play as much a part in their decision as their heads.





Business Development
New models reinforce upward trend

Global economic growth and the positive trend in the global automotive markets both continued in 2006. Thanks to its attractive new models, the Volkswagen Group benefited disproportionately from this positive development.

GLOBAL ECONOMIC UPTURN CONTINUES

2006 saw a continuation in the pace of growth of the global economy. At 3.6%, global economic growth increased by 0.4 percentage points year-on-year. However, further increases in commodity and energy prices and increasingly restrictive monetary policies in many countries slowed down the pace of expansion in the course of the year.

NORTH AMERICA

US economic growth slowed following the strong upturn at the beginning of 2006. Nevertheless, growth for the year as a whole (3.4%) was marginally higher than the previous year (3.2%). The US dollar weakened considerably against the euro in the course of the year, but succeeded in recovering against the yen in the second half of the year. The Canadian economy grew by 2.7% (2.9%). As a result of the stable economic development in the USA and high oil prices, Mexican gross domestic product (GDP) increased by 4.9% (3.0%).

SOUTH AMERICA/SOUTH AFRICA

Following a significant decline in economic growth in the previous year, GDP in Brazil increased by 2.7% (2.3%) in 2006. In spite of double-digit inflation, the Argentinian economy continued its very dynamic growth with a rate of 8.8% (9.2%). GDP growth in South Africa was 4.9%, marginally lower than the previous year (5.1%). The sharp rise in trade deficits led to a substantial fall in the value of the rand.

ASIA-PACIFIC

Economic growth declined in most of the Asian emerging markets in the past year. However, with a growth rate of 10.7% (10.4%), China recorded its highest increase for eleven years. Economic growth in Japan, which is driven by both domestic and foreign demand, was 2.1% – on a level with 2005. India continued its strong economic expansion with an 8.5% (8.4%) increase in GDP.

EXCHANGE RATE MOVEMENTS FROM DECEMBER 2005 TO DECEMBER 2006
INDEX IS BASED ON MONTH-END RATES, DEC. 31, 2005= 100


115
110
105
100
95
90
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
USD to EUR
JPY to EUR
GBP to EUR

EUROPE
The upturn in Western Europe accelerated in 2006, with both exports and domestic demand, particularly for capital goods, providing impetus for growth. GDP growth increased to 2.6% (1.4%) in the euro zone. The average rate of unemployment decreased by 0.7 percentage points year-on-year to 7.9%. The euro strengthened against the US dollar and the yen. The very strong economic growth in Central and Eastern Europe continued, at 6.0% (5.7%).

GERMANY
In 2006, the German economy recorded a growth rate of 2.7% (0.9%), the highest for six years. In addition to exports as the key pillar of the economy, the upturn was also driven by rising domestic demand for capital goods. By contrast, there was only a hesitant increase in consumer spending in spite of the pull-forward effects owing to the increase in value added tax scheduled for January 1, 2007. Average unemployment fell to 10.8% (11.7%).

GLOBAL PASSENGER CAR SALES INCREASE AGAIN
Worldwide demand for passenger cars increased by 2.6% to 54.4 million vehicles in 2006. Above-average growth was recorded above all in the South American and Eastern Europe markets and in China and India. The number of new passenger car registrations fell in the USA, the world's largest market. Demand for passenger cars in Western Europe was slightly higher than the previous year. Global automotive production increased by 3.4% to 67.2 million units, of which 56.8 million were passenger cars (+3.4%).

NORTH AMERICA
In North America, the market volume in 2006 as a whole was 2.5% below that of the previous year. As in previous years, the US market was characterized by sales promotion activities; nevertheless, demand declined on the whole in 2006. While demand for light commercial vehicles was lower, primarily due to high petrol prices, new passenger car registrations increased by 1.5% year-on-year to 7.8 million vehicles. In Canada, too, passenger car sales increased to 863 thousand units, 2.1% more than the previous year. In Mexico, by contrast, the number of new passenger car registrations fell by 4.8% to 680 thousand units.

SOUTH AMERICA/SOUTH AFRICA
New passenger car registrations in South America grew dynamically in 2006. In Brazil, 1.8 million passenger cars and light commercial vehicles were registered for the first time during the reporting period (+13.1%). This increase was partially offset by a fall of 5.1% in truck sales. A total of 845 thousand vehicles were exported, substantially less than the record levels of fiscal year 2005 (−5.8%). 312 thousand passenger cars were sold in Argentina, a 16.1% increase year-on-year. With sales of 482 thousand vehicles (+14.0%), the South African passenger car market as a whole attained record levels for the third year in a row.

ECONOMIC GROWTH

PERCENTAGE CHANGE IN GDP



5
4
3
2
1
0
-1
2002
2003
2004
2005
2006
Global economy
USA
Western Europe
Germany

ASIA-PACIFIC

The disproportionately high growth in demand in the Asia-Pacific region continued in 2006, largely due to the positive overall development in the Chinese and Indian markets. With an increase of 861 thousand to 4.2 million vehicles, the passenger car market in China once again recorded the world's highest absolute increase in demand. This means that China has advanced to become the world's third largest passenger car market, behind the US and Japan. The Japanese automotive market experienced a slight decrease in demand, primarily due to higher fuel prices. With sales of 4.6 million units, the passenger car market volume was 2.2% less than the previous year. In India – the second largest growth market in Asia – there was a 19.9% increase in vehicle sales year-on-year, owing above all to a cut in excise duty on small cars.

EUROPE/REMAINING MARKETS

In 2006, demand for passenger cars in Western Europe was 14.7 million, only marginally (+0.7%) higher than the previous year's level. The share of new passenger car registrations attributable to diesel vehicles exceeded the 50% mark for the first time. While the number of new registrations increased year-on-year in the large Italian and German markets, it decreased in the UK, France and Spain, where demand was curbed by higher interest rates and even higher fuel prices than in 2005. In 2006, significantly more passenger cars were registered for the first time in Central and Eastern Europe than in the previous year. However, the high overall market growth is almost exclusively attributable to strong increases in the Ukraine (+39.7%), Russia (+26.6%) and Romania (+16.2%). Passenger car sales in Turkey fell significantly (–14.9%).

GERMANY

Demand for automobiles in Germany increased by 4.4% to 3.8 million vehicles in 2006. Thanks partly to an increase in new passenger car registrations and a marked turnaround in the commercial vehicle market, 2006 saw the best total market performance of the last seven years. In addition to the variety of new models launched in 2006, the 3.8% rise in demand for passenger cars to 3.5 million vehicles is also attributable to advance purchases ahead of the increase in value added tax on January 1, 2007. New registrations of trucks with a gross vehicle weight of up to six tonnes increased by 12.3% to 204 thousand units. Last year, German manufacturers produced 5.8 million automobiles (+1.1%), of which 4.2 million were exported (+2.4%); both of these figures were record levels.

VOLKSWAGEN GROUP DELIVERIES BY MONTH
VEHICLES IN THOUSANDS


600
550
500
450
400
350
300
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
2006
2005

NEW MODELS IN 2006

The Volkswagen Group's worldwide offering consists of over 100 passenger car and commercial vehicle models. Passenger cars range from the Fox to the Bugatti Veyron, and commercial vehicles from the Caddy to the Constellation heavy truck series. Volkswagen Financial Services AG supplements this offering with a wide range of products and services relating to automobility.

The most important new models launched by the Volkswagen brand group in 2006 include: the Eos – the world's first four-seater convertible with a five-section CSC roof –, the Golf GT, the CrossPolo and the Škoda Roomster, as well as the Bentley Continental GTC and Bentley Azure convertibles. The Audi brand group launched the premium Q7 SUV and the successor to the Audi TT Coupé, a sports car with a clear, uncompromising form and advanced engineering. Other new models included the SEAT Altea XL and the Lamborghini Gallardo Spyder. The Commercial Vehicles business line presented the Crafter, the successor to the LT. In 2006, Volkswagen Financial Services AG also launched its innovative "Volkswagen Carefree Package": for a competitive monthly flat rate, customers are not only provided with financing and insurance, but also receive a comprehensive range of further services.

VEHICLE DELIVERIES WORLDWIDE

In fiscal year 2006, the Volkswagen Group increased deliveries to customers by 9.4% to a record sales level of 5,733,600 vehicles. The chart above shows that the delivery figures in all months of 2006, with the exception of December, outperformed the same month in the previous year. Apart from SEAT, all Group brands achieved record delivery figures, thereby increasing the Group's share of the global passenger car market to 9.7% (9.1%).

The table on page 56 gives an overview of the delivery figures in our key markets and our share of the local passenger car market. The following sections describe the particular factors affecting the individual markets.

DELIVERIES IN EUROPE/REMAINING MARKETS

In 2006, we again delivered the largest proportion of our vehicles – 54.2% (56.0%) – to customers in Western European markets, including Germany. All Volkswagen Group brands exceeded their sales figures from the previous year relating to these markets. In particular, the Fox, Jetta, Passat Variant and SEAT Leon models recorded above-average growth rates. In addition, there was greater demand for the Audi A3, Audi A4 Cabriolet, Audi A6, Škoda Octavia and Caddy models.

The new Eos, Škoda Roomster, Audi Q7, Audi TT Coupé and Crafter models also met with a very positive response from the market. By increasing its share of the passenger car market to 19.9% (18.9%), the Volkswagen Group further extended its market leadership in Western Europe.

In Central and Eastern Europe, demand for Group models in individual markets varied significantly. While sales declined in Hungary owing to overall market developments, there were marked increases in deliveries to customers in Russia and Romania. All in all, sales figures in these markets increased by 16.7%. In particular, more Polo, Jetta, Passat saloon, Passat Variant, Touareg, Škoda Octavia and Audi A6 models were delivered to customers.

Demand for Group models on the Remaining markets increased by 5.7% year-on-year.

DELIVERIES IN GERMANY

The Volkswagen Group was able to profit disproportionately from the slight increase in demand in Germany, recording a 7.3% rise in sales compared with the previous year. Accordingly, our market share increased to 32.6% (30.8%). This growth was largely attributable to the success of the new Fox, Jetta, Passat Variant, Audi A4 Cabriolet and SEAT Leon models. In addition, the Golf Plus, Touran, Škoda Fabia, Škoda Octavia and Audi A3 models recorded above-average growth rates. In 2006, Group models led the German registration statistics in seven out of eleven segments – namely the Fox, Polo, Golf, Passat, Audi A6, Touran and Multivan/Transporter models. The Golf again headed the list of all newly registered passenger cars in Germany.

DELIVERIES TO CUSTOMERS BY MARKET[1]

	Deliveries (units)		Change (%)	Share of passenger car market (%)	
	2006	2005		2006	2005
Europe/Remaining markets	**3,668,161**	**3,431,011**	**+6.9**		
Western Europe	**3,107,322**	**2,937,088**	**+5.8**	**19.9**	**18.9**
of which: Germany	1,108,055	1,032,804	+7.3	32.6	30.8
United Kingdom	376,614	357,931	+5.2	14.8	13.8
Spain	362,859	352,988	+2.8	22.5	21.8
Italy	275,648	265,414	+3.9	10.8	11.1
France	255,716	243,632	+5.0	11.9	11.0
Central and Eastern Europe	**410,813**	**351,951**	**+16.7**	**12.0**	**12.1**
of which: Czech Republic	85,019	84,362	+0.8	64.7	62.5
Poland	56,710	54,316	+4.4	21.5	20.7
Remaining markets	**150,026**	**141,972**	**+5.7**		
of which: Turkey	73,914	82,415	−10.3	11.3	11.3
North America	**534,140**	**525,573**	**+1.6**	**2.9**[2]	**2.8**[2]
of which: USA	330,162	311,653	+5.9	2.0[2]	1.8[2]
Mexico	160,574	174,937	−8.2	22.0	23.1
Canada	43,404	38,983	+11.3	4.9	4.5
South America/South Africa	**683,365**	**594,676**	**+14.9**	**18.5**	**18.6**
of which: Brazil	440,484	382,761	+15.1	24.1	24.0
Argentina	92,905	80,048	+16.1	26.8	27.1
South Africa	110,424	94,329	+17.1	22.0	21.5
Asia-Pacific	**847,934**	**691,947**	**+22.5**	**6.3**	**5.5**
of which: China	711,186	572,301	+24.3	17.1	17.3
Japan	69,732	68,986	+1.1	1.5	1.5
Worldwide	**5,733,600**	**5,243,207**	**+9.4**	**9.7**	**9.1**
Volkswagen brand group	3,954,526	3,588,690	+10.2		
Audi brand group	1,337,393	1,252,955	+6.7		
Commercial Vehicles	441,681	401,562	+10.0		

[1] Deliveries and market shares for 2005 have been updated to reflect subsequent statistical trends.
[2] Overall US market, includes passenger cars and light trucks.

WORLDWIDE DELIVERIES OF THE GROUP'S MOST SUCCESSFUL MODELS IN 2006
VEHICLES IN THOUSANDS


Passat/Santana
725
Golf
716
Jetta/Bora
536
Polo
480
Audi A4
312
Gol
286
Škoda Octavia
270
Škoda Fabia
243
0
100
200
300
400
500
600
700
800

DELIVERIES IN NORTH AMERICA

In the US passenger car market, which is characterized by sales promotion activities, we succeeded in increasing our customer deliveries by 5.9% year-on-year. However, there was a downturn towards the end of the reporting period, as the market launch and success of the new Passat in 2005 had led to a high sales volume, and therefore to a turning point in our sales situation. Demand was particularly strong for the Golf and Audi A3 models. Bentley and Lamborghini models also enjoyed a marked increase in demand. Moderate growth was recorded for the Passat, New Beetle and Audi A4. On the Canadian passenger car market, we delivered 11.3% more units than in 2005. This is attributable above all to our Jetta, Golf and Audi A3 models. Our sales in the declining passenger car market in Mexico fell by 8.2%. While our Fox, New Beetle, Jetta and Passat models experienced growth here, sales of the Gol and Polo models decreased.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

In fiscal year 2006, the key passenger car markets of South America/South Africa continued the positive development of previous years. Volkswagen Group deliveries increased by 14.9%.

The most popular Group model in Brazil remained the entry level Fox, with a share of 27.0% of the total delivery volume. In total, sales figures for Group models increased by 15.1% in this market. Sales of the Saveiro and T2 light commercial vehicles, included in the total deliveries number, increased by 38.7%. Demand for heavy commercial vehicles manufactured in Brazil (trucks in the 5 to 45 tonnes weight classes) fell by 4.0%. Sales of buses increased to 4,906 (3,499) units.

Group deliveries to the Argentinian passenger car market were 16.1% above the previous year's level. The Fox, Jetta, Passat saloon and Audi A3 models recorded above-average growth rates. With a market share of 26.8%, the Group maintained its leading position in the Argentinian market, where it also delivered 2,917 (3,251) heavy trucks and buses in 2006.

In South Africa, the Volkswagen Group delivered 17.1% more units to customers than in the previous year. This enabled us to increase our market share to 22.0% and to preserve our market leadership. The highest growth was recorded by the Polo, Jetta, Passat and Audi A3 models.

DELIVERIES IN THE ASIA-PACIFIC REGION

In the passenger car markets in the Asia-Pacific region, deliveries by the Volkswagen Group rose by 22.5% year-on-year in 2006. This positive development was due above all to the more buoyant demand for Group models on the Chinese passenger car market. The Polo, Jetta Sagitar, Passat Lingyu, Audi A4 and Audi A6 models recorded the highest growth rates here. Despite sustained competitive pressure owing to greater sales incentives offered by other manufacturers, the Volkswagen Group retained its leadership of the Chinese passenger car market with a share of 17.1%. Our sales in the Japanese passenger car market increased by 1.1% year-on-year. The Polo, Jetta, Passat, Audi A3 and Bentley Continental GT models accounted for most of this sales growth. In the other Asia-Pacific markets, such as Australia and Taiwan, the Polo and Golf models in particular recorded high growth rates.

ORDERS RECEIVED BY THE VOLKSWAGEN GROUP IN WESTERN EUROPE

Demand in Western Europe (including Germany) continued to be very positive for the Group in 2006. This was also reflected in the level of orders received, which increased by 6.3% compared with the previous year. The level of orders from Germany (+7.4%), the UK (+12.5%), Sweden (+12.0%) and Ireland (+15.5%) deserve particular mention.

All Group brands received more orders than in the previous year, with the Commercial Vehicles business line (+11.5%) and the Škoda brand (+11.4%) recording the highest growth rates.

At December 31, 2006, the Volkswagen Group held orders for 128,240 vehicles within Germany and for 258,245 units from the rest of Western Europe excluding Germany. This corresponds to a 10.6% increase in orders compared with the previous year.

It should be noted that the level of orders at December 31, 2006, was reduced by advance purchases ahead of the increase in value added tax on January 1, 2007.

SALES TO THE DEALER ORGANIZATION

In fiscal year 2006, the Volkswagen Group increased its sales to the dealer organization worldwide by 10.2% year-on-year, recording a total of 5,720,096 vehicles.

The majority of our models – 80.9% (80.4%) – were sold in countries other than Germany. The volume of vehicles sold abroad increased by 10.9% to 4,627,322 vehicles, owing in particular to sales growth in China, Brazil and Central and Eastern Europe. In Germany, the positive trend from the previous year also continued, with a 7.2% increase in sales to 1,092,774 vehicles.

At 718,467 units sold worldwide, the Golf was once again our biggest seller, corresponding to 12.6% of Group sales. The highest growth rates were recorded by the Audi allroad with 86.5%, the Audi TT Coupé (+77.1%), the Passat Variant (+53.8%) and the Audi A3 Sportback (+31.0%). Substantial increases were also recorded by our Jetta, Golf Plus, Škoda Octavia Combi, SEAT Leon, Lamborghini Murciélago, Crafter and Saveiro models. Owing to the recent or planned model changes and updates, there was a decline in sales of the Phaeton, Touareg, Sharan, Golf Variant, Audi A4 saloon, Audi A3 saloon and Audi TT Roadster models.

PRODUCTION

In 2006, the Volkswagen Group produced a total of 5,659,578 vehicles. This corresponds to an 8.4% increase compared with the previous year. The efficiency of capacity utilization in the plants concerned was improved above all by the rising demand for our new models. This was particularly the case for production at Volkswagen Slovakia a.s., Volkswagen de Mexico S.A., Škoda a.s. and Audi Hungaria Motor Kft. Owing to the positive sales growth in China, the production volume of the Chinese joint venture companies increased substantially year-on-year by 44.8% to 697,458 vehicles. The total production figure includes 1,194 Ford Galaxy models, which are reflected in the number of sales but not in the deliveries to customers. Production figures do not include Crafter models produced in the DaimlerChrysler plants in Düsseldorf and Ludwigsfelde. The portion of total production originating in Germany decreased to 34.2% (36.6%). The plants worldwide produced an average of 24,521 units per working day; this corresponds to an increase of 9.0% compared with the previous year.

INVENTORIES

Inventories held by Group companies and the dealership organization worldwide in 2006 were lower than in the previous year. At the end of 2006, they were also below the previous year's level. Inventories remained at the level required to supply our customers.

NUMBER OF EMPLOYEES

In 2006, the Volkswagen Group, including the vehicle-producing joint venture companies in China, employed an average of 328,599 people (–4.8%). A total of 173,790 employees worked in our companies in Germany, corresponding to 52.9% (52.0%) of the total. At the reporting date, the Volkswagen Group employed 324,875 people (–5.8%). The reduced headcount was primarily due to the sale of the gedas group and the Europcar group and the reduction in staff levels, in particular at Volkswagen AG, initiated as part of our performance enhancement measures. At December 31, 2006, 168,940 people were employed at our companies in Germany (–5.5%). The number of people employed in our companies outside Germany was 155,935 (–6.2%). Across the Group, the number of apprentices increased by 2.2% to 9,199.

OUTLINE OF THE LEGAL STRUCTURE OF THE GROUP

Volkswagen AG is the parent company of the Volkswagen Group. It develops vehicles and engines for the Group, but also produces and sells vehicles, in particular Volkswagen brand passenger cars and commercial vehicles. In its function as parent company, Volkswagen AG holds interests in AUDI AG, SEAT S.A., ŠKODA AUTO a.s., Volkswagen Financial Services AG and numerous other companies in Germany and abroad. An overview of the significant Group companies can be found in the Notes to the Consolidated Financial Statements on pages 187 to 189.

The Volkswagen AG Board of Management is the ultimate body responsible for managing the Group. The Supervisory Board appoints, monitors and advises the Board of Management and is consulted directly on decisions that are of fundamental significance for the Company and the Group.

Information on the remuneration structure for the Board of Management and the Supervisory Board can be found in the Notes to the Volkswagen Consolidated Financial Statements on pages 183 to 185 and in the notes to the annual financial statements of Volkswagen AG. These can be accessed online at www.volkswagen-ir.de or can be requested free of charge from Volkswagen AG from the address listed in the contact information for this annual report.

SUPPLEMENTAL DISCLOSURES IN ACCORDANCE WITH SECTION 289(4) AND SECTION 315(4) OF THE GERMAN COMMERCIAL CODE (HGB)

With the introduction of the German Takeover Directive Implementation Act (Übernahmerichtlinie-Umsetzungsgesetz) on July 14, 2006, Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 concerning takeover bids ("EU Takeover Directive") was transposed into German law. Among other things, this Act amends the German Commercial Code (HGB) and requires additional disclosures in the management report, which are presented in the following.

CAPITAL STRUCTURE

On December 31, 2006, the share capital of Volkswagen AG amounted to €1,004,078,968.32 (previous year: €1,093,550,284.80) and was composed of 286,980,067 ordinary shares and 105,238,280 preferred shares. Each share conveys a notional interest of €2.56 in the share capital.

SHAREHOLDER RIGHTS AND OBLIGATIONS

Shareholders have pecuniary and administrative rights.

The pecuniary rights include in particular the right to participate in profits (section 58(4) of the German Stock Corporation Act), to participate in liquidation proceeds (section 271 of the German Stock Corporation Act) and preemptive rights on shares in the event of capital increases (section 186 of the German Stock Corporation Act).

Administrative rights include the right to attend the Annual General Meeting and the right to speak there, to ask questions, to propose motions and to exercise voting rights. Shareholders can exercise these rights in particular through actions seeking disclosure and actions for avoidance.

Each ordinary share grants the holder one vote at the Annual General Meeting. The Annual General Meeting elects shareholder representatives to the Supervisory Board and elects the auditors; in particular, it resolves the appropriation of net profit, formally approves the actions of the Board of Management and the Supervisory Board, resolves amendments to the Articles of Association, capitalization measures, authorization to purchase treasury shares and, if required, the conduct of a special audit; it also resolves premature removal of Supervisory Board members and the winding-up of the Company.

Preferred shareholders generally have no voting rights. However, in the exceptional case that preferred shareholders are granted voting rights by law (for example, when preferred share dividends were not paid in one year and not compensated for in full in the following year), each preferred share grants the holder one vote at the Annual General Meeting. Furthermore, preferred shares entitle the holder to a €0.06 higher dividend than ordinary shares (further details on this right to preferred dividends are specified in Article 28(2) of the Articles of Association).

With regard to exercising voting rights by proxy, section 3 of the Volkswagen Act and Article 25 of the Volkswagen AG Articles of Association provide for the following:

No-one may exercise voting rights in his own name in respect of shares not belonging to him. Anyone exercising voting rights in respect of shares which do not belong to him shall, insofar as he is not the legal representative of the shareholder, require a proxy in writing from the shareholder. The proxy shall be effective only in respect of the next General Meeting.

Anyone acting as a commercial representative of shareholders may exercise the voting rights under a proxy only if the shareholder has at the same time as granting the proxy given him directions in writing on the individual items on the agenda. The proxy and the directions may be received at the earliest together with the notices prescribed by section 128 of the German Stock Corporation Act.

The General Meeting generally adopts its resolutions by simple majority of the votes cast. Resolutions of the General Meeting in respect of which the German Stock Corporation Act stipulates a majority comprising at least three quarters of the share capital represented at the time the resolution is voted on shall require a majority of more than four fifths of the share capital of the company represented at such time.

VOTING RIGHT LIMITATIONS

If a shareholder holds more than one fifth of the shares in the company, his voting rights shall be restricted to the number of votes conveyed by one fifth of the shares (section 2(1) Volkswagen Act in conjunction with Article 24 of the Articles of Association). Shares held by a shareholder shall also include such shares as are held by a third party for the account of the shareholder. If a shareholder is a company, the shares belonging to that company shall also include such shares as are held by a company controlling it, by any of its subsidiary companies or by any affiliated Group company or such as are held by a third party for the account of such companies. Shares in the company may not be transferred in order to avoid the voting right restriction.

SHAREHOLDINGS EXCEEDING 10% OF VOTING RIGHTS

Shareholdings in Volkswagen AG that exceed 10% of voting rights are shown in the notes to the annual financial statements of Volkswagen AG and the Notes to the Volkswagen Consolidated Financial Statements on pages 181 to 182.

COMPOSITION OF THE SUPERVISORY BOARD

The Supervisory Board consists of 20 members, half of whom are shareholder representatives. In accordance with section 4 of the Volkswagen Act in conjunction with Article 12 of the Articles of Association, the Federal Republic of Germany and the State of Lower Saxony are entitled to appoint two of the shareholder representatives, as long as they own shares in Volkswagen AG. At present, this only applies to the State of Lower Saxony. The remaining shareholder representatives are elected by the Annual General Meeting. The other half of the Supervisory Board consists of employee representatives elected by the employees in accordance with the Mitbestimmungsgesetz (German Codetermination Act). Seven of these employee representatives are Company employees; the other three employee representatives on the Supervisory Board represent the trade unions. The Chairman of the Supervisory Board, generally a shareholder representative on the Supervisory Board who is elected by his Supervisory Board colleagues, has a casting vote in the Supervisory Board, in accordance with the Mitbestimmungsgesetz (German Codetermination Act).

STATUTORY REQUIREMENTS AND REQUIREMENTS OF THE ARTICLES OF ASSOCIATION WITH REGARD TO THE APPOINTMENT AND REMOVAL OF BOARD OF MANAGEMENT MEMBERS AND TO AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The appointment and removal of Board of Management members are governed by sections 84 and 85 of the German Stock Corporation Act (AktG), whereby Board of Management members are appointed by the Supervisory Board for a maximum of five years. Board of Management members may be reappointed or have their term of office extended – for a maximum of five years in each case. In addition, Article 6 of the Articles of Association states that the number of Board of Management members is stipulated by the Supervisory Board and that the Board of Management must consist of at least three persons.

In accordance with section 4(3) of the Volkswagen Act and Article 26(2) of the Articles of Association, a majority of over 80% of votes cast at the Annual General Meeting is required to amend the Articles of Association.

POWERS OF THE BOARD OF MANAGEMENT, IN PARTICULAR CONCERNING THE ISSUE OF NEW SHARES AND THE REPURCHASE OF TREASURY SHARES

According to German stock corporation law, the Annual General Meeting can, for a maximum of five years, authorize the Board of Management to issue new shares. It can also authorize the Board of Management, for a maximum of five years, to issue convertible bonds on the basis of which new shares are to be issued. The Annual General Meeting also decides the extent to which shareholders have preemptive rights for the new shares. The highest amount of authorized share capital or contingent capital available for these purposes is determined by Article 4 of the Articles of Association of Volkswagen AG, as amended.

The acquisition of treasury shares is governed by section 71 of the German Stock Corporation Act (AktG). At the most recent Annual General Meeting in Hamburg on May 3, 2006, the Board of Management was authorized, in accordance with section 71(1) no. 8 of the AktG and with the consent of the Supervisory Board, to acquire ordinary shares and/or non-voting preferred shares of Volkswagen AG on one or more occasions, up to a maximum of 10% of the share capital – i.e. up to a maximum of 38,554,872 shares – via the stock market or by way of a public purchase offer to all shareholders. This authorization came into effect on October 22, 2006, and will apply until November 3, 2007, insofar as no other resolution is adopted by the Annual General Meeting prior to this date. Details on the issue of new shares and the retirement of treasury shares are shown in the notes on page 159.

THE MATERIAL AGREEMENTS OF THE PARENT COMPANY THAT ARE VALID ONLY IN THE EVENT OF A CHANGE OF CONTROL FOLLOWING A TAKEOVER BID

On June 14, 2005, a banking syndicate granted Volkswagen AG a syndicated credit line of €12.5 billion. It runs until June 2011 and can be extended by one year. In the event of a change in control of Volkswagen AG (as defined in the EU Takeover Directive), the lenders may terminate the credit line with immediate effect and demand repayment of amounts lent. Such a termination entitlement is standard for the industry (see recommendation of the Loan Market Association).

LEGAL FACTORS INFLUENCING BUSINESS

As with other international companies, the business of Volkswagen companies is affected by numerous laws in Germany and abroad. In particular, these are legal requirements relating to development, production and distribution, but that also include for example tax, capital market and company law as well as labor, banking and insurance regulations.

In particular, the VAT increase in Germany resolved for 2007 had a positive effect on domestic vehicle sales in fiscal year 2006.

Reports on the investigations of the public prosecutor's office in Braunschweig in connection with the incidents (front companies, embezzlement) in relation to which Volkswagen had filed criminal charges at the end of June 2005, and on the investigations of the public prosecutor's office in Frankfurt regarding the alleged bribery of suppliers have not had any significant impact on business to date.

The European Commission plans to end design protection for visible vehicle parts. If this project is actually implemented, it could adversely affect the Volkswagen Group's genuine parts business.

ORGANIZATIONAL STRUCTURE OF THE GROUP

Volkswagen AG and the Volkswagen Group are managed by the Volkswagen AG Board of Management in accordance with the Volkswagen AG Articles of Association and the rules of procedure for the Volkswagen AG Board of Management issued by the Supervisory Board. The Articles of Association and rules of procedure stipulate that certain transactions require the approval of the Supervisory Board. In addition, the Board of Management exercises certain of its Group management functions in the Group Board of Management. This body consists of Board members and top managers to whom the Board of Management has transferred certain management functions.

Information on the future structure of the Board of Management and Executive Committees can be found in the Report on Expected Developments on page 115.

In 2006, the Group Board of Management was expanded by the following functions: Chairman of the Board of Management of Volkswagen Financial Services AG (Burkhard Breiing), Group Components (Dr. Werner Neubauer), Group Management China (Dr. Winfried Vahland), Group Management North America (Frank Witter), and Group Management South America (Dr. Viktor Klima). Within the framework laid down by law, the Group Board of Management ensures that Group interests are taken into account in decisions relating to the brands and companies of the Volkswagen Group, and coordinates important questions affecting Group brands in general.

Each brand in the Volkswagen Group is managed by a senior brand manager. The Group targets and requirements laid down by the Board of Management of Volkswagen AG or the Group Board of Management must be complied with in accordance with the applicable legal framework. The rights and obligations of the statutory supervisory bodies of the relevant brand companies remain unaffected. Matters that are of importance to the Group as a whole are submitted to the Group Board of Management.

The companies of the Volkswagen Group are managed separately by their respective management. In addition to the interests of their own companies, each individual company management takes into account the interests of the Group and of individual brands in accordance with the framework laid down by law.

MAJOR CHANGES IN EQUITY INVESTMENTS

As part of its strategy of focusing on core business, Volkswagen AG sold its wholly-owned subsidiary gedas Aktiengesellschaft to T-Systems AG, a subsidiary of Deutsche Telekom AG, on March 31, 2006. Furthermore, Volkswagen AG sold its 50% stake in Volkswagen Bordnetze GmbH to the Japanese Sumitomo group on March 31, 2006.

On May 31, 2006, Volkswagen AG sold Europcar International S.A.S.U. to the Eurazeo Group.

In May 2006, Volkswagen AG established OOO Volkswagen RUS, headquartered in Kaluga, 160 kilometers southwest of Moscow. The initial purpose of the company is to set up a plant in Kaluga, the foundation stone for which was laid on October 28, 2006. The production of Volkswagen and Škoda brand vehicles in the Russian Federation is scheduled to begin in 2007.

In November 2006, Global Automotive C.V. was established in Amsterdam, the Netherlands. The function of this company is to hold stakes in various foreign Group companies.

Since January 1, 2007, Autogerma S.p.A. has been operating as Volkswagen Group Italia S.p.A.

SUMMARY OF BUSINESS DEVELOPMENT

Our target for fiscal year 2006 was to increase deliveries to customers in the face of a moderate growth in global automotive demand. Our expectations were surpassed in this respect. The Volkswagen Group was able to profit disproportionately from the growth in demand on the global automotive markets. All Group brands recorded increases in sales compared with the previous year. We also succeeded in improving on the previous year's delivery figures in all key regions, thereby setting a new record. In particular, we were able to extend our leading position in the Western European and German passenger car markets. This is primarily attributable to the success of the new models that we launched as part of our product rollout.

Net Assets, Financial Position and Results of Operations

Success of ForMotionplus brings about sustainable improvement in performance

Group earnings affected by restructuring expenses, corporation tax credit and sales of companies. Marked improvement in operating profit before special items and in Volkswagen Group's liquidity. Automotive Division cost structure optimized.

RESTATED PRIOR-PERIOD FIGURES

Following the sale of the Europcar group in fiscal year 2006 and a change in presentation, it was necessary to restate the 2005 income statement.

The Europcar group was deconsolidated at the end of May 2006. In accordance with IFRS 5 "Noncurrent Assets Held for Sale and Discontinued Operations", the income and expenses arising from the short-term rental business up to the date of deconsolidation and the disposal gain are presented separately in the Volkswagen Group's income statement as "discontinued operations". The prior-year amounts have been restated accordingly.

To enhance comparability, the expected return on plan assets (IAS 19) is included in the financial result as of the 2006 financial statements. For the previous year, the expected return on plan assets originally recognized in the functions in the income statement was also reclassified to the financial result.

CONSOLIDATED BALANCE SHEET STRUCTURE

The Volkswagen Group's total assets increased by 2.6% to €136.6 billion in 2006. This increase was almost exclusively attributable to the Automotive Division. In the Financial Services Division, the year-on-year comparison is influenced by the sale of the Europcar group.

The structure of the consolidated balance sheet at December 31, 2006 can be seen from the chart on page 68.

Since the Volkswagen Group's equity at the balance sheet date (€27.0 billion) was 14.0% higher than that of the previous year, its equity ratio improved to 19.7% (17.8%).

AUTOMOTIVE DIVISION BALANCE SHEET STRUCTURE

Total assets in the Automotive Division at the end of the reporting period were €72.1 billion, a 4.8% increase year-on-year. In noncurrent assets, our disciplined investment strategy reduced property, plant and equipment by 10.9%. However, total noncurrent assets at the balance sheet date were 3.0% higher than the prior-year figure. This is attributable firstly to the acquisition of shares in MAN Aktiengesellschaft, which is accounted for using the equity method. Secondly, this is due to the recoverable taxes of €1.0 billion recorded here owing to a change in the German Corporation Tax Act (KStG). Current assets increased by 6.7%, principally as a result of the higher level of securities and cash and the increase in receivables and other financial assets. By contrast, the level of inventories was lower than that of the previous year.

CONSOLIDATED BALANCE SHEET BY DIVISION AS OF DECEMBER 31

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2006	2005	2006	2005	2006	2005
Assets						
Noncurrent assets	**75,374**	**75,235**	**37,817**	**36,701**	**37,557**	**38,534**
Intangible assets	7,193	7,668	7,110	7,540	83	128
Property, plant and equipment	20,340	22,884	20,148	22,609	192	275
Leasing and rental assets	7,886	9,882	61	57	7,825	9,825
Financial services receivables	26,450	24,958	322	243	26,128	24,715
Noncurrent receivables and other financial assets[2]	13,505	9,843	10,176	6,252	3,329	3,591
Current assets	**61,229**	**57,846**	**34,268**	**32,112**	**26,961**	**25,734**
Inventories	12,463	12,643	12,377	12,569	86	74
Financial services receivables	23,426	22,412	179	177	23,247	22,235
Current receivables and other financial assets[2]	10,882	10,811	8,571	8,242	2,311	2,569
Marketable securities	5,091	4,017	5,024	3,939	67	78
Cash and cash equivalents	9,367	7,963	8,117	7,185	1,250	778
Total assets	**136,603**	**133,081**	**72,085**	**68,813**	**64,518**	**64,268**
Equity and Liabilities						
Equity	**26,959**	**23,647**	**20,774**	**17,391**	**6,185**	**6,256**
Equity attributable to shareholders of Volkswagen AG	26,904	23,600	20,719	17,344	6,185	6,256
Minority interests	55	47	55	47	–	–
Noncurrent liabilities	**56,159**	**56,125**	**28,861**	**28,662**	**27,298**	**27,463**
Noncurrent financial liabilities	28,734	31,014	4,539	6,545	24,195	24,469
Provisions for pensions	13,854	14,003	13,719	13,816	135	187
Other noncurrent liabilities[2]	13,571	11,108	10,603	8,301	2,968	2,807
Current liabilities	**53,485**	**53,309**	**22,450**	**22,760**	**31,035**	**30,549**
Current financial liabilities	30,023	30,992	1,759	4,266	28,264	26,726
Trade payables	8,190	8,476	7,288	6,913	902	1,563
Other current liabilities	15,272	13,841	13,403	11,581	1,869	2,260
Total equity and liabilities	**136,603**	**133,081**	**72,085**	**68,813**	**64,518**	**64,268**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Including deferred taxes.

CONSOLIDATED BALANCE SHEET STRUCTURE 2006
IN PERCENT


Noncurrent assets
55.2 (56.5)
Current assets
44.8 (43.5)
Total assets
0
10
20
30
40
50
60
70
80
90
100
Total equity and liabilities
19.7 (17.8)
Equity
41.1 (42.2)
Noncurrent liabilities
39.2 (40.0)
Current liabilities

Equity in the Automotive Division increased by 19.5% as of December 31, 2006. This increase is due in particular to the 2006 result, which also includes a one-time gain of €1.0 billion owing to the change in the German Corporation Tax Act (KStG). In addition, the positive development of the fair values of cash flow hedges and the exercise of convertible bonds from several tranches of our stock option plan both had the effect of increasing equity. The equity ratio was 28.8% (25.3%). Both noncurrent and current liabilities were on a level with the previous year at the balance sheet date. We were able to reduce noncurrent financial liabilities by €2.0 billion and current financial liabilities by €2.5 billion. By contrast, the implementation of restructuring measures (see page 71) and other factors led to a marked increase in the current and noncurrent provisions included in other liabilities.

FINANCIAL SERVICES DIVISION BALANCE SHEET STRUCTURE

Total assets in the Financial Services Division were €64.5 billion on December 31, 2006, the same level as the previous year. The sale of Europcar reduced the volume of leasing and rental assets, with a subsequent decrease in noncurrent assets. Current assets at December 31, 2006 increased by 4.8% year-on-year following a rise in receivables due to increased business. At the end of 2006, the Financial Services Division accounted for approximately 47% of the Volkswagen Group's total assets.

At December 31, 2006 equity in the Financial Services Division was down 1.1% year-on-year, owing to the sale of Europcar. The equity ratio remained virtually unchanged at 9.6%. Current financial liabilities increased by €1.5 billion as a result of business expansion; deposits at Volkswagen Bank *direct* rose marginally to €8.8 billion. Current liabilities as a whole rose by 1.6%. The debt/equity ratio remained unchanged at 8:1.

FINANCIAL POSITION AND CASH AND CASH EQUIVALENTS IN THE GROUP

The financial position of the Volkswagen Group continued to develop positively in 2006. The following sections give an overview of the Group's liquidity development and outline the operating factors by division.

Cash flows from operating activities of the Volkswagen Group in 2006 were €14.5 billion, an increase of €3.8 billion year-on-year.

There was a significant reduction in funds tied up in working capital (€4.4 billion).

Investing activities increased sharply by 14.9% to €11.9 billion in 2006. We succeeded in improving net cash flow by €2.2 billion to €2.6 billion.

The Volkswagen Group's cash and cash equivalents increased by 17.6% to €9.4 billion. At €16.5 billion, gross liquidity was substantially greater than in the previous year. Net liquidity in the Group was €–42.3 billion, compared with €–48.2 billion in 2005.

CASH FLOW STATEMENT BY DIVISION

€ million	Volkswagen Group		Automotive[1]		Financial Services	
	2006	2005[2]	2006	2.005	2006	2005[2]
Profit before tax from continuing operations	1,793	1,621	774	620	1,019	1,001
Income taxes paid	-888	-354	-742	-83	-146	-271
Deprecation and amortization expense	9,398	8,654	7,762	7,011	1,636	1,643
Change in pension provisions	248	137	246	127	2	10
Other noncash income/expense and reclassifications[3]	-517	485	-384	514	-133	-29
Gross cash flow	**10,034**	**10,543**	**7,656**	**8,189**	**2,378**	**2,354**
Change in working capital	**4,436**	**166**	**4,089**	**-77**	**347**	**243**
Change in inventories	-147	-720	-118	-740	-29	20
Change in receivables	736	-757	701	-598	35	-159
Change in liabilities	700	429	431	88	269	341
Change in other provisions	3,147	1,214	3,075	1,173	72	41
Cash flows from operating activities	**14,470**	**10,709**	11,745[4]	8,112[4]	**2,725**	**2,597**
Cash flows from investing activities	**-11,911**	**-10,365**	**-6,114**	**-5,721**	**-5,797**	**-4,644**
of which: acquisition of property, plant and equipment	-3,728	-4,434	-3,644	-4,316	-84	-118
capitalized development costs	-1,478	-1,432	-1,478	-1,432	-	-
change in leasing and rental assets (excluding depreciation)	-2,528	-2,950	-50	-43	-2,478	-2,907
change in financial services receivables	-3,563	-1,948	-114	0	-3,449	-1,948
acquisition and disposal of equtiy investments	-1,139	16	-1,040	40	-99	-24
Net cash flow	**2,559**	**344**	**5,631**	**2,391**	**-3,072**	**-2,047**
Change in investments in securities	-987	-820	-998	-813	11	-7
Cash flows from financing activities	**-114**	**-1,794**	**-3,650**	**-1,147**	**3,536**	**-647**
Change in cash and cash equivalents due to exchange rate changes and to changes in consolidated Group	-54	12	-51	44	-3	-32
Net change in cash and cash equivalents	**1,404**	**-2,258**	**932**	**475**	**472**	**-2,733**
Cash and cash equivalents at Dec. 31[5]	**9,367**	**7,963**	**8,117**	**7,185**	**1,250**	**778**
Securities and loans	7,097	5,843	5,314	4,332	1,783	1,511
Gross liquidity	**16,464**	**13,806**	**13,431**	**11,517**	**3,033**	**2,289**
Total third-party borrowings	-58,757	-62,006	-6,298	-10,811	-52,459	-51,195
Net liquidity	**-42,293**	**-48,200**	**7,133**	**706**	**-49,426**	**-48,906**

1) Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
2) Restated.
3) Relate mainly to fair value measurement of financial instruments, application of the equity method and reclassification of gains/losses on disposal of noncurrent assets from continuing operations to investing activities.
4) Before consolidation of intra-Group transactions €12,253 million (€8,719 million).
5) Cash and cash equivalents comprise bank balances, checks, cash-in-hand and call deposits.

FINANCIAL POSITION IN THE AUTOMOTIVE DIVISION

Cash flows from operating activities in the Automotive Division increased by 44.8% to €11.7 billion in 2006. Due above all to the change in receivables and other provisions, there was a reduction in funds tied up in working capital. The rise in provisions is attributable, among other things, to restructuring measures, that will only lead to an outflow of funds in the future. By contrast, higher income tax payments had a negative impact on cash flows from operating activities.

In the Automotive Division, we succeeded in reducing investments in property, plant and equipment by 15.6% to €3.6 billion. This is attributable to our disciplined investment strategy, although this did not compromise our new model rollout. The ratio of investments in property, plant and equipment to sales revenue (capex) was 3.8% (5.0%). We invested above all in models launched in 2006 and 2007 or models that are scheduled to be launched in the near future. Specifically, these are the Eos, the new Tiguan compact SUV, the Audi A5, the SEAT Altea XL, the Caddy Maxi and the Bentley Continental GTC, as well as the successors to the Gol, the Audi TT, the Audi A4 and the Škoda Fabia. Capitalized development costs increased by 3.2% to €1.5 billion. The acquisition and disposal of equity investments resulted in a net cash outflow. This means that cash flows from investing activities in the Automotive Division in 2006 were slightly above the level of the previous year. The net cash flow generated by the Automotive Division rose to €5.6 billion.

In 2006, net cash used in financing activities increased year-on-year owing to the repayment of loans following the marked improvement in the liquidity situation. Cash and cash equivalents increased by €0.9 million, amounting to a total of €8.1 billion (€7.2 billion) at the end of the reporting period. After accounting for securities, loans and borrowings, the net liquidity of the Automotive Division on December 31, 2006, was €7.1 billion; this was a marked increase of €6.4 billion compared with the prior-year level.

FINANCIAL POSITION IN THE FINANCIAL SRVICES DIVISION

In the Financial Services Division, cash flows from operating activities increased by 4.9% to €2.7 billion in 2006. Due to the sale of Europcar, capital expenditure on leasing and rental assets was less than in the previous year. However, owing to an increase in receivables from customer and dealer financing, cash flows from investing activities in the Financial Services Division increased to €5.8 billion (€4.6) billion. With regard to financing activities, the issue of bonds by Volkswagen Bank GmbH and Volkswagen Leasing GmbH in particular generated a positive cash flow of €3.5 billion. In total, cash and cash equivalents increased by €472 million to €1.3 billion at the end of the reporting period. Including securities and loans, gross liquidity amounted to €3.0 billion (€2.3 billion) at December 31, 2006. Total third-party borrowings increased by €1.3 billion to €52.5 billion. Net liquidity in the Financial Services Division was €–49.4 billion (€–48.9 billion).

PRINCIPLES AND GOALS OF FINANCIAL MANAGEMENT

The financial management of the Volkswagen Group comprises the areas of liquidity management, currency, interest rate and commodity risk management, as well as credit and country default risk management. Financial management for all Group companies is carried out centrally by Group Treasury based on internal directives and risk parameters.

Our liquidity management ensures that all of the Volkswagen Group's payment obligations can be met at any time. Liquidity management is based on a liquidity forecast that captures all commercial cash flows of the Automotive and Financial Services business that is updated daily on a rolling basis. Cash surpluses are invested in the international money and capital markets with a view to optimizing risk/return. In addition to liquidity, a confirmed syndicated credit line of €12.5 billion is maintained as a strategic liquidity reserve, as well as a number of further confirmed credit lines within the Group.

The management of market risk serves to reduce price fluctuations on the foreign exchange, interest rate and commodities markets. Each risk is determined based on the projected volume. We limit the risks by using standard market derivatives, normally at matching maturities. Hedging decisions are made in regularly convening committees for foreign exchange and commodities and by a separate Asset/Liability Committee.

As a rule, credit risks and country financial risks are managed by means of an internal limit system that is largely based on counterparties' rating classifications and accounting ratios. In particular, this covers the counterparty risk for banks and issuers of securities. The risk of capital investments in subsidiaries and joint ventures is secured by investment protection guarantees from the federal government, if required.

Customer risks relating to supply and service transactions are countered by the use of confirmed letters of credit, bank guarantees, guarantees, or credit insurance, e.g. Hermes.

RESULTS OF OPERATIONS OF THE GROUP

The results of operations of the Volkswagen Group in 2006 were heavily influenced by special items, particularly relating to restructuring measures in the Automotive Division, a corporation tax credit and the sale of Europcar.

The restructuring measures included expenses relating to severance payments and the part-time scheme for employees near to retirement (Altersteilzeit) as well as measures relating to capacity and products.

The sale of Europcar is presented separately in the income statement as profit from discontinued operations. As a result of this reclassification and the changed presentation of the expected return on plan assets, the items in the 2005 income statement were restated.

INCOME STATEMENT BY DIVISION

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2006	2005[2]	2006	2005[2]	2006	2005[2]
Sales revenue	**104,875**	**93,996**	**96,004**	**85,680**	**8,871**	**8,316**
Cost of sales	91,020	81,733	84,408	75,643	6,612	6,090
Gross profit	**13,855**	**12,263**	**11,596**	**10,037**	**2,259**	**2,226**
Distribution expenses	9,180	8,628	8,681	8,195	499	433
Administrative expenses	2,312	2,225	1,795	1,723	517	502
Net other operating income	−354	1,128	46	1,590	−400	−462
Operating profit	**2,009**	**2,538**	**1,166**	**1,709**	**843**	**829**
Financial result	−216	−917	−392	−1,089	176	172
Profit before tax from continuing operations	**1,793**	**1,621**	**774**	**620**	**1,019**	**1,001**
Income tax expense	−162	571	−513	276	351	295
Profit from continuing operations	**1,955**	**1,050**	**1,287**	**344**	**668**	**706**
Profit from discontinued operations	795	70				
Profit after tax	**2,750**	**1,120**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.

MANAGEMENT REPORT

SEGMENT REPORTING – SHARE OF SALES REVENUE BY MARKET 2006
IN PERCENT



Europe (excluding Germany)
44.1
Germany
27.2
North Amercia
13.9
Asia/Oceania
6.4
South America
6.1
Africa
2.3
0
10
20
30
40
50
60
70
80
90
100

From January to December 2006, the Volkswagen Group generated sales revenue of €104.9 billion, 11.6% more than in the comparative prior-year period. The proportion of sales revenue generated outside Germany was 72.8% (72.5%). The cost of sales increased by 11.4%. The gross margin improved by 13.0% to 13.2%. Operating profit for fiscal year 2006 after special items was €2.0 billion (–20.8%), while the operating return on sales was 1.9% compared with 2.7% in the previous year. Operating profit before special items improved by 51.7% to €4.4 billion.

RESULTS OF OPERATIONS OF THE AUTOMOTIVE DIVISION

In fiscal year 2006, the Automotive Division's sales revenue was €96.0 billion, a 12.0% increase year-on-year. This increase was mainly attributable to higher unit sales and to the continuing trend towards higher-value vehicles. As the ForMotionplus performance enhancement program was continued, we were in a position to further optimize our product costs, process costs and overheads. In this way, we succeeded in improving the gross margin to 12.1% (11.7%), even though the cost of sales was negatively affected by restructuring measures. In absolute terms, our gross profit increased to €11.6 billion (€10.0 billion). Distribution expenses increased by 5.9% to €8.7 billion due to the increased sales volume; however, we were able to reduce the ratio of distribution expenses to sales revenue to 9.0% (9.6%).

The Automotive Division's administrative expenses were on a level with the previous year; the ratio of these expenses to sales revenue also decreased. As a result, the cost structure of our Automotive Division has improved noticeably.

At €46 million, the other operating result was €1.5 billion lower than in the previous year. This is primarily a result of restructuring expenses in Volkswagen AG's traditional plants and at Volkswagen Bruxelles S.A. Factors increasing operating profit included income from the sale of gedas AG and Volkswagen Bordnetze GmbH.

At €1.2 billion, overall operating profit was 31.8% lower than in the previous year. The ratio of operating profit to sales revenue was 1.2% (2.0%). Thanks to our activities to improve cost structures, however, we established a good starting position to reach our medium-term targets.

The financial result consists primarily of expenses from the scheduled interest cost added back on discounted noncurrent provisions. At €–0.4 billion, our financial result was an €0.7 billion improvement year-on-year. This was due in particular to the higher investment income from joint ventures included using the equity method in the consolidated financial statements, an increased interest result and the positive effects of the fair value measurement of derivative financial instruments at the balance sheet date.

RESULTS OF OPERATIONS OF THE FINANCIAL SERVICES DIVISION

In 2006, sales revenue in the Financial Services Division amounted to €8.9 billion, an increase of 6.7% year-on-year. In particular, the higher interest income from dealer and customer financing and improvements in the operating lease business had a positive effect. Gross profit in the Financial Services Division (€2.3 billion) matched the high level of the previous year. Distribution expenses increased by €66 million year-on-year to €499 million; the ratio of these expenses to sales revenue increased from 5.2% to 5.6%. This is due above all to higher advertising expenses and volume-based commission. Administrative expenses were €517 million (€502 million); the ratio of these expenses to sales revenue was reduced to 5.8% (6.0%). The other operating result increased to €−400 million (€−462 million). In 2006, the Financial Services Division generated an operating profit of €843 million, which was 1.7% above that of the previous year, thus again making a significant contribution to the Volkswagen Group's result.

Due to a higher equity base from continuing operations, the return on equity is lower than the previous year, despite the slight
increase in profit.

KEY FINANCIAL FIGURES

%	2006	2005[1]	2004	2003	2002
Volkswagen Group					
Return on sales before tax (continuing operations)	1.7	1.7	1.2	1.6	4.7
Return on sales after tax	2.6	1.2	0.8	1.2	3.0
Equity ratio	19.7	17.8	17.8	20.2	22.7
Dynamic gearing (years) [2]	0.2	0.2	0.2	0.2	0.2
Automotive Division[3]					
Change in unit sales	+10.2	+1.0	+2.5	+0.4	−2.2
Change in sales revenue	+12.0	+6.8	+5.0	−1.4	−3.1
Operating profit as a percentage of sales revenue	1.2	2.0	0.9	0.9	5.2
Return on investment after tax[4]	2.0	2.4	1.3	2.0	7.4
Cash flows from operating activities as a percentage of sales revenue	12.2	9.5	11.1	7.8	10.6
Cash flows from investing activities as a percentage of sales revenue	6.4	6.7	8.8	11.1	11.9
Investments in property, plant and equipment as a percentage of sales revenue	3.8	5.0	6.8	8.6	8.7
Ratio of noncurrent assets to total assets	28.0	32.9	35.5	35.7	39.6
Ratio of current assets to total assets	17.2	18.3	17.1	17.5	17.6
Inventory turnover	7.3	6.8	6.4	6.6	7.3
Equity ratio	28.8	25.3	26.1	30.2	35.2
Financial Services Division					
Increase in total assets	0.4	4.7	17.9	12.8	6.9
Return on equity before tax[5]	16.9	18.2	20.0	23.8	19.6
Equity ratio	9.6	9.7	8.8	7.5	7.6

[1] Restated.
[2] Ratio of cash flows from operating activities to current and noncurrent financial liabilities.
[3] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[4] For details, see Value-based management on page 76.
[5] Profit before tax as a percentage of average equity (continuing operations).

CONSOLIDATED PROFIT

In fiscal year 2006, the Volkswagen Group generated profit before tax from continuing operations of €1.8 billion. This corresponds to a year-on-year improvement of 10.6%. At 1.7%, the return on sales before tax was on a level with 2005. Owing to a change in the German Corporation Tax Act (KStG), extraordinary tax income of €1.0 billion was recorded in 2006. Profit from discontinued operations contains the net gain on the disposal of Europcar as well as Europcar's current profit for the period. Including this income, the profit after tax for the Volkswagen Group is €2.8 billion, compared with €1.1 billion in the previous year.

SUMMARY OF ECONOMIC POSITION

The economic position of the Volkswagen Group continued to improve in fiscal year 2006. This is attributable above all to our systematic implementation of the ForMotionplus performance enhancement program. We have made considerable progress towards achieving our medium-term target. However, these measures must continue to be pursued vigorously. The restructuring measures carried out in the Automotive Division had a material adverse effect on our profit for 2006. However, they are instrumental in further improving our cost structures and therefore in securing the competitiveness of the Group. The level of progress that has been made is also evident from the net cash flow and the substantial increase in net liquidity in the Automotive Division.

An overview of the development of the Volkswagen Group over the past five years can be found in the tables on pages 73 and 75. More information on the economic position of the Volkswagen Group by business line and market can be found in the Divisions chapter starting on page 40.

VALUE ADDED STATEMENT

The value added statement indicates the added value generated by a company as its contribution to the gross domestic product of its home country, and how it is appropriated. In fiscal year 2006, the added value generated by the Volkswagen Group increased by 20.4% year-on-year. Added value per employee was €78.6 thousand (+26.8%).

VALUE ADDED GENERATED BY THE VOLKSWAGEN GROUP

Source of funds in € million	2006		2005*	
Sales revenue	104,875		93,996	
Other income	6,849		6,176	
Cost of materials	-66,935		-62,620	
Depreciation and amortization	-9,398		-8,654	
Other upfront expenditures	-11,790		-9,300	
Value added	**23,601**		**19,598**	

Appropriation of funds in € million	2006	%	2005*	%
to shareholders (dividend)	497	2.1	450	2.3
to employees (wages, salaries, benefits)	17,400	73.7	14,796	75.5
to the state (taxes, duties)	440	1.9	1,047	5.3
to creditors (interest expense)	3,011	12.8	2,634	13.4
to the Company (reserves)	2,253	9.5	671	3.5
Value added	**23,601**	**100.0**	**19,598**	**100.0**

* Restated.

FIVE-YEAR REVIEW

	2006	2005*	2004	2003	2002
Volume Data (thousands)					
Vehicle sales (units)	**5,720**	**5,193**	**5,143**	**5,016**	**4,996**
Germany	1,093	1,019	940	916	908
Abroad	4,627	4,174	4,203	4,100	4,088
Production (units)	**5,660**	**5,219**	**5,093**	**5,021**	**5,023**
Germany	1,935	1,913	1,832	1,740	1,781
Abroad	3,725	3,306	3,261	3,281	3,242
Employees (yearly average)	**329**	**345**	**343**	**335**	**324**
Germany	174	179	179	174	168
Abroad	155	166	164	161	156
Financial Data in € million					
Income Statement					
Sales revenue	**104,875**	**93,996**	**88,963**	**84,813**	**85,293**
Cost of sales	91,020	81,733	78,430	74,099	71,082
Gross profit	**13,855**	**12,263**	**10,533**	**10,714**	**14,211**
Distribution expenses	9,180	8,628	8,167	7,846	7,560
Administrative expenses	2,312	2,225	2,309	2,274	2,155
Net other operating expense/income	−354	1,128	1,585	1,011	265
Operating profit	**2,009**	**2,538**	**1,642**	**1,605**	**4,761**
Financial result	−216	−917	−554	−251	−775
Profit before tax from continuing operations	**1,793**	**1,621**	**1,088**	**1,354**	**3,986**
Income tax expense	−162	571	391	351	1,389
Profit from continuing operations	**1,955**	**1,050**	**697**	**1,003**	**2,597**
Cost of materials	**66,935**	**62,620**	**58,239**	**53,849**	**51,606**
Personnel expenses	**17,400**	**14,796**	**14,038**	**13,878**	**13,313**
Balance Sheet at December 31					
Noncurrent assets	75,374	75,235	72,212	67,363	65,115
Current assets	61,229	57,846	55,391	50,783	43,781
Total assets	**136,603**	**133,081**	**127,603**	**118,146**	**108,896**
Equity	26,959	23,647	22,681	23,863	24,692
of which: minority interests	55	47	47	104	57
Noncurrent liabilities	56,159	56,125	56,230	46,270	39,769
Current liabilities	53,485	53,309	48,692	48,013	44,435
Total equity and liabilities	**136,603**	**133,081**	**127,603**	**118,146**	**108,896**
Cash flows from operating activities	**14,470**	**10,709**	**11,457**	**8,371**	**10,460**
Cash flows from investing activities	**11,911**	**10,365**	**15,078**	**15,464**	**16,016**
Cash flows from financing activities	**−114**	**−1,794**	**6,004**	**11,423**	**4,623**

* Financial Data restated.

VALUE CONTRIBUTION AS A CONTROL VARIABLE

The continual and sustainable increase in the value of the Volkswagen Group lies at the heart of our system of financial objectives. This objective is closely linked to the efficient use of all resources in the Company. In order to maximize the use of resources in the Automotive Division and to measure the success of this, we have been using value contribution*, a control variable linked to the cost of capital, for a number of years.

The concept of value contribution not only allows performance to be measured in the Automotive Division, but also in the individual business units, projects and products. In addition, business units and product-specific investment projects can be managed operationally and strategically using the value contribution.

COMPONENTS OF VALUE CONTRIBUTION

The value contribution is calculated using operating profit after tax and the opportunity cost of invested capital. Operating profit reflects the economic performance of the Automotive Division. Using an overall average tax rate of 35% based on the various international income tax rates of the relevant companies, a figure for profit after tax is derived from operating profit. The second component of the value contribution is the opportunity cost of capital, which is the product of invested capital and the cost of capital. Invested capital is defined as total operating assets (property, plant and equipment, intangible assets, inventories and receivables) less non-interest bearing liabilities (trade payables and payments on account received).

Assets relating to investments in subsidiaries and associates and the investment of cash funds are not included when calculating invested capital; rather, interest earned on these must be recognized through the financial result. Accordingly, the concept of value-based management is applied solely to our operating business activities.

DETERMINING THE CURRENT COST OF CAPITAL

The cost of capital is calculated as the weighted average of the required rates of return on equity and debt. The cost of equity is determined using the Capital Asset Pricing Model (CAPM), which uses the yield on long-term Bunds as the risk-free rate, increased by the risk premium attaching to investments in the equity market. The cost of debt is calculated on the basis of the average yield for long-term debt. In fiscal year 2006, the effective cost of capital derived from the capital markets in this way for the Automotive Division was 7.6%.

* The value contribution corresponds to the Economic Value Added (EVA®). EVA® is a registered trademark of Stern Stewart & Co.

VALUE CONTRIBUTION AND RETURN ON INVESTMENT IN THE CURRENT FISCAL YEAR

The value contribution of the Automotive Division in 2006 was €-2,269 million (€-1,947 million). The year-on-year decline is attributable above all to the high restructuring expenses undertaken with a view to improving the long-term competitiveness of Volkswagen AG's six traditional plants and of Volkswagen Bruxelles S.A. Adjusting for special items, which also include positive effects from sales of equity investments, the value contribution of the Automotive Division improved by €993 million on the previous year's level, which was also adjusted for special items, to €-726 million. This is largely due to sales growth and cost savings, including those achieved by the ForMotionplus program. At €3,053 million, the opportunity cost of capital remained at the previous year's level. The improvements that resulted from a marked reduction of invested capital were consumed by an increase in the cost of capital.

In fiscal year 2006, return on investment after special items – the return on invested capital for a particular period (ROI) – was 2.0% (2.4%). Adjusted for special items, the 5.8% return on investment doubled year-on-year with an improvement of 2.9 percentage points, but still falls well short of the minimum required rate of return on invested assets, which remains unchanged at 9%.

More information on the financial control variables of the Automotive Division is available on the Internet at www.volkswagen-ir.de

COST OF CAPITAL AFTER TAX AUTOMOTIVE DIVISION

%	2006	2005
Risk-free rate	3.8	3.3
DAX market risk premium	6.0	6.0
Volkswagen-specific risk premium	0.2	–
(Volkswagen beta factor)	(1.03)	(1.00)
Cost of equity after tax	**10.0**	**9.3**
Cost of debt	4.3	3.7
Tax (average rate 35 %)	-1.5	-1.3
Cost of debt after tax	**2.8**	**2.4**
Proportion of equity	66.7	66.7
Proportion of debt	33.3	33.3
Cost of capital after tax	**7.6**	**7.0**

VALUE CONTRIBUTION AUTOMOTIVE DIVISION

€ million	2006	2005[1]
Operating profit shown in segment reporting[2]	1,097	1,657
Share of operating profit of Chinese joint ventures	109	-119
Tax expense (flat rate 35%)	-422	-538
Operating profit after tax	**784**	**1,000**
Invested capital	40,166	42,105
Return on investment (ROI) in %	**2.0**	**2.4**
Cost of capital in %	7.6	7.0
Cost of invested capital	**3,053**	**2,947**
Value contribution	**-2,269**	**-1,947**

[1] Restated.
[2] See Notes to the Consolidated Financial Statements on pages 140 and 141.

An aesthetic design, sporting performance and technical sophistication combine to produce an automotive dream in the Veyron 16.4. The fastest car ever to be allowed on public roads, it sets new standards with 736 kW (1,001 PS)* and 0–100 kph acceleration in 2.5 seconds. This super sports car means that Bugatti has once again redefined what is possible. [*Fuel consumption in l/100 km: 40.4 urban; 14.7 extra-urban; 24.1 combined; CO_2 emissions in g/km: 574.]


BUGATTI



Volkswagen AG (condensed, according to German Commercial Code)

Stronger vehicle sales worldwide boots sales

NET INCOME FOR THE YEAR

In fiscal year 2006, Volkswagen AG's sales rose by 5.6% year-on-year to €53.0 billion. This increase was primarily due to stronger vehicle sales worldwide. 60.4% (60.5%) of sales were generated outside Germany. The cost of sales, which rose primarily due to restructuring measures, produced a gross profit of €- 1.2 billion. The 10.8% rise in selling, general and administrative expenses is mainly attributable to the increase in sales promotion measures necessitated by the intensified competitive situation. Accordingly, the ratio of selling, general and administrative expenses to sales increased slightly. In particular, positive exchange rate effects relating to deliveries of goods and services caused the other operating result to increase by 34.7% to €1.2 billion. The financial result rose by 11.3% to €4.1 billion.

INCOME STATEMENT OF VOLKSWAGEN AG

€ million	2006	2005
Sales	**53,036**	**50,245**
Cost of sales	54,238	50,225
Gross profit on sales	**-1,202**	**+20**
Selling, general and administrative expenses	3,979	3,591
Other operating result	+1,175	+873
Financial result*	+4,051	+3,639
Result from ordinary activities	**+45**	**+941**
Taxes on income	-900	200
Net income for the year	**945**	**741**
Retained profits brought forward	11	10
Appropriations to revenue reserves	450	290
Net retained profits	**506**	**461**

* Including write-downs of financial assets.

BALANCE SHEET OF VOLKSWAGEN AG AS OF DECEMBER 31

€ million	2006	2005
Fixed assets	23,583	21,351
Inventories	2,785	3,146
Receivables	10,663	9,056
Cash and bank balances	8,571	10,110
Total assets	**45,602**	**43,663**
Equity	10,335	11,064
Long-term debt	8,348	7,634
Medium-term debt	6,088	5,863
Short-term debt	20,831	19,102

In total, Volkswagen AG's result from ordinary activities amounted to €45 million (€941 million). A change in German corporation tax legislation was the main factor resulting in tax income of €900 million for Volkswagen AG, leading to a 27.5% year-on-year increase in net income for the year to €945 million.

NET ASSETS AND FINANCIAL POSITION

During the reporting period, Volkswagen AG's net assets increased by 4.4% to €45.6 billion. Investments in tangible assets were reduced by 34.7%, mainly as a result of the continuation of the ForMotionplus performance enhancement program, the even more efficient implementation of product-related projects and savings in non product-related items. Investments were made primarily in new products at the Kassel and Wolfsburg plants, as well as in special machines and equipment for suppliers. Financial investments increased year-on-year, particularly due to the 34.2% equity interest acquired in MAN Aktiengesellschaft. In total, fixed assets increased by 10.5% compared with December 31, 2005 to €23.6 billion.

Current assets remained virtually unchanged at €22.0 billion. Increased receivables were offset by lower inventories and cash and bank balances.

Since Volkswagen AG retired its treasury shares during the reporting period, equity (including special tax-allowable reserves) was reduced by 6.6% to €10.3 billion. As a result, the equity ratio dropped by 2.6 percentage points to 22.7%. By the end of the year, provisions increased by 11.8% year-on-year to €18.8 billion. Liabilities rose to €16.4 billion (+4.3%), of which €12.0 billion (€11.5 billion) was interest-bearing.

DIVIDEND PROPOSAL

€450 million of the net income for the year was appropriated to other revenue reserves in accordance with section 58(2) of the AktG (German Stock Corporation Act). The Board of Management and Supervisory Board are proposing to the Annual General Meeting to pay a dividend of €497 million from net retained profits, i.e. €1.25 per ordinary share and €1.31 per preferred share.

PROPOSAL ON THE APPROPRIATION OF NET PROFIT

€	2006
Dividend distribution on subscribed capital (€1,004 million)	496,587,230.55
thereof on: ordinary shares	358,725,083.75
preferred shares	137,862,146.80
Balance (carried forward to new account)	9,207,287.87
Net retained profits	**505,794,518.42**

EMPLOYEE PAY AND BENEFITS AT VOLKSWAGEN AG

€ million	2006	%	2005	%
Direct pay including cash benefits	6,126*	72.9	4,334	63.0
Social security contributions	898	10.7	965	14.0
Compensated absence	757	9.0	800	11.6
Old-age pensions	620	7.4	780	11.4
Total expense	**8,401**	**100.0**	**6,879**	**100.0**

* Including expenses for severance payments and partial retirement arrangements.

SALES TO THE DEALER ORGANIZATION

Volkswagen AG sold 2,268,830 vehicles to the dealer organization in the reporting period. This was 5.4% more than in the previous year. The percentage of vehicles sold outside Germany remained virtually unchanged at 66.5% (66.6%).

PRODUCTION

Output at Volkswagen AG's vehicle production plants (Emden, Hanover and Wolfsburg) fell slightly by 0.3% to 953,131 vehicles. The increased number of Passat and Multivan/Transporter models produced in particular was offset by declines in Touran, Golf Plus and Golf Variant production. Average daily production at Volkswagen AG increased by 6.6% year-on-year to 4,402 units, despite the reduction in the number of working days compared with 2005.

NUMBER OF EMPLOYEES

At December 31, 2006, a total of 94,000 people were employed at the sites of Volkswagen AG, excluding staff employed at subsidiaries. The workforce was 7.0% smaller than during the previous year. There were 4,445 apprentices.

The percentage of female employees was 13.3% (13.8%) of the total headcount of Volkswagen AG. The Company employed 2,249 part-time workers (2.4%). The percentage of foreign employees was 6.4% (6.9%). A total of 64.9% (64.8%) of employees held a vocational qualification in an area relevant to Volkswagen, while 11.1% (11.2%) were graduates. The average age of Volkswagen employees was 41.7 years.

RESEARCH AND DEVELOPMENT

Volkswagen AG's research and development costs according to the German Commercial Code rose by 4.6% to €2.1 billion. On December 31, 2006, 8,980 people were employed in this area.

PURCHASING VOLUME

The purchasing volume across the six Volkswagen AG sites in Germany increased to €23.9 billion (+0.7%), of which 71.9% (74.8%) was sourced from German suppliers. Of the total purchasing volume, €20.6 billion (€20.4 billion) was spent on production materials and €2.7 billion (€2.7 billion) on capital goods and services.

VOLKSWAGEN AG EXPENDITURE ON ENVIRONMENTAL PROTECTION

€ million	2006	2005	2004	2003	2002
Investments	19	27	16	24	32
Operating costs	170	194	202	195	187

OPERATING COSTS FOR ENVIRONMENTAL PROTECTION AT VOLKSWAGEN AG IN 2006

SHARE OF ENVIRONMENTAL PROTECTION AREAS AS PERCENT


Water pollution control
35.2
Waste management
31.7
Air pollution control
19.9
Soil clean-up
5.6
Climate protection
4.9
Noise control
1.4
Conservation/landscape care
1.3
0
10
20
30
40
50
60
70
80
90
100

EXPENDITURE ON ENVIRONMENTAL PROTECTION

Investments for environmental protection consist of both product-related as well as production-related measures. The investments in product-related measures relate mainly to the reduction of exhaust emissions. The investments for environmental protection focused on expenditures on water pollution control and waste management. Operating costs relating to environmental protection result exclusively from production-related measures. They are broken down into expenditures for the operation of environmental protection equipment and expenditures not relating to such equipment. Operating costs relating to environmental protection were reduced by 12.3% to €170 million due to process optimization.

BUSINESS DEVELOPMENT RISKS AT VOLKSWAGEN AG

The business development of Volkswagen AG is exposed to essentially the same risks as the development of the Volkswagen Group. These risks are explained in the Risk Report on pages 102 to 107 of this Annual Report.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Risks for Volkswagen AG arising from the use of financial instruments are the same as those to which the Volkswagen Group is exposed. An explanation of these risks can be found in the Risk Report on page 106 of this Annual Report.

The annual financial statements of Volkswagen AG (in accordance with the HGB) can be accessed from the electronic companies register at www.unternehmensregister.de. They are also published on our Investor Relations website at www.volkswagen-ir.de, or can be requested free of charge from Volkswagen AG from the address listed in the Contact Information for this Annual Report.

Audi's many years of motor racing experience are reflected in the Audi R8, the first Audi sports car with a 309 kW (420 PS)* mid-mounted V8 FSI engine. The R8 celebrated its world premiere at the Paris Motor Show. The precision-crafting of the Audi R8's body shell, engine, suspension and steering is unique. This exceptional vehicle elevates Audi to the exclusive club of sports car manufacturers and demonstrates yet again the brand's "Vorsprung durch Technik". [*Fuel consumption in l/100 km: 22.1 urban; 10.2 extra-urban; 14.6 combined; CO_2 emissions in g/km: 349.]


Audi


IN R 806

Value-Enhancing Factors
Pioneering technology and optimized processes

Sustainable economic success demands competitive costs, innovative products and efficient processes. Customer satisfaction is the focal point of our efforts. Among the Volkswagen Group's key advantages are the expertise and commitment of its employees. The responsible use of environmental resources is a priority in all parts of the Group.

The efficiency of a company's value drivers can be measured by means of financial and non-financial performance indicators. The key financial performance indicators for the Volkswagen Group are presented in detail in the "Net assets, financial position and results of operations" chapter. The following section concerns non-financial value drivers, including processes in the areas of research and development, procurement, production, sales and quality assurance. Furthermore, our employees and our responsible approach to environmental matters contribute to the sustainable increase in our enterprise value.

RESEARCH AND DEVELOPMENT

In 2006, our research and development activities again focused on improving the functionality, quality, safety standards and environmental compatibility of Group products. Not only do we take on board more and more ideas from our employees, but we also involve external partners in our development activities.

PIONEERING, NEW PRODUCTS

The most important product launches last year included the following models, powertrains and systems:

The new Volkswagen Eos Convertible Coupé. This new model epitomizes the high standard of quality that is associated with Volkswagen. Its five-piece CSC roof is a unique and innovative concept that combines the features of a coupé, sun and convertible roof. Thanks to the systematic optimization of the product and the production process, this new design functioned flawlessly from the very first series-produced model.

Additional features for the Touran and Touareg. Both of these successful models were given extensive makeovers in 2006. The Touran was the first Volkswagen to be equipped with the "Park Assist" automatic parking system – the only one of its kind in this form – which makes automatic parking possible in even the narrowest of spaces. Additional security is provided by Bi-Xenon headlights with dynamic curve lighting. The new technical features of the Touareg include ABSplus, which reduces the braking distance substantially on loose ground, as well as driver-assistance systems FrontScan and SideScan. The FrontScan system uses visual and acoustic signals to warn drivers of possible collisions with vehicles in front and activates the brakes in preparation for a possible emergency braking maneuver. Side-Scan monitors the area behind the moving vehicle. By means of warning signals, drivers are made aware of potentially dangerous situations when changing lanes.

TSI engine. Successfully launched in 2005 with the Golf GT, the TSI engine was featured in the Golf Plus and the new Touran for the first time in 2006 together with additional power variants.

New Touran with natural gas option. Following the great success of the Caddy and Touran EcoFuel natural gas models, the new Touran now also comes with a natural gas option as a further contribution towards reducing fuel consumption and emissions*.

Audi braking guard and the new generation of adaptive cruise control (ACC). As of 2007, the innovative Audi Q7 will feature an enhanced ACC that covers the entire speed range from 0 to 200 km/h. The system can slow the Q7 down to match the speed of the vehicle traveling in front – and right down to a complete stop if necessary. The Audi braking guard, which uses a radar sensor to permanently monitor the lane in front of the Q7, will be available in combination with the ACC. If the system detects a vehicle braking suddenly or traveling at a far lower speed, the system initially warns the driver by means of visual and acoustic signals. If the driver fails to react, the system then jerks the brakes briefly, thereby warning inattentive drivers as well as offering them optimum support through the brake assistant if emergency braking proves to be necessary. However, emergency braking is never triggered by the system itself.

STUDIES ATTRACT ATTENTION WORLDWIDE

As well as launching many new series-produced models in 2006, the Volkswagen Group also presented numerous innovative concept cars and studies. In February, the Volkswagen Passenger Cars brand unveiled the Concept A study in Berlin. The combination of sports car and offroad vehicle offered a foretaste of the design of the new Tiguan, which is scheduled to be launched in 2007. The world premiere of the Iroc study took place in August, also in Berlin. With its own unique design, this reinterpretation of the legendary Scirocco is a clear cut above the design language of existing model ranges. Its long roof and comparatively steep rear end make the Iroc a true sports car.

At the Mondial de l'Automobile, Paris, the Škoda brand attracted considerable attention with its Joyster design study. The three-door compact demonstrates the brand's evolving design elements and continues the philosophy of simple, yet clever solutions.

The Commercial Vehicles business line won over visitors with its Crafter Atacama at the International Motor Show (IAA) Commercial Vehicles in Hanover in September. This concept vehicle is a striking off-road vehicle that sets itself apart from the original Crafter model by means of original visual modifications, four wheel drive and raised suspension.

STRATEGIC INNOVATION MANAGEMENT

As innovation management in the Volkswagen Group is geared consistently towards customer demands, its basic technology is already primed for future customer requirements. Although the main focus here is on revolutionary ideas and total vehicle concepts, evolutionary developments are by no means neglected.

The innovation portfolios of the Volkswagen and Audi brand groups and the Commercial Vehicles business line are continually synchronized. This is in order to define key development areas common to all these brands and to bundle activities. On the one hand, innovations are developed internally as strategic measures to safeguard USPs in the market. On the other, involving selected suppliers early on in the development process leverages external innovation sources.

EMPLOYEES SUCCESSFUL WITH PATENTS

In 2006, we secured 1,320 patents for the Volkswagen Group, of which 1,064 were in Germany and 256 abroad. The majority of these patents related to interactive systems that form interfaces between people and technology. The large number of patent applications once again demonstrates the highly innovative nature of our employees.

* Caddy Life EcoFuel: fuel consumption in kg/100 km: 8.2 urban; 4.7 extra-urban; 6.0 combined; CO_2 emissions in g/km: 157.
Touran EcoFuel: fuel consumption in kg/100 km: 8.1 urban; 4.5 extra-urban; 5.8 combined; CO_2 emissions in g/km: 153.

SYNERGIES THROUGH COOPERATION

Cooperation arrangements with other vehicle manufacturers are becoming more and more important when it comes to tapping smaller market segments. By joining forces with other companies, we can keep development and investment costs low and minimize business risks. In 2006, we continued a number of successful joint projects, for example working with Porsche in the production of the Volkswagen Touareg, Audi Q7 and Porsche Cayenne models. In order to optimize our cooperative work with other manufacturers in future projects, we have clearly defined responsibilities and established new organizational structures.

INTEGRATING EXTERNAL R&D KNOW-HOW

The Volkswagen Group will continue its significant work on the development of new models in the coming years. The Volkswagen Group will continue its product rollout systematically over the next few years. This not only places substantial demands on our own development capacity, but also highlights the need to integrate the know-how of our suppliers and individual development partners in our innovation work to an even greater extent than before. Only in this way is it possible to successfully complete the increased number of projects in spite of shorter development times and rising quality requirements. At the same time, we can use this approach to concentrate our own resources on core competences in the area of technical development. Particularly when it comes to developing modules and components, we draw on the expertise of the subsequent system suppliers. When developing vehicle derivatives, the complete series development can be outsourced to a general partner; needless to say, this partner would work in close cooperation with the Volkswagen project team at all times. This bundling of resources allows us to adapt future technical development activities even more flexibly to changing customer, market or legal requirements.

YEAR-ON-YEAR INCREASE IN CAPITALIZED DEVELOPMENT COSTS

2006 saw a year-on-year increase in research and development costs in the Automotive Division. Capitalized development costs also increased compared with the previous year, albeit at a lower rate. For this reason, the capitalization ratio fell to 34.9% (35.1%). The proportion of research and development costs recognized in the income statement in accordance with IFRSs remained unchanged over 2005 at 4.8% of the Automotive Division's sales revenue.

The Research and Development function employed 21,447 people Group-wide at December 31, 2006 (–1.9%), corresponding to 6.6% of the total headcount. This figure includes the vehicle production investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. These companies are accounted for using the equity method.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

€ million	2006	2005	%
Total research and development costs	4,240	4,075	+4.0
of which capitalized	1,478	1,432	+3.2
Capitalization ratio in %	34.9	35.1	
Amortization of capitalized development costs	1,826	1,438	+27.0
Research and development costs recognized in the income statement	**4,588**	**4,081**	**+12.4**

PROCUREMENT

In 2006, we further developed our supplier management, working more closely together with suppliers with a view to optimizing processes, costs and delivery quality. In addition, much of our work involved investigating procurement sources worldwide.

INTENSIFICATION OF SUPPLIER MANAGEMENT

The supplier workshop meetings introduced in 2005 proved to be very effective. At the two events held in 2006, Procurement and Technical Development employees came together again with selected suppliers to identify improvement potential. This includes technical measures for reducing costs as well as process optimization approaches that are continuously implemented.

In addition to the supplier workshop meetings, the platform for working together with suppliers, primarily with a view to optimizing material costs, was extended to include the areas of quality and innovation management.

In the new "Supplier Quality" forum, employees from Procurement, Quality Assurance and Technical Development join with selected suppliers to define measures for improving the quality of parts and components supplied. This allowed considerable advances in quality to be achieved within a very short space of time.

The "Innovation" forum is a further instrument we have established for strategic cooperation with selected suppliers. The open dialog and mutual trust that characterize this forum are instrumental in finding new approaches for developing innovations together with our supplier partners. Suppliers are involved early on in the product development process in order to generate maximum benefits for the end customer.

GLOBAL PROCUREMENT ACTIVITIES

In addition to the traditional markets of Germany and Western Europe, emerging countries such as China, India and Russia are increasingly attractive for us as supply sources. Firstly, they are in a position to supply our local production directly, and secondly, they offer cost advantages for vehicles manufactured in Europe and destined for export. Central to the evaluation of procurement markets are factor costs, exchange rate developments and local supplier expertise as regards quality and development. In order to tap the potential of these markets more effectively, we have stepped up our research and scouting activities throughout the Group. The procurement teams that formerly operated at a local level have been restructured and developed into Regional Sourcing Offices.

PURCHASING VOLUME

The purchasing volume of the Volkswagen Group increased by 4.1% to €68.8 billion in 2006. The proportion attributable to German suppliers was unchanged over 2005 at 52.1%.

PURCHASING VOLUMES BY BUSINESS LINE AND MARKET

€ billion	2006	2005	%
Volkswagen brand group	43.0	43.2	−0.4%
Audi brand group	23.2	20.8	11.6%
Commercial Vehicles	2.6	2.1	22.9%
Volkswagen Group	**68.8**	**66.1**	**4.1%**
Europe/Remaining markets	56.3	53.7	4.8%
North America	3.0	2.8	7.1%
South America/South Africa	5.0	5.1	−2.2%
Asia-Pacific	4.5	4.5	0.4%

A spirit has been awakened and is embodied by each and every one of our automobiles. It was born of three unique values: a sporting pedigree, design and agility. No automobile unites these values so perfectly as the SEAT Leon Cupra*. The role model for all future generations, with the unconditional goal of evoking feelings: auto emoción. [*Fuel consumption in l/100 km: 11.4 urban; 6.5 extra-urban; 8.3 combined; CO_2 emissions in g/km: 199.]


SEAT


2934 FHX

VEHICLE PRODUCTION LOCATIONS OF THE VOLKSWAGEN GROUP
SHARE OF TOTAL PRODUCTION 2006 IN PERCENT

North America
1 location (6 %)

Europe*
22 locations (68 %)

Asia
3 locations (12 %)

South America
5 locations (12 %)

South Africa
1 location (2 %)

* Of which Germany 8 (34%).

PRODUCTION
Last year also saw a number of production start-ups. Parallel to this, the efficiency of production processes was further optimized and new production standards developed with a view to ensuring a consistently high level of quality for our vehicles.

NUMEROUS SUCCESSFUL PRODUCTION START-UPS
The new model initiative continued in 2006, giving rise to numerous start-ups: in addition to diverse product enhancements, a total of 13 new models went into production across the world. The most important of the year's new models in the Volkswagen brand group included the Volkswagen Eos and the Škoda Roomster, as well as the Bentley Azure and Continental GTC convertibles. In the Audi brand group, the principal new additions to the product portfolio were the Audi TT Coupé and Audi R8. The production start-up of the Crafter, which is manufactured at the DaimlerChrysler plants in Düsseldorf and Ludwigsfelde, was one of the year's most important events for Volkswagen Commercial Vehicles.

FLEXIBLE PRODUCTION LOCATIONS
The Volkswagen Group has over 46 production locations worldwide, manufacturing vehicles at a total of 32 Group locations. One advantage in this respect is our well-established turntable concept, which allows different types of vehicles to be manufactured on the same production lines, depending on the individual demand levels. Together with the "multi-brand location" concept and the modular strategy that enables the same modules and subassemblies to be used in different vehicles, the turntable concept gives us the necessary flexibility to react to fluctuations in demand at any time.

PRODUCTION PROCESSES FURTHER DEVELOPED
Production processes in the Volkswagen Group are constantly examined to determine potential for improvement. In order to increase productivity and reduce production costs, we have standardized production to a great extent with the aid of our modular strategy. The standards that we have developed for product concepts, production processes and equipment form the basis for a uniform production system across the Group. In addition, benchmark analyses are used in production to identify best practice approaches. Any potential for optimization that is found is acted upon immediately.

In 2006, we continued our efforts to develop new production technology across the Group. For example, the CMT (Cold Metal Transfer) welding and soldering procedure was used in series production. The advantage of this procedure is that the metal parts remain far more dimensionally stable owing to the reduced thermal input. New findings are shared by Technical Development and Production via special electronic platforms or project focus days at individual Group locations.

NEW AGREEMENTS ON OPTIMIZED PROCESSES

The "Volkswagen Way" works agreement signed in July 2006 lays the foundation for far-reaching changes in the workflows and processes of the Volkswagen Passenger Cars and Volkswagen Commercial Vehicles brands. The first step is to implement a standardized production system for the locations in Germany. This will define binding goals for each location and prescribe high standards and methods, compliance with which will be permanently scrutinized. As cooperation between all divisions involved in the product development process will be rendered more effective, this in turn will further increase process and product quality and boost productivity, thereby improving customer and employee satisfaction.

In future, the worldwide development and production of Group compontens will be coordinated centrally. The objective is to ensure high-tech and competitive components for Group vehicles and to develop business with third parties.

PRODUCTION MILESTONES IN 2006

Another milestone in the history of the Volkswagen Passenger Cars brand was reached in April 2006 when the 14 millionth Passat rolled off the production line at our Emden plant. Two months later, Audi delivered its 1.5 millionth A3. In July, Škoda celebrated its 10 millionth vehicle since beginning automobile production in 1905. In the same month, the Commercial Vehicles business line recorded 7.5 million bus models in the Transporter, Caravelle and Multivan series. In August, the Kassel plant announced the production of the 500,000th direct shift gearbox (DSG). The following month, the number of SEAT models produced in Spain since 1953 reached the 15 million mark.

SALES AND MARKETING

The image and strength of our brands are central to the success of the Volkswagen Group. In 2006, we worked intensively on the positioning of our brands.

INCREASED CUSTOMER SATISFACTION

The satisfaction of our customers is a core objective of our Group Strategy. In view of this, we constantly conduct customer satisfaction surveys relating to Group brands in all major world markets. Based on the survey findings, we develop and implement measures for improvement. Thanks to this, we made considerable progress with the Volkswagen Passenger Cars, Audi, Škoda and SEAT brands in 2006 and intend to pursue this same approach in the future.

SUCCESSFUL CUSTOMER RELATIONSHIP MANAGEMENT

The Autostadt in Wolfsburg is the communications platform for the Volkswagen Group and its brands. Its function is to lay the foundation for long-term relationships by interacting with customers. Surveys have shown that a visit to the Autostadt enhances customers' perceptions of the individual brands. The focused service orientation and inventive presentation of mobility issues have made the Autostadt into one of the most popular travel destinations in Germany. As well as being home to the Autostadt ZeitHaus – one of the most successful automotive museums in the world – over 200 annual events are held at the Volkswagen Group headquarters, securing its status as a cultural event location. Since it opened its doors six years ago, over 13 million people have visited the Autostadt.

A total of 160,000 vehicles are delivered at the Autostadt every year, meaning that almost one in three Volkswagen customers in Germany chooses to collect his or her new car directly at our headquarters. Accordingly, the Autostadt has a higher volume than any other delivery center in the world. In addition to vehicle handovers at the Autostadt, we also offer customers at other Group locations a unique experience when collecting their new car.

SUCCESS UNDERPINNED BY STRONG BRANDS

Thanks to its clearly positioned brand portfolio, the Volkswagen Group is in a position to offer attractive vehicle concepts in all segments. The effectiveness of this brand positioning is illustrated by the strong awareness levels enjoyed by the Volkswagen, Audi, Škoda and SEAT brands, particularly in the German market. Owing to the intensive competition on automotive markets, it is becoming increasingly important for manufacturers to combine the pure product features of a brand with emotional and intangible values with a view to setting it apart from the rest of the competition. With our strategic Group-level brand control, which takes into account all points of contact with the customer, we are in an excellent position to do so.

More than any other brand, Volkswagen is a global byword today for quality, reliability and German engineering. Particularly in Europe and China, customers have great trust in the brand, as is evidenced by the rising number of deliveries in these markets.
The performance promise "Vorsprung durch Technik" is now virtually synonymous with the steadily growing success of the Audi brand in the highly demanding premium segment. Thanks to Audi's high-quality, sporty and progressive brand profile, it is perceived by customers as the epitome of progressive technology and pioneering, sporty design.

With Škoda, the Volkswagen Group has a brand that is associated by our customers with outstanding reliability, extremely good value for money and intelligent, functional vehicle concepts. This has also enabled the Škoda brand to continually build on its market position.

With the slogan "auto emoción", SEAT is developing more and more into a brand for customers who are looking for a combination of sporty design, competitive purchase price and low running costs.

The Bugatti, Bentley and Lamborghini luxury brands lend the Volkswagen Group additional attributes such as elegance, exclusivity and power to an even greater degree.

With its wide portfolio of products and services, the Commercial Vehicles business line offers customized solutions for all transport and passenger comfort requirements.

REMARKETING USED VEHICLES

The manufacturer used car business is becoming even more important in the light of rising demand for mobility products such as leasing. Last year, we thus began implementing a comprehensive used car business model for the various brands. The objective here is to stabilize the residual value of the vehicles at a high level, thereby protecting customer investments. Stable residual value forms the basis for attractive and competitive leasing and financing offerings in the new car business.

STRUCTURE OF THE FLEET CUSTOMER BUSINESS IN THE VOLKSWAGEN GROUP

In establishing Volkswagen Group Fleet International in 2006, we took a major step towards developing the Volkswagen Group into a mobility service provider. The aim of this new business unit is to bundle the sale of all Group vehicles – from entry-level to luxury class models – with all the financial services that are important to our fleet customers. In this way, customers benefit from greater transparency as well as saving time and costs. In future, Volkswagen Group Fleet International will be the central point of contact for the international fleet business with Group brand vehicles.

QUALITY ASSURANCE

Product and service quality are the key to customer satisfaction and, in turn, to customer loyalty. Quality builds trust. It has a decisive influence on the image of our brands and is a key criterion for customer purchase decisions.

PRODUCT QUALITY

Reliability is an excellent indication of product quality, particularly in the long-term perspective. This being the case, the key indicators "repairs during the life of the vehicle" and "warranty and goodwill payments" are the most important control elements in quality assurance across the Group. In order to evaluate these key indicators, the Volkswagen Passenger Cars brand initiated the Product Quality forum in 2005. Here, teams from Research and Development, Production and Quality Assurance come together to ensure that the target agreements based on the two key indicators are met for each individual model. The monthly reviews act as an early warning system as well as ensuring rapid communication between the areas in question. These offer an early overview of the status of the key indicators, meaning that swift countermeasures can be taken to avoid potential mistakes.

The importance of key quality indicators in the entire company is illustrated by the fact that the management bonus system is linked to the achievement of agreed targets. This spurs on the continuous efforts to improve the quality of products for our customers.

The aim of continuously improving key quality indicators is firmly established throughout the Group and is backed up by regular communication. Every year, the Group also presents the Volkswagen Excellence Award for the processes that make the greatest contribution to improving key indicators. In 2006, this award went to the Audi production plant in Ingolstadt and the SEAT gearbox production facility in Prat, Spain.

SERVICE QUALITY

In order to bring about continual improvements in service quality as well, Quality Assurance assists authorized dealers and workshops in designing faster and more cost-effective repairs and services. Even when products are still in the development process, repair solutions are prepared together with Research and Development and evaluated financially for our customers.

From vehicle handover through service intervals to repairs, the quality of customer care is an important instrument for increasing customer loyalty. After the initial purchase, workshop visits are one of the few opportunities for direct contact with customers. Accordingly, Quality Assurance provides all authorized workshops with access to a global database that allows problems to be diagnosed and resolved quickly. New information obtained in the area of customer service is integrated into production and new product development by means of our established quality improvement process.

EMPLOYEES

At the end of fiscal year 2006, the Volkswagen Group employed a total of 324,875 people. It is thanks to the commitment of each of our employees that we were able to launch numerous new models in the markets and to set a new sales volume and production record.

In order to survive in the face of ever-growing competition, we need an outstanding team that sets itself apart not only through its expertise and commitment but also through its fitness. This is underpinned by our human resources work.

INVESTMENT IN THE FUTURE

Securing new talent for Volkswagen is a core element in our human resources policy that is instrumental in increasing the competitiveness of the Group on a sustainable basis. Employee training is an investment in the future and vocational training ensures that Volkswagen will have qualified and motivated employees in the future, too. At the end of the year, a total of 9,199 young people were being trained as new additions to our outstanding team.

The attractive and varied range of vocational training reflects the wide spectrum of specialist areas within the Volkswagen Group. In our training center at VW do Brazil, for example, we are currently providing 119 young people with two years of training as mechanics with a view to deploying these skills in high-tech production processes at a later stage. In our center for practical training at VW Slovakia, 40 mechatronics/electronics apprentices are specializing in automation technology.

In May 2006, the Volkswagen Group once again presented its "Best Apprentice Award" to the most outstanding of its apprentices worldwide. Prizes were presented to 20 young apprentices from ten countries and three continents. Having completed their apprenticeship, these young people then entered special programs specifically developed by the relevant Group companies.

The StiP integrated degree and traineeship scheme was established in order to recruit new specialist talent for Volkswagen AG in scientific fields, and will be expanded substantially in coming years. This personnel development scheme is an integrated combination of different types of learning, whereby participants complete vocational training, study theoretical aspects at universities and implement this knowledge in hands-on situations. Throughout the entire study period, alternate semesters are spent at the university and in the workplace. In this way, extensive knowledge is transferred between experienced specialists and young employees during the training period. Students generally attain a certificate from the IHK (Chamber of Commerce) as well as a bachelor's degree or diploma within four years, and are then available to join line departments as highly-trained, team-oriented employees. In future, Volkswagen AG will continue to invest in training and, in line with the new collective wage agreement, will take on an annual total of 1,250 apprentices up to 2009, including those in the StiP integrated degree and traineeship scheme.

TRAINING ENHANCES EXPERTISE

The rapid development of technology and the need for increasingly efficient work processes present growing challenges for Volkswagen Group employees. In view of this, Volkswagen Coaching GmbH provides employees with an extensive range of qualification measures geared towards practical requirements and implements them.

The range of technical training on offer is determined by tailored qualification concepts. A prime example of this is the establishment of a vehicle production facility in Russia, where specific technical and cultural conditions needed to be taken into account, as well as the employees' level of knowledge. Extensive qualification measures were also required for the production start-up of the Tiguan in Wolfsburg in order to – among other things – familiarize all those involved with the new work processes.

IDEAS BEAR FRUIT

In 2006, our employees in Europe submitted a total of 124,391 improvement ideas. The 69,840 suggestions that were implemented helped to increase the quality of our products and the efficiency of our processes and to reduce costs by a total of €306.8 million. Bonuses worth some €32.6 million were awarded to those whose ideas were implemented as an acknowledgement of their creativity and active involvement.

IMPROVED PERFORMANCE THROUGH HEALTH AND FITNESS

In 2006, the health status of manufacturing plants in the Volkswagen Group was 97.2%, the same level as in the previous year.

"HerzCheck" – meaning "heart check" – is an important element of the more comprehensive "Volkswagen Check-Up" which is a standard feature in all plants. The risk profile determined using this procedure is also relevant for many other illnesses. Going forward, the aim of Volkswagen Check-Up is to systematize proven early detection programs and to supplement them with additional important programs. In doing so, we draw on the experience of Audi AG, which has already introduced a similar program.

Furthermore, employees who are absent as a result of an illness or accident are integrated into working life again quickly and effectively with the aid of a systematic integration management system. With these measures, we aim to increase job satisfaction and productivity among our staff and to further reduce health-related absences.

IMPROVED COMPETITIVENESS

The main task for Human Resources in 2006 was to establish a basis for deploying employees even more efficiently.

The planned restructuring measures were implemented at Volkswagen AG's six traditional plants (Wolfsburg, Braunschweig, Salzgitter, Kassel, Hanover, Emden). The collective wage agreement reached in October 2006 was another important step towards bringing productivity, capacity utilization and labor costs to a competitive level again.

At the core of this agreement is an increase of working hours to up to 33 hours per week for production employees and up to 34 hours per week for administrative employees without a direct pay increase. Production volumes were set for each location in order to secure capacity utilization, and thus employment.

The collective wage agreement also contains a new model for employee profit-sharing. In future, the amounts distributed to employees may – depending on reported profit – be substantially greater than in previous years. This model increases employees' awareness of their own performance and serves as partial compensation for the unpaid increase in working hours. In addition, the collective wage agreement includes a one-off payment into the company pension scheme for employees.

In order to improve the competitiveness of the Company, labor costs and work processes are constantly optimized, which also necessitated personnel adjustment measurements in 2006. In accordance with the principle whereby the assent of both parties is required, all employees covered by the collective wage agreement will have the option of leaving the Company on the basis of termination agreements. However, the approval of the relevant department was required before such agreements could be signed. By December 31, 2006, a total of 5,937 employees had signed a termination agreement. The majority of these employees went into business on their own, found a new position outside the Group or commenced training or studies. In 2006, as well as offering severance payments, we extended the opportunities to participate in the part-time scheme for employees near to retirement (Altersteilzeit) to include those born between 1952 and 1954.

HEALTH STATUS OF MANUFACTURING PLANTS IN THE VOLKSWAGEN GROUP
AS PERCENT


2006
97.2
2005
97.2
2004
97.3
2003
97.1
2002
96.7
96.4
96.6
96.8
97.0
97.2
97.4

In addition, we had increased the length of this part-time scheme to up to seven years at the end of 2005. In 2006, 2,013 employees moved into the passive phase of their early retirement. A total of 6,189 employees born between 1952 and 1954 have already signed binding early
retirement agreements under this scheme. These employees will leave the company by 2013 and begin the passive stage of their early retirement.

FLEXIBLE DEPLOYMENT OF PERSONNEL

With the internal job re-deployment agency PEB-B, the Volkswagen Group has established a flexible tool for matching available positions with employee potential. This turntable approach enables us to relocate employees to new areas of activity, both internal and external. We will continue to develop this instrument in order to meet changing requirements.

INTERNATIONAL RESTRUCTURING PROGRAMS

Restructuring programs for improving competitiveness have also been implemented at our international locations.

Owing to surplus capacity in Europe, it was necessary to scale down operations at our Brussels plant. To this end, we offered employees termination agreements, for which there was great demand, meaning that prospects for the remaining employees were good, including for the bridging period 2007 and 2008. Furthermore, older employees were offered the option of taking voluntary early retirement.

The aim of the restructuring program which began in fall 2005 and was continued in 2006 at Shanghai Volkswagen is to increase productivity in both production and administrative areas. The main focus of this program is on training measures for production employees and workshops for continually improving processes. In the administrative area, the aim is to increase productivity to the “best in class” level. With personnel adjustment measures and the optimization of personnel structure by means of outsourcing, important progress had already been made by the end of 2006. The restructuring program is nearly complete and has contributed to the turnaround of Shanghai Volkswagen.

At Volkswagen do Brasil, a far-reaching restructuring agreement was reached with unions last summer for the largest locations, Anchieta and Taubaté. This agreement forms the basis for a sustainable restructuring of the company. The agreement ends the job guarantee given in 2001, thereby allowing the workforce to be adjusted by over 4,000 employees by the end of 2008. In addition, the agreement covers the basis for cost savings through new remuneration structures, flexible working time accounts and newly defined employee benefits. Employees have also agreed to contribute to substantial productivity increases.

ENVIRONMENTAL MANAGEMENT IN THE GROUP

Our Group environmental policy is characterized by an integrated approach that determines the impact of products and production processes on the environment in advance and takes these into account in the early planning stage. Our overriding objective is to develop solutions that are economically and ecologically sound, thereby minimizing the use of resources and reducing costs in the long term.

The Group’s environmental principles take into account our strategic guidelines as well as technical specifications, for example in the area of production. This ensures that comparable environmental standards exist in the Group’s production processes worldwide. All brands are responsible for implementing these standards in their respective locations.

DIVERSE ENVIRONMENTAL PROTECTION PROJECTS UNDERTAKEN BY GROUP BRANDS

In 2006, in line with the Group's environmental principles, the brands undertook a variety of environmental protection projects:

With the market launch of the Polo BlueMotion, the Volkswagen Passenger Cars brand started a sustainability initiative aimed at preserving the world's resources. In future, the designation BlueMotion will be used to indicate the most economical version of a model. Detailed measures such as longer gear ratios, aerodynamic fine tuning and engine modifications reduce consumption, emissions and ultimately the cost of running a vehicle, without compromising its dynamics.

The Škoda Roomster model was added to the production schedule in the Škoda plant in Kvasiny. This entailed expanding the production area, logistics area and the infrastructure substantially. The environmental compatibility of all investments made in this connection was examined, meaning that all environmentally relevant facilities and processes constitute "Best Available Technology" (BAT). For example, the production facility is equipped with a natural gas heating system with heat recovery, a modern waste water treatment plant and noise abatement barriers to minimize the effect of noise pollution on the Kvasiny community. This will ensure permanent compliance with environmental protection regulations and the Group's environmental principles.

With its victory in the Le Mans 24 Hours race, Audi furnished impressive proof that fuel efficiency and driving dynamics are not necessarily mutually exclusive: the Audi R10 TDI was the first vehicle with a diesel engine and particulate filter to win the legendary race, setting a new distance record at the same time.

At its Martorell plant, the SEAT brand introduced a water-based painting process that reduces solvent emissions by 60%. In addition, there was also an increase in productivity and – in terms of quality and paint usage – process efficiency.

For historical reasons, the commercial vehicle plant in Hanover is located close to residential areas. Although it is not possible to avoid the noise and odor pollution created by the production process, the effects on the local residents can be reduced. A neighborhood dialog meeting – which is also open to public authorities, societies and citizen groups – is held twice a year to discuss the interests of residents and the company. This event encourages transparency and mutual trust, as well as helping to secure approval for planned plant changes more quickly by discussing these at an early stage.

ENVIRONMENTAL PROTECTION PROJECTS AND INITIATIVES

The aim of the "Lifecycle Engineering for Industrial Buildings" research project is to examine and evaluate not only the relevant economic, social and environmental, but also the technical aspects of constructing and operating industrial buildings. The findings should, for example, help Group companies and suppliers to select the best production location and the best plant structure for an industrial building or a specific type of plant technology. The project is supported by the environmental foundation Deutsche Umweltstiftung. Volkswagen works closely together with regional companies and institutes and with the City of Wolfsburg.

In mid-2006, Volkswagen AG joined the Clean Energy Partnership (CEP). The global demonstration project for emission-free mobility, involving a total of eleven companies, tests the suitability of hydrogen as a fuel for everyday use and determines its systems compatibility. Through its commitment to this project, Volkswagen AG seeks to promote sustainable and environmentally responsible mobility and to gain key insights from the use of hydrogen technology under conditions similar to customer usage. Volkswagen is adding a Touran HyMotion to the CEP fleet. The CEP is part of the German federal government's national sustainability strategy and will be in operation until December 2007. The project findings will be presented to the public as soon as the experiences of test customers, technicians and filling station operators have been evaluated.

DRIVETRAIN AND FUEL STRATEGY

Particularly when it comes to developing powertrains, Volkswagen adheres closely to the requirements of sustainable mobility. We help to reduce local emissions and gases that are harmful to the global environment, and also to lessen dependency on oil.

With regard to petrol engines, our use of TSI technology – a petrol direct injection with integrated supercharger – builds on the successful TDI engine concept. TSI engines have consumption levels of up to 20% less than other fuel injection engines while retaining the same exceptional driving dynamics. A further example of highly efficient drive technology is the direct shift gearbox (DSG), which is considerably more effective than conventional automatic gearboxes, and reduces fuel consumption by 15%.

Hybrid drives play a central role in our drivetrain strategy in addition to petrol and diesel engines. Together with strategic partners and international universities, we are working intensively to integrate hybrid drives in future series projects. With the presentation of the Audi Q7 hybrid at the International Motor Show 2005 (IAA) in Frankfurt, the Volkswagen Group demonstrated its formidable potential in this area.

There is a high demand for the Touran and Caddy-EcoFuel models that were launched in the course of 2006; these are capable of running on either natural gas or petrol. In natural gas mode, they emit up to 25% less CO_2. Sulfur dioxide, soot and other particle emissions are almost completely eliminated.

In the long term, we are concentrating our efforts on developing renewable hydrogen for fuel cells, an approach with the highest level of sustainability in terms of fuel-efficiency and emissions. In 2006, important progress was made in our high-temperature fuel cell research: thanks to the use of electrodes permitting a higher operating temperature for fuel cells, the new system is smaller, more efficient and less expensive than any fuel cells to date.

The main focus of our fuel strategy is on the diversification of energy sources. This means that a variety of materials will be used to generate fuels that are sold in existing filling stations and which can be used in modern vehicles all around the world. Biomass, which is virtually CO_2-neutral, plays a central role in this regard. In addition to oil and natural gas, it can be used to generate synthetic fuels, similar to modern diesel fuels. However, these fuels – particularly those based on biomass – are virtually free of sulfur and aromatics compared with conventional diesel fuel. This means that they are fully compatible with other drivetrain powertrains while significantly reducing both emissions and dependency on fossil fuels. Our next step will be to use new manufacturing processes to give fuels special properties that correspond to specific engine requirements. This will pave the way for new combustion systems that will reduce fuel consumption and emissions even further. The Combined Combustion System (CCS) developed by Volkswagen is based on the use of these fuels. This system combines the benefits of diesel and petrol engines and may well prove to be one of the most important new engine concepts of the coming decades.

OUTSTANDING ENVIRONMENTAL PROTECTION

Owing to the low emission and consumption values of its models, Volkswagen was named the most environmentally friendly automobile manufacturer in the "Alternative Powertrain Study" conducted for the first time in 2006 by the J.D. Power market research institute. The institute analyzed 37 car brands in the USA from a number of environmental aspects. Volkswagen performed extremely well in this study, with three models – Golf, Jetta and New Beetle – in the top 30 lowest-emission petrol and hybrid passenger cars; in addition, our diesel fleet was singled out as being particularly innovative.

For the Volkswagen-SiCon process developed together with SiCon GmbH, the EU Commission presented Volkswagen with the "European Business Award for the Environment" in June 2006. In this process, materials are recovered from the end-of-life vehicle recycling process and returned to the economic cycle as secondary raw materials. This environmentally friendly utilization of end-of-life vehicles as a source of raw materials helps to preserve natural resources.

Further information on Volkswagen AG environmental management is available on our website at www.volkswagen-nachhaltigkeit.de

Lamborghini has been one of the world's most uncompromising automobile manufacturers since 1963. Today, it continues the tradition established by its founder Ferruccio Lamborghini of building the ultimate in sports cars. Precision-built by hand in Sant'Agata Bolognese, the Murciélago LP640* combines maximum exclusiveness and Italian passion with unique performance. Attributes that are reflected not only in the design, but also in the car's unmistakable emblem: the bull. [*Fuel consumption in l/100 km: 32.3 urban; 15.0 extra-urban; 21.3 combined; CO_2 emissions in g/km: 495.]


LAMBORGHINI


DC-555XP

Risk Report
Identifying and monitoring risks

A responsible approach to managing risks is a fundamental requirement for sustainable business success. Our activities are managed systematically according to the exact specifications of a comprehensive risk management system.

Our business environment is shaped by risks and opportunities. The following sections explain the risks to which the Volkswagen Group is exposed owing to its broad-based global services offering. Opportunities are outlined in the Report on Expected Developments beginning on page 110.

GOALS AND FEATURES OF THE RISK MANAGEMENT SYSTEM

The goal of the Group's risk management system is to identify potential risks at an early stage so that suitable measures can be taken to avert the threat of loss to the Company, and any risks that might jeopardize its continued existence can be ruled out.

By using an efficient risk management system, we are able to identify risks promptly, to assess them and to counter them. We are prepared to enter into transparent risks that are proportionate to the benefits expected from the business.

The risk management of the Volkswagen Group is an integral part of the structure and workflows within the business processes. It is coordinated centrally by Group Controlling in conjunction with Group Auditing, and its efficacy and adequacy are reviewed on a regular basis. Responsibility for the risk monitoring system is decentralized, and lies with the individual divisions or the managing directors of equity investments. Through standardized written and verbal surveys by the Group companies' risk managers, the Board of Management always has an overall picture of the current risk situation. If there are variations from planned levels, appropriate countermeasures can be introduced without delay.

Workflow rules, guidelines and instructions, together with descriptions of workflows, are systematically recorded and can for the most part be accessed online. Internal controls by the heads of the Group Auditing, Quality Assurance, Group Treasury, Brand Controlling and Group Controlling organizational units ensure that these rules are adhered to.

The effectiveness and adequacy of our risk management system has been assessed by the auditors, who established that all measures necessary for setting up an early warning system were taken appropriately and that the risks of future development were presented suitably. This means that we conform to the requirements of the Gesetz zur Kontrolle und Transparenz im Unternehmensbereich (KonTraG – German Act on Control and Transparency in Business). In addition, the Financial Services Division is also subject to regular special audits by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin – the German Federal Financial Supervisory Authority) in accordance with section 44 of the Gesetz über das Kreditwesen (KWG – German Banking Act) and controls by association auditors.

INDIVIDUAL RISKS

The following information on individual risks relates to the 2007-to-2009 planning period.

MACROECONOMIC RISK

As regards global economic growth, we see particular risks in changes in energy and commodity prices, growing protectionism and ongoing imbalances in foreign trade. These factors could lead to greater changes in exchange rates, and in particular to a continued weak US dollar, and a marked decline in global economic growth. In addition, changes in legislation, taxes or customs duties in individual countries could have a negative impact on business development.

The scenarios outlined above could also place considerable strains on the Volkswagen Group. We describe how we manage these risks in the following paragraphs on the individual risk categories.

SECTOR-SPECIFIC RISK

In 2006, the growth drivers of the global passenger car markets were once again Asia and South America. Eastern European markets also continued to record very positive growth. However, in some of these countries there are high customs barriers or minimum local content requirements for domestic production. These factors prevent a larger increase in sales volumes. Due to our substantial market coverage, we are exposed to risks in the traditional markets, particularly risks relating to price levels. Massive discounts, especially in the US passenger car market, but also in Western Europe and China, have further increased the pressure on the entire sector. These underlying conditions force us to intensify our sales promotion activities. As a supplier of volume models, we would be particularly affected if competing manufacturers were to step up their sales incentives again. We continue to approve loans for vehicle finance on the basis of the same cautious principles applied in the past, taking into account regulatory requirements of section 25a(1) of the KWG (German Banking Act).

Since we sell the majority of our vehicles in Western Europe, we would be especially hard hit by a fall in demand or prices in this market. We counter this risk with a clear, customer-oriented product and pricing policy. Our delivery volume outside Western Europe is widely diversified across the markets of North America, South America/South Africa, Asia Pacific and Central and Eastern Europe. We hold a leading position in a number of established and emerging markets. Accordingly, we are well able to balance shifts in volume between the individual markets. In addition, we are able to meet regional requirements by forming strategic partnerships.

The tougher conditions imposed on lenders by the Basel Capital Accord (Basel II) make it difficult for our dealerships and sales companies to finance their operations via bank loans. We have minimized the risk of dealership insolvency by developing our own system of dealer support, whereby we offer dealers financing on attractive terms via our financial services companies.

RESEARCH AND DEVELOPMENT RISK

There is always a risk that customers will not embrace our new products. We counter this risk by means of extensive trend analyses, customer surveys and scouting processes. Thus we can ensure that trends can be recognized at an early stage and that their relevance for our customers is verified in good time.

Another risk is that products or modules cannot be produced in accordance with the specified deadlines, costs or quality standards. We avoid this risk by continuously monitoring the progress of our projects and making changes to reflect the original targets. If there are deviations from targets, countermeasures can be taken in good time. Furthermore, our project organization ensures that all areas involved in the process work together effectively from an early stage. In this way, all those involved are given the opportunity to present their requirements and to plan their activities in good time.

Due to our wide variety of research and development activities, risks are not concentrated on particular patents or licenses.

PROCUREMENT RISK

The costs arising from persistently high commodity prices and the limited availability of certain commodities are countered by means of targeted strategies. Together with Research and Development, the Procurement area is investigating the use of alternative and recycled material. In addition, we are working intensively to extend our international supplier base. This includes above all supply sources for commodities on the Asian and Eastern European markets. There are also further risks relating to the tougher competition in the supplier industry. If any of our suppliers were to become insolvent, there is a risk of our production being interrupted. For this reason, we source our components from a number of different suppliers. In addition, we take the necessary precautions for supplier insolvency with our risk management system, in which we record information on the creditworthiness of European suppliers. This allows us to identify suppliers at risk of insolvency at an early stage and to take appropriate steps.

PRODUCTION RISKS RELATING TO DEMAND

Changes in global demand for passenger cars affect the number of vehicle types produced. Risks that arise from this, such as surplus capacity or supply shortages, are countered by our flexible production management. This is achieved firstly through our turntable concept, "multi-brand locations" and flexible working time models. Secondly, our modular strategy has created defined vehicle architectures that enable us to react flexibly to market events. We guard against potential economic risks arising from interruptions to production by taking out appropriate insurance.

RISKS ARISING FROM CHANGES IN DEMAND

To limit the impact on our business of fluctuations in demand or changing market conditions, we constantly analyze customer behavior and our competitors. In the largely saturated European markets, growth can only come about through predatory competition. The risks associated with this are hedged through our wide model range, which is constantly extended and modernized. In addition, we are expanding coverage along the value chain with the help of products from Volkswagen Financial Services AG.

Demand risks can also arise owing to further increases in oil prices. We counter these risks by developing fuel-efficient vehicles as part of our drivetrain and fuel strategy.

IMPORTANCE OF FLEET CUSTOMERS

For years, corporate customers have been gaining in importance as a segment of the overall market in Germany. With a share of over 44% in the fleet customer segment, the Volkswagen Group further extended its leading position in the market. Our position outside Germany is reinforced by means of Volkswagen Group Fleet International's target group oriented customer care concept. In the major European markets, the Volkswagen Group increased deliveries by more than 10% year-on-year, thereby growing faster than the market. Default risks are not concentrated on individual corporate customers.

QUALITY RISK

Given the increasingly complex technology and the large number of suppliers, there are considerable challenges associated with quality assurance. In order to minimize quality-related risks from the outset, suppliers are involved in the development of new models. Suppliers in the automotive industry are also developing more and more expertise in the production of electronic components. In order for trends to be recognized quickly and action taken in this regard, it is important to transfer knowledge and to work with suppliers to develop standards and assurance measures for a level of quality that meets the expectations of our customers. Our close working relationship with all suppliers is a key requirement in this respect.

PERSONNEL RISK

The skills and knowledge of our employees constitute one of the most important success factors for the Volkswagen Group. There is a risk that know-how – and therefore advantages over our competitors – will be lost as a result of employee turnover and workforce reduction. The latest restructuring measures have increased this risk for the Group. Through intensive knowledge management, we are endeavoring to retain existing know-how in the company and to transfer it to other employees. As well as this, our wide range of training ensures that we have highly skilled new employees.

ENVIRONMENTAL PROTECTION REGULATIONS

On July 1, 2002, the European End-of-Life Vehicles Directive was transposed into German law by way of the Altfahrzeuggesetz (German End-of-Life Vehicles Act). This act guarantees that end-of-life vehicles will be disposed of free of charge through the collection points designated by manufacturers and importers. This initially applied only to vehicles registered after the law came into force, but from January 2007, it will be extended to all end-of-life vehicles. At present, we are unable to conclusively assess the impact of the EU's eastward enlargement on the collection of end-of-life vehicles. As a result, no clear forecast can be made regarding the likely financial burden on the Volkswagen Group in certain EU member states. The adequacy of our existing provisions has been reviewed. In addition, our systems and cooperation arrangements for disposing of end-of-life vehicles offer us the opportunity to manage this risk.

Conventional air conditioning systems still contain hydrochlorofluorocarbons (HCFCs) as a cooling agent. EU legislation states that, as of January 1, 2010, HCFCs may only be used as a recycled material in existing systems for the purpose of maintenance. As of January 1, 2015, the use of all HCFCs will be prohibited in Europe. Without sufficiently early investment in alternatives, this could lead to production facilities being shut down temporarily, which in turn would lead to loss of production. In view of this, Volkswagen will prepare and implement a program in the coming years in order to phase out the use of this agent.

Chlorine-free fluorocarbon (FC) refrigerants, which were introduced in the past to replace the aforementioned HCFCs, are also subject to restrictions owing to their global warming potential. As of mid-2007, there will be increased requirements for maintaining systems and verifying the absence of leaks. This means that, depending on their size, systems must be inspected several times a year by certified refrigeration specialists.

Furthermore, there is a general risk of increased environmental protection regulations with a view to limiting global carbon dioxide emissions.

As regards EU emissions legislation, stricter requirements are expected to be introduced, primarily affecting diesel technology. However, in the case of light and medium passenger cars, these requirements are met by optimizing current technology. The exceptional status granted to heavy passenger cars, based on the threshold values of light commercial vehicles, is currently the subject of political debate. As the automotive industry has no experience of emissions aftertreatment for diesel vehicles and as the technology that must now be developed necessitates additional equipment and servicing, it is not possible to predict how customers will accept heavy passenger cars if this special status is withdrawn. The cost difference compared with petrol engines will also increase further. In future, diesel engines will also have to reposition themselves with regard to the obligation to add biofuels to fossil fuels, since diesel particulate filter technology does not permit any significant increase in the amount of biofuels added.

LEGAL CASES

An action was filed by Liverpool Limited Partnership, Bermuda, at the Braunschweig Regional Court challenging resolutions adopted by the Annual General Meeting on June 7, 2001, relating to approval of the actions of the members of the Board of Management and of the Supervisory Board for fiscal year 2000 and to the authorization to acquire treasury shares issued on that occasion. The authorization expired in 2002, so that the action regarding the authorization resolution was declared by both parties to be settled. As regards the approval of the actions of Board of Management members, Braunschweig Regional Court suspended proceedings on November 6, 2006; no ruling has yet been issued.

On June 29, 2001, the European Commission imposed a fine of €31.0 million on Volkswagen AG for alleged influencing of dealer pricing at the market launch of the Passat. Following the appeal lodged by Volkswagen AG on September 10, 2001, the European Court of First Instance declared the fine null and void on December 3, 2003. An appeal lodged against this ruling by the European Commission was rejected by the European Court of Justice on July 13, 2006, thereby confirming the legal opinion of Volkswagen AG.

The public prosecutor's office in Braunschweig has carried out investigations following criminal charges filed by Volkswagen AG in June 2005 relating to the establishment of front companies, false expenses claims and privileges for works council members. At the beginning of July 2005, Volkswagen AG had also commissioned auditors KPMG to conduct internal investigations. As not all of the investigations have yet been completed, it has not been possible to conclusively examine the possibility of recourse against the persons in question. Based on the findings in the KPMG report, Volkswagen AG has already received insurance settlements in the amount of €4.5 million.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Group Treasury risk management specifies principles and responsibilities for the monitoring, management and control of risks arising from financial instruments. The Executive Committee for Liquidity and Foreign Currency approves risk limits, authorized financial instruments, hedging methods and horizons, and decides on the introduction of country risk limits.

Our operating activities entail financial risks arising from changes in interest rates, exchange rates and commodity prices. We reduce these risks by employing primary and derivative financial instruments. We only enter into derivative transactions with banks and commodity traders with good credit ratings. Interest rates and currencies are mainly managed centrally by Group Treasury.

The Group guards against interest rate risk and risks arising from fluctuations in the value of financial instruments by means of interest rate swaps, cross-currency swaps and other interest rate contracts. Financing extended to subsidiaries within the Volkswagen Group is usually hedged by matching the amount and maturity of the refinancing.

Through the flexible management of production capacity at our global locations we are able to use "natural hedging" to reduce currency risks. The remaining currency risk is hedged by means of cash flow and financial hedging instruments such as forward exchange transactions, currency options and cross-currency swaps. We use these transactions to limit the currency risk associated with forecasted foreign-currency cash flows from operating activities and intra-Group financing. We hedge cash flows expected from foreign-currency sales revenues and materials purchases on a net basis by means of forward exchange transactions and currency options. Depending on the market assessment, these contracts have a term of up to five years. These transactions are mainly used to hedge the euro against the US dollar, the pound sterling, the Swiss franc, the Japanese yen and the Swedish krone. Together, these five currencies make up around 90% of our exchange rate risk from cash flows.

Risks that can arise from the purchase of raw materials relate to availability and prices. We limit these risks by entering into commodity futures transactions. We have used appropriate contracts to hedge some of our requirements for aluminum, copper, lead, platinum, rhodium and palladium over a period of up to 60 months.

Information on financial assets, securities, derivative financial instruments, loans and trade accounts receivable and payable can be found in the Notes to our Consolidated Financial Statements (see pages 173 to 175), where we also explain our hedging policy, the hedging rules and credit and liquidity risks, and quantify the hedging transactions mentioned.

LIQUIDITY RISKS

In order to ensure that the Company is solvent at all times, we use a liquidity forecast with a fixed planning horizon.

We cover the capital requirements of the growing financial services business mainly through borrowings at matching maturities raised in the national and international financial markets. This will remain our preferred financing option in future, while loan finance will be used only for short-term working capital requirements and as a backup for debt issuance programs. We manage risks arising from cash flow fluctuations through liquidity reserves and confirmed credit lines. Given this extensive range of options, the Volkswagen Group faces no liquidity risk.

A rating downgrade could adversely affect the terms attached to the Volkswagen Group's borrowings. Since fiscal year 2004, Volkswagen Bank GmbH has been given a separate rating by Moody's Investors Service. This year, we were also able to obtain a separate rating for Volkswagen Bank GmbH from Standard & Poor's. The rating given to Volkswagen Bank GmbH by both Standard & Poor's and Moody's Investors Service is one notch higher than that of Volkswagen AG and Volkswagen Financial Services AG. The ratings of both agencies are thus oriented more on Volkswagen Bank GmbH's own business and financial situation. This represents a good opportunity for Volkswagen Bank GmbH to secure attractive borrowing terms. For information on our current ratings and new issues in the capital market in fiscal year 2006, please see the Financial Communication chapter on page 34.

The Treasury of Volkswagen Financial Services AG safeguards the liquidity of the Financial Services Division as well as managing interest rate risk. Controlling is responsible for measuring, analyzing and monitoring market risk positions.

RESIDUAL VALUE RISK IN THE FINANCIAL SERVICES BUSINESS

In the financial services business, we agree to buy back selected vehicles at a residual value fixed at inception of the contract so that we are able to realize market opportunities. We evaluate these lease contracts at regular intervals. We take the necessary precautions in the event of potential risks.

IT RISK

Our IT systems are protected against unauthorized access from outside by redundant firewall systems. Additional protection is provided by virus scanners and restricted physical and data access rights. The information security measures taken by the Group are constantly reviewed and updated. In addition, all data resources are backed up daily. Therefore, we consider the likelihood of a threat to the security of our data or information systems to be very low.

RISKS ARISING FROM RESTRUCTURING MEASURES

The restructuring measures undertaken in 2006 have improved the competitiveness of the Volkswagen Passenger Cars brand. These measures called for far-reaching adjustments, which could entail a range of risks if the existing underlying conditions were to change. This also applies to measures that are currently being pursued and those that are scheduled for the future. Nonetheless, we are confident that these decisions will prove effective and successful and that they will continue to drive the restructuring process.

OTHER FACTORS

In addition to the risks already outlined, there are other factors that cannot be predicted and are therefore difficult to manage. These could have an adverse effect on the further development of the Volkswagen Group. These factors include natural disasters, epidemics and terror attacks.

OVERALL RISK

Taking into account all the information known to us at present, no risks exist which could pose a threat to the continued existence of the Volkswagen Group.

REPORT ON POST-BALANCE SHEET DATE EVENTS

No other matters of particular significance occurred after the end of the fiscal year, beyond those already mentioned.

Volkswagen Commercial Vehicles have been a byword for outstanding quality, absolute reliability and rigorous economy for more than 50 years. In the growing international market for commercial and recreational vehicles, we aim to build on our strong position in Europe and South America so as to establish a greater global presence. A major step in 2006 was the launch of the VW Crafter, whose striking design epitomizes strength and professional virtues in all dimensions.


Commercial
Vehicles

Report on Expected Developments
Sustainability ensures a successful future

In spite of high oil and commodity prices, the global economy and global automotive demand will both continue to grow in 2007. Thanks to its expanded model range and innovative services, the Volkswagen Group expects deliveries to be slightly higher than in 2006

In the previous chapter, we described the main risks to our operating activities; in the following sections, we will outline the opportunities for the Volkswagen Group arising from expected future developments.

The opportunities identified are integrated in our planning activities early on so that we can implement effective measures to respond to the additional potential in good time. Opportunities for the Volkswagen Group include in particular the tapping of new markets, the development of new models and technical innovations.

GENERAL ECONOMIC DEVELOPMENT

Our plans assume that global economic growth in 2007 will weaken slightly compared with the previous year. Growth will continue to be slowed by high oil and commodity prices and the more restrictive monetary policy in many countries. We expect the strongest growth to be recorded in Asia, especially in China and India, as well as in South America.

NORTH AMERICA

In the USA, GDP growth is likely to fall to below 3.0% due to increased interest rates and high energy prices. We expect growth in Canada to be slightly less than that of the previous year. We also anticipate a more marked decline in growth for Mexico.

SOUTH AMERICA/SOUTH AFRICA

For Brazil we are forecasting a higher increase in GDP than last year. In Argentina, the very strong economic growth is likely to continue, albeit with a lower rate of expansion than in the previous year. We expect the positive development in South Africa to continue, given that conditions for commodity exports remain favorable.

ASIA-PACIFIC
China will remain on its very dynamic growth path in 2007. In Japan, GDP growth will be in the region of 2.0%. We expect the strong expansion in India to continue.

EUROPE
We assume that GDP growth in Western Europe in 2007 will be lower than in the previous year. Similarly, the economic expansion is likely to weaken in Central and Eastern Europe. However, the growth rate will be considerably higher than that of Western Europe.

GERMANY
Following the sharp increase last year, we expect growth in the German economy to be under 2.0% owing to a decline in domestic demand. Unemployment, measured as on average over the full year, will only fall slightly.

DEVELOPMENT OF AUTOMOTIVE MARKETS

Our forecasts are based on the assumption that global automotive demand will slow down in 2007. In particular, we assume that new passenger car registrations in Western Europe will decline slightly and that growth in the Chinese market as a whole will be marginally less than in the previous year.

NORTH AMERICA
For the USA, we expect a slight overall increase in the market as a whole. Rising fuel prices will continue to shift demand from light commercial vehicles to passenger cars. The Canadian and Mexican passenger car markets are likely to grow moderately.

SOUTH AMERICA/SOUTH AFRICA
Following the sharp increase in 2006, we expect the growth in new passenger car registrations in South America to slow down substantially. For the Brazilian and Argentinian market, we assume that sales figures will be on a par with the previous year. The positive development in South Africa is expected to continue.

ASIA-PACIFIC
In 2007, we expect the growth in demand to continue in the total Asia-Pacific region. While the growth will be somewhat lower in China and India, we expect the number of new passenger car registrations in Japan to rise following a decline in 2006.

EUROPE
In 2007, demand for passenger cars in Western Europe as a whole is likely to decline slightly compared with 2006. Of the large markets, only France is likely to record a year-on-year increase. In Central and Eastern Europe, particularly in Russia, we anticipate a further increase in the number of new passenger car registrations.

GERMANY
We expect new registrations on the German passenger car market to fall slightly. This is primarily due to purchases brought forward in 2006 ahead of the increase in value added tax in 2007.

DEVELOPMENT OF EXCHANGE RATES

Our planning for fiscal year 2007 regarding unit sales and factory capacity utilization is based on the estimates of economic institutes and capital market players regarding the development of exchange rates worldwide. The majority of them believe that the US dollar, sterling, the Brazilian real and the Chinese renminbi will weaken against the euro.

DEVELOPMENT OF INTEREST RATES

We expect interest rates in the euro zone to continue increasing in 2007. By contrast, interest rates in the USA are likely to fall marginally.

DEVELOPMENT OF COMMODITY PRICES

We expect prices for commodities and steel to remain high in 2007. It is highly unlikely that the supply situation will ease very much.

GROUP STRATEGY 2015

A clear, long-term orientation is essential for making decisions on short- and medium-term measures. In view of this, we have geared our operating policies towards sustainable market success and income generation as part of the Group Strategy 2015. Transparent and uniform processes throughout the Group are designed to bring about shorter development, vehicle order and throughput times, to increase the efficiency of capacity utilization in the plants and to boost the effectiveness of the distribution network. In future, the Volkswagen Group will focus exclusively on its core areas of competence. In all other areas, it will work together with external providers on the basis of agreements governed by mutual trust, contracts or company law. The financial targets of the Group Strategy 2015 for the Automotive Division include an ROI of at least 9% and an operating return on sales before tax of 6.9%. Further targets are: for the Volkswagen Group to be the world leader in terms of customer satisfaction, quality and delivery performance. For the brands and their products to be clearly and separately positioned in the market. For the Group to be the employer of choice for extremely competent and highly motivated employees and the cooperation partner of choice for high-performance suppliers and dealers.

MAIN AREAS FOR FUTURE DEVELOPMENT

To an ever increasing extent, customer demand for individualization is determining the development trend in the automotive sector. In addition to this are legal and social requirements regarding the responsible use of available resources. Thus, the challenge facing the Volkswagen Group in the future is, on the one hand, to further diversify its products and, on the other hand, to develop resource-friendly vehicles and powertrain concepts. The use of new, renewable energy sources is becoming increasingly important in view of the finite nature of fossil fuels and the mounting climate debate.

Furthermore, the safety of car passengers and other road users continues to be the main focus of our development work. We constantly develop and improve driver-assistance systems that enhance safety, such as ABS and – above all – ESP. In future, assistance systems such as the lane change assistant, lane keeping assistant and Adaptive Cruise Control will contribute to a significant increase in vehicle safety. To this end, vehicles will be equipped with "environment sensors" and corresponding evaluation software. These assistance systems are designed to help drivers and enhance their safety, but ultimate control remains with drivers.

In response to continually rising cost pressure, we will systematically further develop and expand the modular strategy: the aim is to harness component synergies across vehicle classes, so that vehicles can be developed with a modular and therefore more flexible design. Once developed, components can then be used in different models without the need for expensive and time-consuming changes. The use of common components in high volumes allows us to reduce development and production costs considerably. To implement the modular strategy across the Group, we will network the technical developments of all locations. The new "module books", which document the components and subassemblies that are currently used, will be helpful in this regard. Vehicles developed for new markets, such as Russia and India, must comply with specific regional requirements and take into account local supplier structures.

The direct shift gearbox (DSG) has successfully established itself in the market. In 2006, we delivered almost twice as many vehicles with this innovative technology as in the previous year. As a result, we will be able to make this technology available for other vehicle classes and enhance it systematically.

NEW MODELS

2007 will see a number of start-ups:

The Volkswagen Passenger Cars brand will extend the "Cross" product brand, which began with the CrossPolo in 2006, by launching the CrossGolf and CrossTouran models. The market launch for both models is scheduled for the first quarter. Besides the new Golf Variant, the Tiguan compact SUV will be the highlight of the Volkswagen Passenger Cars brand in 2007.

In the first quarter, Škoda will present the redesigned Fabia hatchback, featuring a high roof for added comfort.

The Audi brand will add two new models to its product portfolio: the new Audi A5, a sporty, elegant coupé with dynamic proportions, and the Audi R8, a sports car with a captivating design and high driving dynamics. Audi also plans to launch the successor to the TT Roadster and the new Audi A4 saloon.

With the Altea XL Crossover, the SEAT brand will add a variant with a longer wheelbase and a more spacious interior design to its Altea model range.

In order to meet the demands of commercial customers more closely in the future, the Commercial Vehicles business line has developed a "Maxi" version of the popular Caddy model with a longer wheelbase.

Volkswagen Financial Services AG will continue the successful mobility offensive initiated in 2006 and apply it to other markets. In future, thanks to the close cooperation with the Group brands, a greater number of innovative financial services will be offered for Group vehicles.

EXPECTED DELIVERIES TO CUSTOMERS AND MARKET SHARE

For 2007, we aim to achieve a slight increase in deliveries to customers compared with 2006. Improved customer satisfaction and the success of our new models will be instrumental in achieving this target. We intend to maintain or expand our market share by moving into additional segments.

For the Western European passenger car market, we expect a moderate decline in our deliveries to customers; this is due to the saturated state of the market, combined with a slight decline in market share. In Germany, too, with falling unit sales, we expect our share of the passenger car market to decrease following the sharp increase in 2006. The growth in our sales volume in Central and Eastern Europe is developing in line with the forecast market growth, meaning that our share of the passenger car market will be on a par with that of the previous year.

We expect delivery figures in the North American passenger car market to continue rising in 2007. This will lead to a slight increase in our share of this passenger car market.

Our share of the South American/South African passenger car market is likely to be slightly below the previous year's level, as sales rise moderately.

We expect our delivery volume in the Asia-Pacific region – notably in China and India – to rise in line with the positive economic growth in these markets. The Volkswagen Group's share of the passenger car market will remain on the same level as the previous year.

NEW MARKETS

We see the future growth centers of the global automotive market as being in India, Russia and Southeast Asia.

In less than ten years' time, India will be one of the five most important automotive markets in the world, after the USA, China, Japan and Germany. In order to benefit from this development, we are planning to set up a plant in India for the Volkswagen Passenger Cars brand in addition to the existing Škoda production facility there. This plant will produce a vehicle specially designed for the needs of Indian customers.

Within the next years, Russia will be one of the ten largest automotive markets in the world. The Group's sales company Volkswagen Group RUS OOO is already successfully engaged in importing and selling vehicles of all Group brands. In order to exploit the growth opportunities in the Russian market even more effectively, we plan to build a plant in Kaluga, a city southwest of Moscow. Production of Volkswagen and Škoda brand vehicles in the Russian Federation is scheduled to start in 2007.

INVESTMENT AND FINANCIAL PLANNING 2007 TO 2009
AUTOMOTIVE DIVISION
IN € BILLION


Gross cash flow 30.6
Change in working capital 1.3
Cash flows from operating activities
Development costs 5.1
Other 1.9
Cash flows from investing activities
Investments in property, plant and equipment 17.7
Surplus 7.2
Net cash flow
0
5
10
15
20
25
30
35

INVESTMENT AND FINANCIAL PLANNING 2007 TO 2009

Investments in the Volkswagen Group's Automotive Division will be €24.7 billion in the period 2007 to 2009. As well as investments in property, plant and equipment, this total amount also includes additions to capitalized development costs and investments in financial assets.

Of this total, €17.7 billion is attributable to the acquisition of property, plant and equipment, of which €10.7 billion will be invested in Germany alone. Having achieved a relatively low ratio of investments in property, plant and equipment to sales revenue (capex) in recent years, this will remain at a competitive level of below 6%, as set out in the previous year's budget.

Most of the total amount invested in property, plant and equipment in the Automotive Division during the planning period (€11.8 billion) will be spent on modernizing and extending the product range. The main focus will be on successor models and new derivates in virtually all vehicle classes. In this way, the Volkswagen Group continues its model initiative with a view to covering its markets more effectively. In terms of powertrain production, new generations of petrol engines with improved performance, fuel efficiency and therefore lower emission levels will be introduced. In future, we will use common rail technology for our diesel engines. Direct shift gearboxes (DSG), which continue to constitute a unique selling point for the Group worldwide, will be further developed, with capacity being adapted to meet the rising demand.

We plan to invest €5.9 billion in non-product related items over the next three years. Due to quality and cost targets, manufacturing the new products will also require adjustments at the press shop, painting and assembly facilities. Apart from production, we will invest mainly in the areas of development, quality assurance, genuine parts supply and information technology. Investment planning also includes the construction of new plants in Russia and India. In this way, the growing markets will be supplied with vehicles from local production.

We aim to finance investments within the Automotive Division using internally generated funds. For the planning period, we forecast cash flows from operating activities of €31.9 billion. The funds generated will thus exceed investment requirements for the Automotive Division by €7.2 billion, thereby continually improving the liquidity situation.

The joint venture companies in China are not consolidated and therefore not included in the figures given above. These companies will invest a total of €1.9 billion in the period 2007 to 2009, to be financed using the joint venture companies' own funds.

Investments in the amount of €19.8 billion are planned in the Financial Services Division for the period 2007 to 2009, with investments in leasing and rental assets (net of disposals) accounting for €10.4 billion, and the increase in receivables from leasing, customer and dealer financing accounting for €9.1 billion. As is common in the industry, the planned cash flows from operating activities of €9.2 billion will not be sufficient to finance these investments in full.

The additional capital requirement of €10.6 billion will be financed mainly by debt issuance programs in the money and capital markets and by customer deposits from the direct banking business.

TARGETS OF VALUE-BASED MANAGEMENT

Based on long-term interest rates derived from the capital market and the target capital structure (fair value of equity to debt = 2:1), the minimum required rate of return on invested assets defined for the Automotive Division remains unchanged at 9%.

The restructuring measures undertaken, in particular the collective wage agreement reached in 2006 and the personnel adjustment programs, will reduce costs considerably and help to restore the earnings power of earlier years. The cost savings made as part of the ForMotionplus program will also help to further improve the cost-effectiveness of our products.

FUTURE ORGANIZATIONAL STRUCTURE OF THE GROUP

At its meeting on January 11, 2007, the Supervisory Board approved the plans of the Chairman of the Board of Management for restructuring the Board of Management and executive committees and for reorganizing the Group.

Three areas of responsibility will be added to the Board of Management: Group Research and Development will be led by Prof. Dr. Martin Winterkorn in addition to his other tasks. Prof. Dr. Jochem Heizmann will be responsible for the second area of responsibility, Group Production. Management of Group Sales will be decided upon at a later date.

The previous Volkswagen and Audi brand groups will be discontinued, with all individual Group brands to be placed on an equal, independent footing in future.

The Group Board of Management will remain in place, joined by the Chairpersons of the Volkswagen Passenger Cars (Prof. Dr. Martin Winterkorn, in addition to his other duties), Škoda (Mr. Detlef Wittig), Bentley (Mr. Franz-Josef Paefgen), Audi (Mr. Rupert Stadler), SEAT (Mr. Erich Schmitt) and Commercial Vehicles brands (Mr. Stephan Schaller). Another new member of the Group Board of Management is Mr. Stephan Grühsem, Head of Group Communications.

SUMMARY OF EXPECTED DEVELOPMENTS

In 2006, we made significant progress in improving the Volkswagen Group's competitiveness and earnings power. In 2007, we will continue to push ahead with our activities to improve cost structures and processes. In conjunction with our attractive model program and the planned new products, this makes the Board of Management confident that we will achieve consolidated profit before tax of at least €5.1 billion in 2008.

This report contains forward-looking statements on the business development of the Volkswagen Group. These statements are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive industry, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast. Consequently, any unexpected fall in demand or economic stagnation in our key sales markets, such as Western Europe (and especially Germany) or in the USA, Brazil or China, will have a corresponding impact on the development of our business. The same applies in the event of a significant shift in current exchange rates relative to the US dollar, sterling, yen, Brazilian real, Chinese renminbi and Czech koruna.

PROSPECTS FOR 2007

Growth in global demand for automobiles will probably slow in 2007. We believe that growth rates will be lower in particular in China and the South American markets. In the Western European markets, including Germany, we are expecting a decline in the number of new registrations, while the North American markets are likely to experience slight growth. Pressure is likely to continue from high energy and commodity prices, coupled with political uncertainty in the Middle East. Competition in the automotive industry will most probably become even fiercer.

The Volkswagen Group is in a good competitive position thanks to its attractive model range. The large number of new vehicles that we will launch in 2007, in existing and new segments, will extend our product portfolio and further improve our competitive position. We are therefore expecting a slight increase in deliveries to customers in 2007 compared with the previous year. The Volkswagen Group's 2007 sales revenue will consequently increase year-on-year. We will continue to vigorously drive forward the activities to improve cost structures and processes in 2007. This, along with the steps we undertook in 2006, will lead to a sustainable improvement in our competitiveness. The operating profit for 2007 is expected to be above the 2006 operating profit before special items. Because of our intensive efforts to modernize and expand our model range, the ratio of investments in property, plant and equipment (capex) to sales revenue will be higher in 2007 than it was in 2006. We will continue to adopt a disciplined approach to investments in property, plant and equipment, and will maintain this ratio at a competitive long-term level of below 6%, without compromising new projects. We are again expecting a positive net cash flow in the Automotive Division.

Wolfsburg, February 20, 2007
The Board of Management

Martin Winterkorn | Francisco Javier Garcia Sanz | Jochem Heizmann

Horst Neumann | Hans Dieter Pötsch

DECLARATION BY THE BOARD OF MANAGEMENT OF VOLKSWAGEN AG

The Board of Management of Volkswagen AG is responsible for preparing the consolidated financial statements and the Group management report. Reporting is governed by International Financial Reporting Standards (IFRSs) as adopted in the EU and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The Group management report was prepared in compliance with the provisions of the German Commercial Code (HGB). Volkswagen AG is required by section 315a of the HGB to prepare its consolidated financial statements in accordance with the standards issued by the International Accounting Standards Board (IASB).

The accuracy of the consolidated financial statements and of the Group management report is safeguarded by internal control systems, the implementation of uniform Group-wide directives and by employee training and continuing education measures. Compliance with legal requirements and internal Group directives, and the reliability and proper functioning of the control systems, are continuously reviewed across the Group.

The early-warning function stipulated by law is implemented by a Group-wide risk management system that enables the Board of Management to identify potential risks at an early stage and to initiate appropriate countermeasures where necessary.

In accordance with the resolution adopted by the Annual General Meeting, the independent auditors PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, have audited the consolidated financial statements and the Group management report, and have issued their unqualified auditors' report reproduced following the notes to the financial statements.

The consolidated financial statements, the Group management report, the audit report and the measures to be taken by the Board of Management to ensure early identification of going concern risks have been reviewed in detail by the Supervisory Board Audit Committee and by the Supervisory Board of Volkswagen AG in the presence of the auditors. The result of this review is presented in the report of the Supervisory Board.

Volkswagen Financial Services AG, working in close collaboration with the automotive brands, has developed innovative mobility packages that offer attractive financing plus comprehensive insurance, warranty and servicing options in a single monthly installment. Direct banking products and fleet management solutions round off the package and, as part of the automotive value chain, help build long-term customer loyalty and brand commitment. The success of these activities confirms Volkswagen Financial Services AG's position as the leading automobile financial services provider in Europe.

VOLKSWAGEN FINANCIAL SERVICES

AKTIENGESELLSCHAFT





Income Statement of the Volkswagen Group for the Period January 1 to December 31, 2006

€ million	Note	2006	Restated 2005
Sales revenue	1	**104,875**	**93,996**
Cost of sales	2	91,020	81,733
Gross profit		**+13,855**	**+12,263**
Distribution expenses		9,180	8,628
Administrative expenses		2,312	2,225
Other operating income	3	4,714	4,397
Other operating expenses	4	5,068	3,269
Operating profit		**+2,009**	**+2,538**
Share of profits and losses of Group companies accounted for using the equity method	5	+373	+78
Finance costs	6	1,586	1,531
Other financial result	7	+997	+536
Financial result		**-216**	**-917**
Profit before tax from continuing operations		**+1,793**	**+1,621**
Income tax expense	8	-162	571
current		212	845
deferred		-374	-274
Profit from continuing operations		**+1,955**	**+1,050**
Profit from discontinued operations		+795	+70
Profit after tax		**+2,750**	**+1,120**
Minority interests		+1	+0
Profit attributable to shareholders of Volkswagen AG		**+2,749**	**+1,120**
Basic earnings per ordinary share in €	9	**7.07**	**2.90**
of which from: continuing operations	9	**5.03**	**2.71**
discontinued operations	9	2.04	0.19
Basic earnings per preferred share in €	9	**7.13**	**2.96**
of which from: continuing operations	9	**5.07**	**2.77**
discontinued operations	9	2.06	0.19
Diluted earnings per ordinary share in €	9	**7.04**	**2.90**
of which from: continuing operations	9	**5.00**	**2.71**
discontinued operations	9	2.04	0.19
Diluted earnings per preferred share in €	9	**7.10**	**2.96**
of which from: continuing operations	9	**5.05**	**2.77**
discontinued operations	9	2.05	0.19

Balance Sheet of the Volkswagen Group as of December 31, 2006

€ million	Note	Dec. 31, 2006	Dec. 31, 2005
Assets			
Noncurrent assets			
Intangible assets	10	7,193	7,668
Property, plant and equipment	11	20,340	22,884
Leasing and rental assets	12	7,886	9,882
Investment property	12	153	167
Investments in Group companies accounted for using the equity method	13	6,876	4,198
Other equity investments	13	410	336
Financial services receivables	14	26,450	24,958
Other receivables and financial assets	15	1,998	2,270
Noncurrent tax receivables	16	1,030	–
Deferred tax assets	16	3,038	2,872
		75,374	**75,235**
Current assets			
Inventories	17	12,463	12,643
Trade receivables	18	5,049	5,638
Financial services receivables	14	23,426	22,412
Other receivables and financial assets	15	5,572	4,856
Current tax receivables	16	261	317
Marketable securities	19	5,091	4,017
Cash and cash equivalents	20	9,367	7,963
		61,229	**57,846**
Total assets		**136,603**	**133,081**
Equity and Liabilities			
Equity	21		
Subscribed capital		1,004	1,093
Capital reserves		4,942	4,513
Retained earnings		20,958	17,994
Equity attributable to shareholders of Volkswagen AG		26,904	23,600
Minority interests		55	47
		26,959	**23,647**
Noncurrent liabilities			
Noncurrent financial liabilities	22	28,734	31,014
Other noncurrent liabilities	23	1,735	1,591
Deferred tax liabilities	24	2,154	1,622
Provisions for pensions	25	13,854	14,003
Provisions for taxes	24	2,586	2,257
Other noncurrent provisions	26	7,096	5,638
		56,159	**56,125**
Current liabilities			
Current financial liabilities	22	30,023	30,992
Trade payables	27	8,190	8,476
Current tax payables	24	34	150
Other current liabilities	23	6,333	6,205
Other current provisions	26	8,905	7,486
		53,485	**53,309**
Total equity and liabilities		**136,603**	**133,081**

Statement of Recognized Income and Expense of the Volkswagen Group for the Period January 1 to December 31, 2006

€ million	2006	2005
Actuarial gains or losses	318	–1,231
Available-for-sale financial instruments (securities):		
Fair value changes taken directly to equity	225	416
Transferred to profit or loss	–140	–168
Cash flow hedges:		
Fair value changes taken directly to equity	1,108	–399
Transferred to profit or loss	–25	–11
Foreign exchange differences	–250	956
Deferred taxes	–580	587
Income and expense recognized directly in equity	**656**	**150**
Profit after tax attributable to shareholders of Volkswagen AG	2,749	1,120
Total recognized income and expense for the period	**3,405**	**1,270**

Explanatory notes on equity are presented in note 21.

Cash Flow Statement of the Volkswagen Group for the Period January 1 to December 31, 2006

€ million	2006	Restated 2005
Cash and cash equivalents at beginning of period	**7,963**	**10,221**
Profit before tax from continuing operations	1,793	1,621
Income taxes paid	-888	-354
Depreciation and amortization expense*	5,932	5,614
Amortization of capitalized development costs	1,826	1,438
Impairment losses on equity investments*	35	6
Depreciation of leasing and rental assets and investment property*	1,605	1,596
Change in provisions	3,395	1,351
Gain/Loss on disposal of noncurrent assets	-324	40
Share of profit or loss of Group companies accounted for using the equity method	-206	294
Other noncash income/expense	13	151
Change in inventories	-147	-720
Change in receivables (excluding financial services)	736	-757
Change in liabilities (excluding financial liabilities)	700	429
Cash flows from operating activities	**14,470**	**10,709**
Acquisition of property, plant and equipment, and intangible assets	-3,728	-4,434
Additions to capitalized development costs	-1,478	-1,432
Acquisition of subsidiaries and other equity investments	-2,720	-150
Disposal of equity investments	1,581	166
Issuance of bonds	-19	-22
Change in leasing and rental assets and investment property	-2,528	-2,950
Change in financial services receivables	-3,563	-1,948
Proceeds from disposal of noncurrent assets (excluding leasing and rental assets and investment property)	544	405
Change in investments in securities	-987	-820
Investing activities	**-12,898**	**-11,185**
Capital contributions	340	66
Dividends paid	-451	-414
Other changes	-23	13
Proceeds from issue of bonds	7,955	5,754
Repayment of bonds	-8,401	-9,804
Change in other financial liabilities	229	3,233
Finance lease payments	-17	-3
Change in loans	254	-639
Cash flows from financing activities	**-114**	**-1,794**
Changes in cash and cash equivalents due to changes in the consolidated Group structure	5	-67
Effect of exchange rate changes on cash and cash equivalents	-59	79
Net change in cash and cash equivalents	**1,404**	**-2,258**
Cash and cash equivalents at end of period	**9,367**	**7,963**
Cash and cash equivalents	9,367	7,963
Securtities and loans	7,097	5,843
Gross liquidity	**16,464**	**13,806**
Total third-party borrowings	-58,757	-62,006
Net liquidity	**-42,293**	**-48,200**

* Offset with impairment reversals.

Explanatory notes on the cash flow statement are presented in note 28.

Notes to the Consolidated Financial Statements of the Volkswagen Group for the Fiscal Year ended December 31, 2006

BASIS OF PRESENTATION

Volkswagen AG has prepared its 2006 consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All pronouncements of the International Accounting Standards Board (IASB) required to be applied for periods beginning on or after January 1, 2006 have been applied. The adoption of IFRS 5 and a change in presentation in fiscal year 2006 required the restatement of prior-period figures; this is explained in greater detail on page 138. The financial statements give a true and fair view of the net assets, financial position and results of operations of the Volkswagen Group.

The consolidated financial statements were prepared in euros. Unless otherwise stated, all amounts are given in millions of euros (€ million).

The income statement was prepared using the internationally accepted cost of sales method.

Preparation of the consolidated financial statements in accordance with the pronouncements of the IASB requires management to make estimates that affect the reported amounts of certain items in the consolidated balance sheet and in the consolidated income statement, as well as the related disclosure of contingent assets and liabilities.

Volkswagen AG is required by section 315a of the Handelsgesetzbuch (HGB – German Commercial Code) to prepare its consolidated financial statements in accordance with the standards issued by the International Accounting Standards Board (IASB). All disclosures and explanatory notes required by German commercial law above and beyond the scope of those required by IFRSs have been published.

EFFECTS OF NEW AND AMENDED STANDARDS

Standard/Interpretation		Effective date	Endorsed by European Commission*	Effects
IFRS 6	Exploration for and Evaluation of Mineral Resources	Jan. 1, 2006	Yes	None
IAS 21	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation	Jan. 1, 2006	Yes	None
IAS 39	Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts – Financial Guarantee Contracts	Jan. 1, 2006	Yes	Not significant
IAS 39	Financial Instruments: Recognition and Measurement: Cash Flow Hegdes of Forecast Intragroup Transactions/the Fair Value Option	Jan. 1, 2006	Yes	None
IFRIC 4	Determining whether an Arrangement contains a Lease	Jan. 1, 2006	Yes	Not significant
IFRIC 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	Jan. 1, 2006	Yes	Not significant
IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	Dec. 1, 2005	Yes	Not significant

* On December 31, 2006.

NEW AND AMENDED STANDARDS NOT APPLIED

Standard/Interpretation		Effective date	Endorsed by European Commission*	Expected effects
IFRS 7	Financial Instruments: Disclosures	Jan. 1, 2007	Yes	Disclosure requirements
IFRS 8	Operating Segments	Jan. 1, 2009	No	Segment reporting
IAS 1	Presentation of Financial Statements – Capital Disclosures	Jan. 1, 2007	Yes	Disclosure requirements
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	Mar. 1, 2006	Yes	None
IFRIC 8	Scope of IFRS 2	May 1, 2006	Yes	None
IFRIC 9	Reassessment of Embedded Derivatives	June 1, 2006	Yes	Not significant
IFRIC 10	Interim Financial Reporting and Impairment	Nov. 1, 2006	No	Not foreseeable
IFRIC 11	IFRS 2: Group and Treasury Share Transactions	Mar. 1, 2007	No	None
IFRIC 12	Service Concession Arrangements	Jan. 1, 2008	No	None

* On December 31, 2006.

BASIS OF CONSOLIDATION

In addition to Volkswagen AG, which is domiciled in Wolfsburg and entered in the commercial register at the Braunschweig Local Court under no. HRB 100484, the consolidated financial statements comprise all significant companies at which Volkswagen AG is able, directly or indirectly, to govern the financial and operating policies in such a way that the companies of the Group obtain benefits from the activities of these companies (subsidiaries). Consolidation begins at the first date on which control is possible, and ends when such control is no longer possible.

Subsidiaries whose business is dormant or of low volume and that are insignificant for the presentation of a true and fair view of the net assets, financial position and results of operations of the Volkswagen Group are not consolidated. They are carried in the consolidated financial statements at the lower of cost or fair value. The aggregate equity of these subsidiaries amounts to 1.2% (previous year: 1.3%) of Group equity. The aggregate profit after tax of these companies amounts to 0.4% (previous year: 3.7%) of the profit after tax of the Volkswagen Group.

Companies where Volkswagen AG is able, directly or indirectly, to significantly influence financial and operating policy decisions (associates), as well as joint ventures, are accounted for using the equity method. Insignificant companies are carried at cost. Joint ventures also include companies in which the Volkswagen Group holds the majority of voting rights, but whose articles of association or partnership agreements stipulate that important decisions may only be resolved unanimously (minority protection).

The composition of the Volkswagen Group is shown in the following table:

	2006	2005
Volkswagen AG and fully consolidated subsidiaries		
Germany	39	49
abroad	123	144
Subsidiaries carried at cost		
Germany	64	42
abroad	72	80
Associates and joint ventures		
Germany	29	35
abroad	51	53
	378	**403**

INVESTMENTS IN ASSOCIATES

Volkswagen AG held 34% of the voting rights and 18.7% of the subscribed capital of Scania AB, Södertälje, Sweden, at the balance sheet date. The market value of this interest was €2,057 million at December 31, 2006.

Volkswagen AG acquired interests in MAN AG, Munich, in fiscal year 2006. Once this shareholding exceeded 20%, the interests in MAN AG were accounted for using the equity method. 24.8% of the ordinary shares and 23.8% of the subscribed capital of MAN AG were attributable to the Group at the balance sheet date. The market value of the Group's interest in MAN AG was €2,397 million at the balance sheet date.

The following carrying amounts are attributable to the Volkswagen Group from its interest in the associates Scania, MAN and YANASE Audi Sales Company:

€ million	2006	2005
Noncurrent assets	2,657	939
Current assets	2,818	634
Noncurrent liabilities	1,764	587
Current liabilities	2,274	512
Revenues	2,350	1,360
Profit of the period	174	94

INTERESTS IN JOINT VENTURES

The following carrying amounts are attributable to the Volkswagen Group from its proportionate interest in joint ventures:

€ million	2006	2005
Noncurrent assets	7,852	7,191
Current assets	5,496	5,516
Noncurrent liabilities	4,712	3,378
Current liabilities	5,664	6,535
Income	4,945	3,950
Expenses	4,731	3,946

Volkswagen AG's interest in the Volkswagen Bordnetze GmbH joint venture was sold in March 2006. This sale generated proceeds of €101 million.

The interest in the Volkswagen Mechatronic GmbH & Co. KG joint venture was also sold.

FULLY CONSOLIDATED SUBSIDIARIES

Three foreign companies that were newly formed in fiscal year 2006 and three foreign companies that had not been consolidated in 2005 were initially consolidated in fiscal year 2006. The number of fully consolidated subsidiaries was also reduced by the merger of one German company and the discontinuation of business activities by two foreign companies.

At the end of the first quarter of 2006, the sale of the fully consolidated gedas group became effective following approval by the antitrust authorities. The gedas group (16 companies) was thus deconsolidated effective March 31, 2006. This sale generated proceeds of €336 million.

The sale of the fully consolidated company Europcar International S.A.S.U., Gyancourt/France, was completed effective May 31, 2006. The Europcar group (18 companies) was thus deconsolidated as of the end of May 2006. This sale generated proceeds of €1,238 million.

The following major classes of assets and liabilities were disposed of as part of these sale activities:

€ million	2006*
Noncurrent assets	2,636
Current assets	1,206
of which cash and cash equivalents	66
Noncurrent liabilities	186
Current liabilities	3,222

* Until the date of deconsolidation.

The consolidated financial statements also include investment funds and other special purpose entities whose net assets are attributable to the Group under the principle of substance over form.

A list of all shareholdings is available from the electronic companies register at www.unternehmensregister.de. It may also be obtained directly from Volkswagen AG, Finanz-Analytik und -Publizität, Brieffach 1848-2, 38436 Wolfsburg, Germany.

The following fully consolidated German subsidiaries with the legal form of a corporation or partnership meet the criteria set out in section 264(3) or section 264b of the German Commercial Code (HGB) and have exercised the option not to publish annual financial statements:

- Audi Vertriebsbetreuungsgesellschaft mbH, Ingolstadt
- Auto 5000 GmbH, Wolfsburg
- AutoVision GmbH, Wolfsburg
- Automobilmanufaktur Dresden GmbH, Dresden
- Bugatti Engineering GmbH, Wolfsburg
- quattro GmbH, Neckarsulm
- Volkswagen Gebrauchtfahrzeughandels und Service GmbH, Hanover
- Volkswagen Individual GmbH, Wolfsburg
- Volkswagen Sachsen GmbH, Zwickau
- Volkswagen Sachsen Immobilienverwaltungs GmbH, Zwickau
- VOLKSWAGEN Retail GmbH, Wolfsburg
- VOTEX GmbH, Dreieich
- Kommanditgesellschaft "MTH" Motor-Technik-Handelsgesellschaft m.b.H. & Co., Hamburg
- Raffay GmbH + Co., Hamburg
- Volkswagen Logistics GmbH & Co. OHG, Wolfsburg
- Volkswagen Original Teile Logistik GmbH & Co. KG, Baunatal
- VW Wohnungs GmbH & Co. KG, Wolfsburg

In fiscal year 2006, VOLKSWAGEN Synko GmbH, Wolfsburg, was renamed VOLKSWAGEN Retail GmbH following its merger with Audi Synko GmbH, Ingolstadt, and Volkswagen Transport GmbH & Co. OHG, Wolfsburg, was renamed Volkswagen Logistics GmbH & Co. OHG.

CONSOLIDATION METHODS

The assets and liabilities of the German and foreign companies included in the consolidated financial statements are recognized in accordance with the uniform accounting policies used within the Volkswagen Group. In the case of companies accounted for using the equity method, the same accounting policies are applied to determine the proportionate equity, based on the most recent audited annual financial statements of each company.

In the case of subsidiaries consolidated for the first time, assets and liabilities are measured at their fair value at the date of acquisition. Goodwill arises when the purchase price of the investment exceeds the fair value of identifiable net assets. Goodwill is tested for impairment once a year ("impairment-only approach") to determine whether the carrying amount of goodwill is recoverable. If the carrying amount of goodwill is higher than the recoverable amount, an impairment loss must be recognized. If this is not the case, there is no change in the carrying amount of goodwill compared with the previous year. If the purchase price of the investment is less than the identifiable net assets, the difference is recognized in the income statement in the year of acquisition. Goodwill is accounted for at the subsidiaries in the functional currency of those subsidiaries.

The assets acquired are recognized at their fair value and depreciated or amortized over their applicable useful lives. If the asset has an indefinite useful life, any need to recognize impairment losses is determined using the same method as for goodwill.

Receivables and liabilities, and expenses and income between consolidated companies are eliminated. Intercompany profits or losses are eliminated in Group inventories and noncurrent assets. Deferred taxes are recognized for consolidation adjustments recognized in the income statement, with deferred tax assets and liabilities offset where taxes are levied by the same tax authority and relate to the same tax period.

The consolidation methods and accounting policies applied in the previous year were retained, with the exception of the changes due to the new or amended Standards.

CURRENCY TRANSLATION

Transactions in foreign currency are translated in the single-entity financial statements of Volkswagen AG and its consolidated subsidiaries at the rates prevailing at the transaction date. Foreign currency monetary items are recorded in the balance sheet using the middle rate on the balance sheet date. Foreign exchange gains and losses are recognized in the income statement. Companies belonging to the Volkswagen Group outside Germany are generally foreign entities whose financial statements are translated into euros using the functional currency concept. Asset and liability items are translated at the closing rate. With the exception of income and expenses recognized directly in equity, equity is translated at historical rates. The resulting foreign exchange differences are taken directly to equity until disposal of the subsidiary concerned, and are presented as a separate item in equity.

Income statement items are translated into euros at weighted average rates using the modified closing rate method. The rates applied are presented in the following table:

	€1 =	Balance sheet Middle rate on December 31, 2006	2005	Income statement Average rate 2006	2005
Argentina	ARS	4.04253	3.57630	3.86003	3.63920
Australia	AUD	1.66910	1.61090	1.66668	1.63260
Brazil	BRL	2.81522	2.76080	2.73362	3.03920
United Kingdom	GBP	0.67150	0.68530	0.68182	0.68391
India	INR	58.22720	53.09400	56.79643	54.81600
Japan	JPY	156.93000	138.90000	146.06235	136.87040
Canada	CAD	1.52810	1.37250	1.42422	1.50970
Mexico	MXN	14.26044	12.56760	13.68452	13.55330
Poland	PLN	3.83100	3.86000	3.89512	4.02260
Republic of Korea	KRW	1,224.81000	1,184.42000	1,198.14796	1,274.38350
Russia	RUB	34.68000	33.92000	34.11236	35.19960
Sweden	SEK	9.04040	9.38850	9.25331	9.28010
Slovak Republic	SKK	34.43500	37.88000	37.21442	38.59480
South Africa	ZAR	9.21240	7.46420	8.52228	7.91680
Czech Republic	CZK	27.48500	29.00000	28.33810	29.78530
USA	USD	1.31700	1.17970	1.25567	1.24480
People's Republic of China	CNY	10.27930	9.52040	10.00815	10.20250

ACCOUNTING POLICIES

INTANGIBLE ASSETS

Purchased intangible assets are recognized at cost and amortized over their useful life using the straight-line method. This relates in particular to software, which is amortized over three years.

In accordance with IAS 38, research costs are recognized as expenses when incurred. Development costs for future series products and other internally generated intangible assets are capitalized at cost, provided manufacture of the products is likely to bring the Volkswagen Group an economic benefit. If the criteria for recognition as assets are not met, the expenses are recognized in the income statement in the year in which they are incurred.

Capitalized development costs include all direct and indirect costs that are directly attributable to the development process. Borrowing costs are not capitalized. The costs are amortized using the straight-line method from the start of production over the expected life cycle of the models or powertrains developed – generally between five and ten years.

Amortization recognized during the year is allocated to the relevant functions in the income statement.

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least once a year; capitalized development costs and intangible assets with finite useful lives are tested for impairment only if there are specific indications that they may be impaired. The Volkswagen Group applies value in use to determine the recoverable amount of goodwill and indefinite-lived intangible assets. This is based on management's current planning. The planning assumptions are adapted to reflect the current state of knowledge. They include reasonable assumptions on macroeconomic trends and historical developments. Estimation of cash flows is generally based on the expected growth trends for the automobile markets concerned. We apply country-specific discount factors of at least 9% when determining value in use for the purpose of impairment testing of intangible assets.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is carried at cost less depreciation and – where necessary – write-downs for impairment. Investment grants are generally deducted from cost. Cost is determined on the basis of the direct costs as well as proportionate material and production overheads, including depreciation. The cost of repairs and borrowing costs are recorded as current expenses. Property, plant and equipment is depreciated using the straight-line method over its estimated useful life. The useful lives of items of property, plant and equipment are reviewed at each balance sheet date and adjusted if required.

Depreciation is based mainly on the following useful lives:

	Useful life
Buildings	25 to 50 years
Site improvements	10 to 18 years
Technical equipment and machinery	6 to 12 years
Other equipment, operating and office equipment, including special tools	3 to 15 years

Impairment losses on property, plant and equipment are recognized in accordance with IAS 36 where the recoverable amount of the asset concerned has fallen below the carrying amount. Recoverable amount is the higher of value in use and fair value less costs to sell. We apply country-specific discount factors of at least 9% when determining value in use for the purpose of impairment testing of property, plant and equipment. If the reasons for impairments recognized in previous years no longer apply, the impairment losses are reversed accordingly.

Where leased items of property, plant and equipment are used, the criteria for classification as a finance lease as set out in IAS 17 are met if all material risks and rewards incidental to ownership have been transferred to the Group company concerned. In such cases, the assets concerned are recognized at cost or at the present value of the minimum lease payments (if lower) and depreciated using the straight-line method over the asset's useful life, or over the term of the lease if this is shorter. The payment obligations arising from the future lease payments are discounted and recorded as a liability in the balance sheet.

Where consolidated companies are the lessees of assets under operating leases, lease and rental payments are recorded directly as expenses in the income statement.

LEASING AND RENTAL ASSETS

Vehicles leased out under operating leases are recognized at cost and depreciated to their estimated residual value using the straight-line method over the term of the lease.

INVESTMENT PROPERTY

Real estate and buildings held in order to obtain rental income (investment property) are carried at amortized cost; the useful lives applied to depreciation correspond to those of the property, plant and equipment used by the Company itself. The fair value of investment property must be disclosed in the notes if it is carried at amortized cost. Fair value is estimated using an income capitalization approach.

FINANCIAL INSTRUMENTS

Financial instruments are contracts that give rise to a financial asset of one company and a financial liability or an equity instrument of another. Regular way purchases or sales of financial instruments are accounted for at the settlement date – that is, at the date on which the asset is delivered.

IAS 39 classifies financial assets into the following categories:

- financial assets at fair value through profit or loss;
- held-to-maturity financial assets;
- loans and receivables; and
- available-for-sale financial assets.

Financial liabilities are classified into the following categories:

- financial liabilities at fair value through profit or loss; and
- financial liabilities carried at amortized cost.

We recognize financial instruments at amortized cost or at fair value.

The amortized cost of a financial asset or liability is the amount:

- at which a financial asset or liability is measured at initial recognition;
- minus any principal repayments;
- minus any write-down for impairment or uncollectibility;
- plus or minus the cumulative amortization of any difference between the original amount and the amount repayable at maturity (premium), amortized using the effective interest method over the term of the financial asset or liability.

In the case of current receivables and liabilities, amortized cost generally corresponds to the principal or repayment amount.

Fair value generally corresponds to the market or quoted market price. If no active market exists, fair value is determined using valuation techniques, such as by discounting the future cash flows at the market interest rate, or by using recognized option pricing models, and verified by confirmations from the banks that handle the transactions.

ORIGINATED FINANCIAL INSTRUMENTS

Originated loans, receivables and liabilities, as well as held-to-maturity investments, are measured at amortized cost, unless hedged. Specifically, these relate to:

- receivables from financing business;
- trade receivables and payables;
- other receivables and financial assets and liabilities; and
- financial liabilities.

Available-for-sale financial assets (securities) are carried at fair value. Changes in fair value are recognized directly in equity, net of deferred taxes.

Shares in subsidiaries and other equity investments are also classified as available-for-sale financial assets. However, they are generally carried at cost, since no active market exists for those companies and fair values cannot be reliably ascertained without undue cost or effort. Fair values are recognized if there are indications that fair value is lower than cost.

DERIVATIVES AND HEDGE ACCOUNTING

Volkswagen Group companies use derivatives to hedge balance sheet items and future cash flows (hedged items). Derivatives, such as swaps, forward transactions and options, are used as the primary hedging instruments. The criteria for the application of hedge accounting are that the hedging relationship between the hedged item and the hedging instrument is clearly documented and that the hedge is highly effective.

The accounting treatment of changes in the fair value of hedging instruments depends on the nature of the hedging relationship. In the case of hedges against the risk of change in the carrying amount of balance sheet items (fair value hedges), both the hedging instrument and the hedged risk portion of the hedged item are measured at fair value. Gains or losses from remeasurement are recognized in profit or loss. In the case of hedges of future cash flows (cash flow hedges), the hedging instruments are also measured at fair value. Gains or losses from remeasurement of the effective portion of the derivative are initially recognized in the reserve for cash flow hedges directly in equity, and are only recognized in the income statement when the hedged item is recognized in profit or loss. The ineffective portion of a hedge is recognized immediately in profit or loss.

Derivatives used by the Volkswagen Group for financial management purposes to hedge against interest rate, foreign currency, or price risks, but that do not meet the strict criteria of IAS 39, are classified as financial assets or liabilities at fair value through profit or loss. External hedges of intra-Group hedged items that are subsequently eliminated in the consolidated financial statements are also assigned to this category.

RECEIVABLES FROM FINANCE LEASES

Where a Group company is the lessor – generally of vehicles – a receivable in the amount of the net investment in the lease is recognized in the case of finance leases, in other words where essentially all risks and rewards incidental to ownership are transferred to the lessee.

OTHER RECEIVABLES AND FINANCIAL ASSETS

Other receivables and financial assets (except for derivatives) are recognized at amortized cost. Appropriate valuation allowances take account of identifiable specific risks and general credit risks.

DEFERRED TAXES

Deferred taxes are recognized for all temporary differences between the tax base of assets and liabilities and their carrying amounts in the consolidated balance sheet. Deferred tax assets are recognized for tax loss carryforwards provided it is probable that they can be used in future periods.

Deferred tax liabilities and assets are recognized in the amount of the expected tax liability or tax benefit, as appropriate, in subsequent fiscal years, based on the expected enacted tax rate at the time of realization. The tax consequences of dividend payments are not taken into account until the resolution on appropriation of earnings available for distribution has been adopted.

Deferred tax assets that are unlikely to be realized within a clearly predictable period are reduced by valuation allowances.

Deferred tax assets and deferred tax liabilities are offset where taxes are levied by the same taxation authority and relate to the same tax period.

INVENTORIES

Raw materials, consumables and supplies, merchandise, work in progress and self-produced finished goods reported in inventories are carried at cost. In addition to directly attributable direct costs, cost also includes systematically attributable shares of the necessary material and production overheads, production-related depreciation directly attributable to the production process and amortization charges for capitalized development costs that are directly attributable to the products. Administrative expenses are included to the extent that they are attributable to production. Borrowing costs are not capitalized. The measurement of same or similar inventories is based on the weighted average cost method. Valuation allowances are recognized where the carrying amounts are no longer recoverable at the balance sheet date due to lower selling prices.

NONCURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Under IFRS 5, noncurrent assets or groups of assets and liabilities (disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Such assets or disposal groups are carried at the lower of their carrying amount and fair value less costs to sell, and are presented separately in current assets and liabilities in the balance sheet.

Discontinued operations are components of an entity that have either been disposed of or are classified as held for sale. Discontinued operations are also carried at the lower of their carrying amount and fair value less costs to sell. They are presented separately in the balance sheet in a single amount in current assets or liabilities. The income and expenses from discontinued operations are presented in the income statement as "profit or loss from discontinued operations" below the profit or loss from continuing operations. Corresponding disposal gains or losses are contained in the profit or loss from discontinued operations. The prior-year figures in the income statement are restated accordingly.

PENSION PROVISIONS

The actuarial valuation of pension provisions is based on the projected unit credit method in respect of post-employment benefits in accordance with IAS 19. The valuation is based not only on pension payments and vested entitlements known at the balance sheet date, but also reflects future salary and pension trends. Actuarial gains and losses are recognized directly in equity, net of deferred taxes.

PROVISIONS FOR TAXES

Tax provisions contain obligations resulting from current taxes. Deferred taxes are presented in separate items of the balance sheet and income statement.

OTHER PROVISIONS

In accordance with IAS 37, provisions are recognized where a present obligation exists to third parties as a result of a past event; where a future outflow of resources is probable; and where a reliable estimate of that outflow can be made.

Provisions not resulting in an outflow of resources in the year immediately following are recognized at their settlement value discounted to the balance sheet date. Discounting is based on market interest rates. The settlement value also reflects cost increases expected at the balance sheet date.

Provisions are not offset against claims for reimbursement.

LIABILITIES

Noncurrent liabilities are recorded at amortized cost in the balance sheet. Differences between historical cost and the repayment amount are amortized using the effective interest method.

Liabilities to members of partnerships from the provision of capital are carried at the fair value of the redemption amount at the balance sheet date.

Liabilities under finance leases are carried at the present value of the lease payments.

Current liabilities are recognized at their repayment or settlement value.

REVENUE AND EXPENSE RECOGNITION

Sales revenue, interest and commission income from financial services and other operating income are recognized only when the relevant service has been rendered or the goods delivered, that is, when the risk has passed to the customer. Income from assets for which a Group company has a buy-back obligation is recognized only when the assets have definitively left the Group. Prior to that time, they are carried as inventories. Cost of sales includes the costs incurred to generate the sales revenues and the cost of goods purchased for resale. This item also includes the costs of additions to warranty provisions. Research and development costs not eligible for capitalization in the period and amortization of development costs are likewise carried under cost of sales. Reflecting the presentation of interest and commission income in sales revenue, the interest and commission expenses attributable to the financial services business are presented in cost of sales. Distribution expenses include personnel and material costs, and depreciation and amortization applicable to the distribution function, as well as the costs of shipping, advertising, sales promotion, market research and customer service. Administrative expenses include personnel costs and overheads as well as depreciation and amortization applicable to administrative functions. Government grants are generally deducted from the cost of the relevant assets. Personnel expenses are recognized in respect of the issue of convertible bonds to employees conveying the right to purchase shares of Volkswagen AG. Dividend income is recognized on the date when the dividend is legally approved.

ESTIMATES AND ASSUMPTIONS BY MANAGEMENT

Preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and income and expenses, as well as the related disclosure of contingent assets and liabilities of the reporting period. Such estimates and assumptions relate primarily to the assessment of the recoverability of intangible assets, the standard definition throughout the Group of useful lives of items of property, plant and equipment and of leasing and rental assets, the collectibility of receivables, and the recognition and measurement of provisions. The estimates and assumptions are based on underlying assumptions that reflect the current state of available knowledge. Specifically, the expected future development of business was based on the circumstances known at the date of preparation of these consolidated financial statements and a realistic assessment of the future development of the global and sector-specific environment. Developments in this environment that differ from the assumptions and that cannot be influenced by management could result in amounts that differ from the original estimates. If actual developments differ from the expected developments, the underlying assumptions and, if necessary, the carrying amounts of the assets and liabilities affected are adjusted.

At the date of preparation of these consolidated financial statements, the underlying assumptions and estimates were not exposed to any material risks. At present, management does not therefore believe that there will be a requirement in the following fiscal year for any material adjustment to the carrying amounts of assets and liabilities reported in the consolidated balance sheet.

Estimates and assumptions by management were based on assumptions that are explained in the Report on Expected Developments (see page 110).

RESTATEMENT OF PRIOR-YEAR FIGURES

RECONCILIATION OF THE 2005 INCOME STATEMENT

€ million	2005 published	Restatement in accordance with:		2005 Restated
		IFRS 5	IAS 19	
Sales revenue	**95,268**	**–1,272**	**–**	**93,996**
Cost of sales	82,391	–754	96	81,733
Gross profit	**+12,877**	**–518**	**–96**	**+12,263**
Distribution expenes	8,905	–295	18	8,628
Administrative expenses	2,383	–196	38	2,225
Net other operating income	1,203	–75	–	1,128
Operating profit	**+2,792**	**–102**	**–152**	**+2,538**
Financial result	**–1,070**	**1**	**152**	**–917**
Profit before tax from continuing operations	**+1,722**	**–101**	**–**	**+1,621**
Income tax expense	602	–31	–	571
Profit from continuing operations	**+1,120**	**–70**	**–**	**+1,050**
Profit from discontinued operations	–	70	–	70
Profit after tax	**+1,120**	**–**	**–**	**+1,120**

DISCONTINUED OPERATIONS IN ACCORDANCE WITH IFRS 5

Following approval for the sale by the relevant antitrust authorities, the Europcar group was deconsolidated at the end of May 2006. This discontinued operation of the Financial Services segment is therefore presented separately in accordance with IFRS 5. The income and expenses arising prior to the date of deconsolidation and the disposal gain are presented separately in the income statement as amounts attributable to discontinued operations. The prior-year figures were restated accordingly in the income statement.

Disclosures on the Europcar group:

€ million	2006*	2005
Income	591	1,427
Expenses	571	1,326
Profit before tax	**20**	**101**
Taxes	11	31
Profit after tax	**9**	**70**
Disposal gains	805	–
Taxes	19	–
Profit from discontinued operations	**795**	**70**
Cash flows from operating activities	215	732
Cash flows from investing activities	–223	–670
Cash flows from financing activities	–18	–36

* Until deconsolidation.

PRESENTATION OF EXPECTED RETURN ON PLAN ASSETS IN ACCORDANCE WITH IAS 19

Starting in fiscal year 2006, the expected return on plan assets is presented in the financial result to enhance comparability. For fiscal year 2005, the expected return on plan assets recognized in the functions in the income statement was also reclassified to the financial result.

SEGMENT REPORTING

BY DIVISION

€ million	Automotive 2006	Automotive 2005[1]	Financial Services 2006	Financial Services 2005[1]	Consolidation 2006	Consolidation 2005[1]	Volkswagen Group 2006	Volkswagen Group 2005[1]
Sales to third parties	96,897	86,382	7,978	7,614	–	–	104,875	93,996
Intersegment sales revenue	1,663	1,482	893	702	–2,556	–2,184	–	–
Segment sales revenue	98,560	87,864	8,871	8,316	–2,556	–2,184	104,875	93,996
Impairment losses[2]	1,213	646	15	33	–	–	1,228	679
Reversals of impairment losses[2]	30	17	2	31	–	–	32	48
Operating profit	1,097	1,657	843	829	69	52	2,009	2,538
Share of profits and losses of Group companies accounted for using the equity method	240	–45	133	123	–	–	373	78
Cash flows from operating activities	12,253	8,719	2,725	2,597	–508	–607	14,470	10,709
Segment assets	68,459	69,455	61,947	61,459	–5,575	–5,964	124,831	124,950
Investments in Group companies accounted for using the equity method	5,434	2,842	1,442	1,356	–	–	6,876	4,198
Segment liabilities	56,052	57,204	56,165	55,944	–7,346	–7,743	104,871	105,405
Investments in property, plant and equipment and other intangible assets	3,644	4,316	84	118	–	–	3,728	4,434
Capitalized development costs	1,478	1,432	–	–	–	–	1,478	1,432
Investments in leasing and rental assets and investment property	55	51	4,789	8,087	–	–	4,844	8,138
Investing activities	6,937	6,501	5,786	4,651	175	33	12,898	11,185

[1] Restated.
[2] Intangible assets, property, plant and equipment, leasing and rental assets, investment property and inventories.

BY MARKET 2006

€ million	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Consol-idation	Total
Sales to third parties	28,544	46,211	14,611	6,409	2,426	6,674	–	104,875
Investments in property, plant and equipment, and other intangible assets	2,132	1,219	218	116	64	20	–41	3,728
Segment assets	74,208	47,699	19,863	5,692	1,116	2,988	–26,735	124,831

BY MARKET 2005

€ million	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Consol-idation	Total
Sales to third parties*	25,835	42,252	13,724	4,956	1,968	5,261	–	93,996
Investments in property, plant and equipment, and other intangible assets	2,664	1,210	286	183	54	16	21	4,434
Segment assets	71,533	47,467	21,697	5,600	929	3,025	–25,301	124,950

* Restated.

The internal organizational and management structure and the internal reporting lines to the Board of Management and the Supervisory Board form the basis for identifying the primary format of segment reporting within the Volkswagen Group by the two divisions Automotive and Financial Services. The secondary reporting format is geographically based.

As a matter of principle, business relationships between the companies within the segments of the Volkswagen Group are transacted at arm's length prices.

Income Statement Disclosures

Prior-year figures in the income statement disclosures refer to restated figures.

[1] SALES REVENUE

STRUCTURE OF GROUP SALES REVENUE

€ million	2006	2005
Vehicles	83,342	74,294
Genuine parts	6,235	5,961
Other sales revenue	7,669	6,427
Rental and leasing business	4,457	4,350
Interest and similar income from financial services business	3,172	2,964
	104,875	**93,996**

For segment reporting purposes, the sales revenue of the Group is presented by division and market.

[2] COST OF SALES

Cost of sales includes interest expenses of €2,147 million (previous year: €1,780 million) attributable to the financial services business.

[3] OTHER OPERATING INCOME

€ million	2006	2005
Income from reversal of valuation allowances on receivables and other assets	265	371
Income from reversal of provisions and accruals	942	1,052
Income from realized foreign currency hedging derivatives	370	257
Income from foreign exchange gains	649	698
Income from sale of promotional material	199	179
Income from cost allocations	864	812
Income from investment property	60	63
Gains on asset disposals	124	102
Miscellaneous other operating income	1,241	863
	4,714	**4,397**

Foreign exchange gains mainly comprise gains from changes in exchange rates between the dates of recognition and payment of receivables and liabilities denominated in foreign currencies, as well as exchange rate gains resulting from measurement at the closing rate. Foreign exchange losses from these items are included in other operating expenses. Miscellaneous other operating income includes income from the sale of companies amounting to €320 million.

[4] OTHER OPERATING EXPENSES

€ million	2006	2005
Valuation allowances on receivables and other assets	595	811
Realized losses from derivative currency hedging instruments	582	396
Foreign exchange losses	755	628
Expenses from cost allocations	277	224
Expenses for termination agreements	1,801	59
Miscellaneous other operating expenses	1,058	1,151
	5,068	**3,269**

[5] SHARE OF PROFITS AND LOSSES OF GROUP COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

€ million	2006	2005
Share of profits of Group companies accounted for using the equity method	390	267
of which from: joint ventures	(271)	(174)
associates	(119)	(93)
Share of losses of Group companies accounted for using the equity method	17	189
of which from: joint ventures	(5)	(188)
associates	(12)	(1)
	373	**78**

[6] FINANCE COSTS

€ million	2006	2005
Other interest and similar expenses	864	816
Interest cost included in lease payments	8	8
Interest expenses	**872**	**824**
Interest component of additions to pension provisions	553	560
Interest cost on other liabilities	161	147
Interest cost on liabilities	**714**	**707**
Finance costs	**1,586**	**1,531**

[7] OTHER FINANCIAL RESULT

€ million	2006	2005
Income from profit and loss transfer agreements	13	16
Cost of loss absorption	12	1
Other income from equity investments	29	11
Other expenses from equity investments	100	51
Income from securities and loans	243	220
Other interest and similar income	666	421
Gains from fair value remeasurement of ineffective hedging derivatives	302	116
Gains from fair value remeasurement of assets and liabilities	45	32
Losses from fair value remeasurement of ineffective hedging derivatives	152	221
Losses from fair value remeasurement of assets and liabilities	37	7
Other financial result	**997**	**536**

Gains and losses on hedged items and the related hedging derivatives within the meaning of IAS 39 are presented net in Gains and losses from the fair value remeasurement of ineffective hedging derivatives. These items also contain income and expenses from the ineffective portion of otherwise effective hedges, and from changes in the fair value of derivatives that do not qualify for hedge accounting under IAS 39. In addition, these items contain income and expenses from changes in the fair value of derivatives used for intragroup hedged items.

[8] INCOME TAX EXPENSE

COMPONENTS OF TAX INCOME AND EXPENSE

€ million	2006	2005
Current tax income/expense, Germany	−458	355
Current tax expense, abroad	795	630
Current tax expense	**337**	**985**
of which prior period income	(84)	(76)
Income from reversal of tax provisions	−125	−140
Current income tax expense	**212**	**845**
Deferred tax income, Germany	−416	−203
Deferred tax expense/income, abroad	42	−71
Deferred tax income	**−374**	**−274**
Income tax income/expense from continuing operations	**−162**	**571**
Income tax expense from discontinued operations	30	31
Income tax income/expense	**−132**	**602**

The statutory corporation tax rate in Germany for the 2006 assessment period was 25%. This resulted in an aggregate tax rate, including trade tax and the solidarity surcharge, of 38.3%. In fiscal year 2006, deferred taxes were generally measured at a tax rate of 38.3%. The local income tax rates applied for companies outside Germany vary between 0% and 42.0%. In the case of split tax rates, the tax rate applicable to undistributed profits is applied.

The realization of tax benefits from tax loss carryforwards from previous years resulted in a reduction in current income taxes in 2006 by €247 million (previous year: €151 million).

Previously unused tax loss carryforwards amounted to €3,104 million (previous year: €3,758 million). Tax loss carryforwards amounting to €1,598 million (previous year: €1,810 million) can be used indefinitely, while €277 million (previous year: €222 million) must be used within the next ten years. There are additional tax loss carryforwards amounting to €1,229 million (previous year: €1,725 million) that can be used within a period of 15 to 20 years. Tax loss carryforwards of €1,063 million (previous year: €607 million) are estimated not be usable.

The increase in tax loss carryforwards estimated not to be usable resulted primarily from the tax position of the US and Brazilian companies.

Deferred taxes are recognized where income from subsidiaries was tax-exempt in the past due to specific local regulations, but the tax effects on discontinuation of the temporary tax exemption are foreseeable. Tax benefits amounting to €141 million (previous year: €303 million) were recognized because of tax credits granted by various countries to compensate for the loss of tax relief where the amounts involved were unlimited.

No deferred tax assets were recognized for deductible temporary differences of €51 million in the previous year. No deferred tax assets were recognized for tax credits of €206 million (previous year: €206 million).

Deferred tax expenses resulting from changes in tax rates amounted to €22 million (previous year: deferred tax income of €10 million).

€596 million (previous year: €1,182 million) of the deferred taxes recognized in the balance sheet was taken directly to equity without being recognized in the income statement. Recognition of actuarial gains or losses directly in equity in accordance with IAS 19 resulted in a decrease in equity from the recognition of deferred taxes of €116 million in 2006 (previous year: increase of €469 million). Changes in deferred taxes on reserves for cash flow hedges decreased equity by €449 million (previous year: increase by €194 million). The deferred taxes required to be recognized on the fair value measurement of securities reduced equity by €15 million (previous year: €76 million).

CORPORATION TAX CREDIT

The Gesetz über steuerliche Begleitmaßnahmen zur Einführung der Europäischen Gesellschaft und zur Änderung weiterer steuerrechtlicher Vorschriften (SEStEG – Act on Fiscal Measures Accompanying the Introduction of the Societas Europaea and on Amending Further Tax Provisions) published in the Federal Law Gazette on December 12, 2006 revised the treatment of corporation tax credits. As the law previously stood, the annual realization of these tax credits was linked to dividend payments and thus to future events. The credits could thus only be recognized in the consolidated financial statements as a receivable at a proportionate annual amount (previous year: €75 million).

The SEStEG now stipulates that the corporation tax credit will be refunded irrespective of dividend payments. The recoverable amounts will thus be paid out in ten equal annual amounts between 2008 and 2017; the full amount of the refund became recoverable as of December 31, 2006 and does not bear interest.

The unconditional claim for refund not linked to any dividend payments was recognized as a current tax asset within the meaning of IAS 1.68 (m) and in the income statement. The present value of the recoverable corporation tax was €951 million at the balance sheet date.

DEFERRED TAXES CLASSIFIED BY BALANCE SHEET ITEM

The following recognized deferred tax assets and liabilities were attributable to recognition and measurement differences in the individual balance sheet items and to tax loss carryforwards:

	Deferred tax assets		Deferred tax liabilities	
€ million	**Dec. 31, 2006**	**Dec. 31, 2005**	**Dec. 31, 2006**	**Dec. 31, 2005**
Intangible assets	220	145	2,159	2,283
Property, plant and equipment, and leasing and rental assets	4,792	4,519	2,641	3,116
Noncurrent financial instruments	189	173	6	48
Inventories	183	164	143	107
Receivables and other assets (including Financial Services Division)	575	824	5,703	5,158
Other current assets	17	28	66	84
Pension provisions	1,927	2,065	1	6
Other provisions	2,582	2,004	146	104
Liabilities	1,538	1,639	952	543
Tax loss carryforwards	646	1,058	0	0
Valuation allowances on deferred tax assets	0	-2	0	0
Gross value	**12,669**	**12,617**	**11,817**	**11,449**
of which noncurrent	(9,085)	(8,691)	(8,215)	(8,600)
Offset	10,365	10,608	10,365	10,608
Consolidation	734	863	702	781
Amount recognized	**3,038**	**2,872**	**2,154**	**1,622**

In accordance with IAS 12, deferred tax assets and liabilities are offset if, and only if, they relate to income taxes levied by the same taxation authority and relate to the same tax period.

The tax income from continuing operations of €162 million reported for 2006 (previous year: expense of €571 million) was €848 million (previous year: €50 million) lower than the expected tax expense of €686 million that would have resulted from application of a tax rate applicable to undistributed profits of 38.3% to the profit before tax of the Group.

RECONCILATION OF EXPECTED TO EFFECTIVE INCOME TAX

€ million	2006	2005
Profit before tax from continuing operations	1,793	1,621
Expected income tax expense (tax rate 38.3%; previous year: 38.3%)	**686**	**621**
Reconciliation:		
Effect of different tax rates outside Germany	– 489	– 183
Proportion of taxation relating to:		
tax-exempt income	– 106	– 146
expenses not deductible for tax purposes	214	237
effects of loss carryforwards and tax credits	228	– 7
temporary differences for which no deferred taxes were recognized	290	119
Tax credits	– 1,081	– 62
Prior-period current tax expense	9	– 24
Effect of tax rate changes	22	10
Other taxation changes	65	6
Effective income tax income/expense from continuing operations	**– 162**	**571**
Effective tax rate from continuing operations (%)	–	35.2

[9] EARNINGS PER SHARE

Basic earnings per share are calculated by dividing profit attributable to shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares outstanding during the reporting period. Earnings per share are diluted by "potential shares". These include stock options, although these are only dilutive if they result in the issuance of shares at a value below the average market price of the shares. The fifth, sixth and seventh tranches of the stock option plan were dilutive.

	Ordinary		Preferred	
Quantity	2006	2005	2006	2005
Weighted average number of shares outstanding – basic	282,525,488	279,126,053	105,238,280	105,238,280
Dilutive potential ordinary shares from the stock option plan	1,998,986	–	–	–
Weighted average number of shares outstanding – diluted	284,524,474	279,126,053	105,238,280	105,238,280

€ million	2006	2005
Profit after tax	2,750	1,120
Minority interests	1	0
Profit attributable to shareholders of Volkswagen AG	2,749	1,120
Basic earnings attributable to ordinary shares	1,998	809
of which from: continuing operations	1,420	758
discontinued operations	578	51
Basic earnings attributable to preferred shares	751	311
of which from: continuing operations	534	291
discontinued operations	217	20
Diluted earnings attributable to ordinary shares	2,002	809
of which from: continuing operations	1,423	758
discontinued operations	579	51
Diluted earnings attributable to preferred shares	747	311
of which from: continuing operations	531	291
discontinued operations	216	20

€	2006	2005
Basic earnings per ordinary share	7.07	2.90
of which from: continuing operations	5.03	2.71
discontinued operations	2.04	0.19
Basic earnings per preferred share	7.13	2.96
of which from: continuing operations	5.07	2.77
discontinued operations	2.06	0.19
Diluted earnings per ordinary share	7.04	2.90
of which from: continuing operations	5.00	2.71
discontinued operations	2.04	0.19
Diluted earnings per preferred share	7.10	2.96
of which from: continuing operations	5.05	2.77
discontinued operations	2.05	0.19

Balance Sheet Disclosures

[10] INTANGIBLE ASSETS

CHANGES IN INTANGIBLE ASSETS
BETWEEN JANUARY 1 AND DECEMBER 31, 2005

€ million	Concessions, industrial and similar rights and licenses in such rights and assets	Goodwill	Capitalized costs for products under development	Capitalized development costs for products currently in use	Other intangible assets	Total
Historical cost						
Balance at Jan. 1, 2005	**51**	**225**	**1,642**	**8,533**	**1,113**	**11,564**
Foreign exchange differences	4	8	29	144	20	205
Changes in consolidated Group	–	–	–	–	4	4
Additions	8	5	1,071	361	186	1,631
Transfers	3	–	–1,024	1,016	24	19
Disposals	3	–	3	514	64	584
Balance at Dec. 31, 2005	**63**	**238**	**1,715**	**9,540**	**1,283**	**12,839**
Amortization and impairment						
Balance at Jan. 1, 2005	**44**	**–**	**81**	**3,337**	**612**	**4,074**
Foreign exchange differences	4	–	–	60	15	79
Changes in consolidated Group	–	–	–	–	0	0
Additions to cumulative amortization	7	–	–	1,316	165	1,488
Additions to cumulative impairment losses	1	–	5	117	0	123
Transfers	1	–	–	–	1	2
Disposals	3	–	–	511	81	595
Balance at Dec. 31, 2005	**54**	**–**	**86**	**4,319**	**712**	**5,171**
Carrying amount at Dec. 31, 2005	**9**	**238**	**1,629**	**5,221**	**571**	**7,668**

Sensitivity analyses have shown that it is unnecessary to recognize impairment losses on goodwill and indefinite-lived intangible assets, including where realistic variations are applied to key assumptions.

CHANGES IN INTANGIBLE ASSETS
BETWEEN JANUARY 1 AND DECEMBER 31, 2006

€ million	Concessions, industrial and similar rights, and licenses in such rights and assets	Goodwill	Capitalized costs for products under development	Capitalized development costs for products currently in use	Other intangible assets	Total
Historical cost Balance at Jan. 1, 2006	**63**	**238**	**1,715**	**9,540**	**1,283**	**12,839**
Foreign exchange differences	-2	8	5	0	-8	3
Changes in consolidated Group	25	-51	–	–	-136	-162
Additions	3	–	1,198	280	167	1,648
Transfers	2	–	-1,042	1,042	17	19
Disposals	28	–	4	716	37	785
Balance at Dec. 31, 2006	**63**	**195**	**1,872**	**10,146**	**1,286**	**13,562**
Amortization and impairment Balance at Jan. 1, 2006	**54**	–	**86**	**4,319**	**712**	**5,171**
Foreign exchange differences	-2	–	–	5	-6	-3
Changes in consolidated Group	25	–	–	–	-102	-77
Additions to cumulative amortization	5	–	–	1,363	174	1,542
Additions to cumulative impairment losses	1	–	31	432	50	514
Transfers	2	–	-1	1	2	4
Disposals	28	–	3	715	36	782
Balance at Dec. 31, 2006	**57**	–	**113**	**5,405**	**794**	**6,369**
Carrying amount at Dec. 31, 2006	**6**	**195**	**1,759**	**4,741**	**492**	**7,193**

Of the total research and development costs incurred in 2006, €1,478 million (previous year: €1,432 million) met the criteria for capitalization under IFRSs.

The following amounts were recognized as expenses:

€ million	2006	2005
Research and non-capitalized development costs	2,762	2,643
Amortization of development costs	1,826	1,438
Research and development costs recognized in the income statement	**4,588**	**4,081**

[11] PROPERTY, PLANT AND EQUIPMENT

CHANGES IN PROPERTY, PLANT AND EQUIPMENT
BETWEEN JANUARY 1 AND DECEMBER 31, 2005

€ million	Land, land rights and buildings, including buildings on third-party land	Technical equipment and machinery	Other equipment, operating and office equipment	Payments on account and assets under construction	Total
Historical cost					
Balance at Jan. 1, 2005	**13,357**	**23,633**	**29,198**	**1,574**	**67,762**
Foreign exchange differences	257	604	602	54	1,517
Changes in consolidated Group	7	1	4	–	12
Additions	227	724	2,216	1,078	4,245
Transfers	149	639	544	–1,349	–17
Disposals	100	1,076	1,444	27	2,647
Balance at Dec. 31, 2005	**13,897**	**24,525**	**31,120**	**1,330**	**70,872**
Depreciation and impairment					
Balance at Jan. 1, 2005	**6,279**	**16,556**	**21,130**	**2**	**43,967**
Foreign exchange differences	105	413	434	–	952
Changes in consolidated Group	2	1	2	–	5
Additions to cumulative depreciation	472	1,831	2,910	–	5,213
Additions to cumulative impairment losses	16	118	112	0	246
Transfers	1	–14	15	–2	0
Disposals	54	1,023	1,300	–	2,377
Reversal of impairment losses	–1	–17	–	–	–18
Balance at Dec. 31, 2005	**6,820**	**17,865**	**23,303**	**0**	**47,988**
Carrying amount at Dec. 31, 2005	**7,077**	**6,660**	**7,817**	**1,330**	**22,884**
of which assets leased under finance lease contracts Carrying amount at Dec. 31, 2005	184	1	20	–	205

CHANGES IN PROPERTY, PLANT AND EQUIPMENT
BETWEEN JANUARY 1 AND DECEMBER 31, 2006

€ million	Land, land rights and buildings, including buildings on third-party land	Technical equipment and machinery	Other equipment, operating and office equipment	Payments on account and assets under construction	Total
Historical cost					
Balance at Jan. 1, 2006	**13,897**	**24,525**	**31,120**	**1,330**	**70,872**
Foreign exchange differences	-38	-59	-180	-11	-288
Changes in consolidated Group	-61	-12	-261	-15	-349
Additions	338	585	1,439	1,234	3,596
Transfers	133	397	449	-997	-18
Disposals	128	898	1,256	23	2,305
Balance at Dec. 31, 2006	**14,141**	**24,538**	**31,311**	**1,518**	**71,508**
Depreciation and impairment					
Balance at Jan. 1, 2006	**6,820**	**17,865**	**23,303**	**0**	**47,988**
Foreign exchange differences	-32	-39	-127	0	-198
Changes in consolidated Group	-22	-6	-192	–	-220
Additions to cumulative depreciation	480	1,814	2,965	–	5,259
Additions to cumulative impairment losses	47	63	353	10	473
Transfers	-4	6	-3	-3	-4
Disposals	69	877	1,153	–	2,099
Reversal of impairment losses	-6	-25	0	–	-31
Balance at Dec. 31, 2006	**7,214**	**18,801**	**25,146**	**7**	**51,168**
Carrying amount at Dec. 31, 2006	**6,927**	**5,737**	**6,165**	**1,511**	**20,340**
of which assets leased under finance lease contracts Carrying amount at Dec. 31, 2006	203	1	16	–	220

Government grants of €47 million (previous year: €44 million) were deducted from the cost of property, plant and equipment. Call options on buildings and plant leased under the terms of finance leases exist in most cases, and are normally exercised. Interest rates on the leases vary between 2.9% and 11.0%, depending on the market and the date of inception of the lease. Future finance lease payments due, and their present values, are shown in the following table:

€ million	2007	2008 – 2011	from 2012	Total
Finance lease payments	31	110	149	290
Interest component of finance lease payments	15	36	23	74
Carrying amount/present value	**16**	**74**	**126**	**216**

For assets leased under operating leases, payments recognized in the income statement amounted to €367 million in the year under review (previous year: €315 million).

[12] LEASING AND RENTAL ASSETS AND INVESTMENT PROPERTY

€ million	Leasing and rental assets	Investment property	Total
Historical cost			
Balance at Jan. 1, 2005	**10,965**	**332**	**11,297**
Foreign exchange differences	1,117	2	1,119
Changes in consolidated Group	0	–	0
Additions	8,131	7	8,138
Transfers	–	–2	–2
Disposals	7,532	24	7,556
Balance at Dec. 31, 2005	**12,681**	**315**	**12,996**
Depreciation and impairment			
Balance at Jan. 1, 2005	**2,481**	**150**	**2,631**
Foreign exchange differences	294	0	294
Changes in consolidated Group	0	–	0
Additions to cumulative depreciation	1,586	7	1,593
Additions to cumulative impairment losses	33	–	33
Transfers	–	–1	–1
Disposals	1,565	8	1,573
Reversal of impairment losses	–30	–	–30
Balance at Dec. 31, 2005	**2,799**	**148**	**2,947**
Carrying amount at Dec. 31, 2005	**9,882**	**167**	**10,049**

€ million	Leasing and rental assets	Investment property	Total
Historical cost			
Balance at Jan. 1, 2006	**12,681**	**315**	**12,996**
Foreign exchange differences	–939	–1	–940
Changes in consolidated Group	–2,302	–	–2,302
Additions	4,839	5	4,844
Transfers	–	–1	–1
Disposals	3,801	18	3,819
Balance at Dec. 31, 2006	**10,478**	**300**	**10,778**
Depreciation and impairment			
Balance at Jan. 1, 2006	**2,799**	**148**	**2,947**
Foreign exchange differences	–245	0	–245
Changes in consolidated Group	–126	–	–126
Additions to cumulative depreciation	1,582	8	1,590
Additions to cumulative impairment losses	16	–	16
Transfers	–	0	0
Disposals	1,433	9	1,442
Reversal of impairment losses	–1	–	–1
Balance at Dec. 31, 2006	**2,592**	**147**	**2,739**
Carrying amount at Dec. 31, 2006	**7,886**	**153**	**8,039**

Leasing and rental assets include assets leased out under the terms of operating leases.

Investment property includes apartments rented out and leased dealerships, with a fair value of €434 million (previous year: €446 million). Operating expenses of €48 million (previous year: €47 million) were incurred for the maintenance of investment property in use. Expenses of €2 million (previous year: €1 million) were incurred for unused investment property.

The following payments from non-canceable leases and rental agreements are expected to be received over the coming years:

€ million	2007	2008–2011	from 2012	Total
	1,260	1,234	40	2,534

[13] INVESTMENTS IN GROUP COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD AND OTHER EQUITY INVESTMENTS

€ million	Investments in Group companies accounted for using the equity method	Other equity investments	Total
Historical cost			
Balance at Jan. 1, 2005	**4,351**	**476**	**4,827**
Foreign exchange differences	62	10	72
Changes in consolidated Group	–	1	1
Additions	465	142	607
Transfers	72	–72	0
Disposals	562	39	601
Reversal of impairment losses	–	2	2
Balance at Dec. 31, 2005	**4,388**	**520**	**4,908**
Impairment losses			
Balance at Jan. 1, 2005	**130**	**183**	**313**
Foreign exchange differences	2	1	3
Changes in consolidated Group	–	–	–
Additions to cumulative impairment losses	64	4	68
Transfers	–	–	–
Disposals	0	4	4
Reversal of impairment losses	–6	0	–6
Balance at Dec. 31, 2005	**190**	**184**	**374**
Carrying amount at Dec. 31, 2005	**4,198**	**336**	**4,534**

€ million	Investments in Group companies accounted for using the equity method	Other equity investments	Total
Historical cost			
Balance at Jan. 1, 2006	**4,388**	**520**	**4,908**
Foreign exchange differences	−30	0	−30
Changes in consolidated Group	–	−44	−44
Additions	3,022	160	3,182
Transfers	14	−14	–
Disposals	374	9	383
Reversal of impairment losses	–	0	0
Balance at Dec. 31, 2006	**7,020**	**613**	**7,633**
Impairment losses			
Balance at Jan. 1, 2006	**190**	**184**	**374**
Foreign exchange differences	−3	1	−2
Changes in consolidated Group	–	−17	−17
Additions to cumulative impairment losses	1	35	36
Transfers	–	–	–
Disposals	42	0	42
Reversal of impairment losses	−2	–	−2
Balance at Dec. 31, 2006	**144**	**203**	**347**
Carrying amount at Dec. 31, 2006	**6,876**	**410**	**7,286**

The investments in companies accounted for using the equity method include joint ventures in the amount of €2,859 million (previous year: €2,800 million).

Significant joint ventures and associates are detailed in the listing of significant Group companies at the end of the notes to the consolidated financial statements.

[14] NONCURRENT AND CURRENT FINANCIAL SERVICES RECEIVABLES

€ million	current	noncurrent	Carrying amount Dec. 31, 2006	Fair value Dec. 31, 2006	current	noncurrent	Carrying amount Dec. 31, 2005	Fair value Dec. 31, 2005
Receivables from financing business								
customer financing	9,245	17,473	26,718	26,911	9,034	16,562	25,596	25,642
dealer financing	8,897	726	9,623	9,763	8,537	745	9,282	9,282
direct banking	96	164	260	255	77	104	181	179
	18,238	**18,363**	**36,601**	**36,929**	**17,648**	**17,411**	**35,059**	**35,103**
Receivables from operating lease business	81	–	81	81	79	–	79	79
Receivables from finance leases	5,107	8,087	13,194	13,490	4,685	7,547	12,232	12,225
	23,426	**26,450**	**49,876**	**50,500**	**22,412**	**24,958**	**47,370**	**47,407**

Noncurrent receivables from the customer financing business mainly bear fixed interest at rates of between 0.9% and 20.4%, depending on the market concerned.

They have terms of up to 84 months. The noncurrent portion of dealer financing is granted at interest rates of between 1.5% and 13.9%, depending on the country.

The receivables from customer and dealer financing are secured by vehicles or real property liens.

The receivables from dealer financing include an amount of €162 million (previous year: €85 million) receivable from affiliated companies.

The receivables from finance leases – almost entirely in respect of vehicles – are expected to generate the following cash flows:

€ million	2007	2008–2011	from 2012	Total
Future payments from finance lease receivables	5,583	8,767	13	14,363
Unearned finance income from finance leases (discounting)	–476	–691	–2	–1,169
Carrying amount of receivables from finance leases	5,107	8,076	11	13,194
Present value of unguaranteed residual values	–	–	–	–
Present value of minimum lease payments outstanding at the balance sheet date	**5,107**	**8,076**	**11**	**13,194**

Outstanding finance lease receivables are reduced by valuation allowances of €232 million (previous year: €201 million).

[15] NONCURRENT AND CURRENT OTHER RECEIVABLES AND FINANCIAL ASSETS

€ million	current	noncurrent	Carrying amount Dec. 31, 2006	Fair value Dec. 31, 2006	current	noncurrent	Carrying amount Dec. 31, 2005	Fair value Dec. 31, 2005
Other receivables from								
affiliated companies	123	12	135	135	255	11	266	266
joint ventures	1,395	415	1,810	1,810	1,247	566	1,813	1,819
associates	14	–	14	14	17	–	17	17
other investees and investors	7	118	125	124	16	125	141	140
Recoverable income taxes	1,048	12	1,060	1,060	1,155	30	1,185	1,186
Positive fair values of derivatives	1,278	691	1,969	1,969	401	769	1,170	1,170
Other assets	1,707	750	2,457	2,457	1,765	769	2,534	2,520
	5,572	**1,998**	**7,570**	**7,569**	**4,856**	**2,270**	**7,126**	**7,118**

Other assets include plan assets to fund post-employment benefits in the amount of €61 million (previous year: €30 million).

There are no material restrictions on title or right of use in respect of other receivables and financial assets. Default risks are accounted for by means of valuation allowances. Allowances for doubtful accounts amounting to €234 million (previous year: €272 million) were recognized.

Other receivables and financial assets include loans to joint ventures, associates and other equity investments, and bear interest at rates of up to 21.6% (previous year: 14.8%).

Other receivables from affiliated companies include loans with terms of up to 13 years, which were lent at interest rates of between 2.9% and 4.8%.

Current other receivables are predominantly non-interest-bearing.

The positive fair values of derivatives relate to the following items:

€ million	Dec. 31, 2006	Dec. 31, 2005
Transactions for hedging against		
foreign currency risk from assets using fair value hedges	26	13
foreign currency risk from liabilities using fair value hedges	47	40
interest rate risk using fair value hedges	237	671
interest rate risk using cash flow hedges	74	88
foreign currency risk from future cash flows (cash flow hedges)	1,080	68
Hedging transactions	**1,464**	**880**
Assets arising from ineffective hedging derivatives	505	290
	1,969	**1,170**

Further details on derivative financial instruments as a whole are given in note 29 Financial instruments.

[16] TAX ASSETS

€ million	current	noncurrent	Carrying amount Dec. 31, 2006	current	noncurrent	Carrying amount Dec. 31, 2005
Deferred tax assets	–	3,038	3,038	–	2,872	2,872
Current tax receivables	261	1,030	1,291	317	–	317
	261	**4,068**	**4,329**	**317**	**2,872**	**3,189**

€1,469 million of the deferred tax assets are due within one year.

[17] INVENTORIES

€ million	Dec. 31, 2006	Dec. 31, 2005
Raw materials, consumables and supplies	2,061	2,163
Work in progress	1,343	1,355
Finished goods and purchased merchandise	9,050	9,100
Payments on account	9	25
	12,463	**12,643**

Of the total inventories, €1,932 million (previous year: €2,373 million) is recognized at net realizable value. The production cost of inventories was recognized as an expense and included in cost of sales in the amount of €83,457 (previous year: €74,550). Valuation allowances recognized as expenses in the reporting period amounted to €225 million (previous year: €277 million).

[18] TRADE RECEIVABLES

€ million	Dec. 31, 2006	Dec. 31, 2005
Trade receivables from		
third parties	4,594	5,252
affiliated companies	210	151
joint ventures	194	176
associates	39	52
other investees and investors	12	7
	5,049	**5,638**

The fair values of the trade receivables correspond to the carrying amounts. Valuation allowances of €97 million (previous year: €116 million) were recognized.

[19] MARKETABLE SECURITIES

The marketable securities serve to safeguard liquidity. Marketable securities are quoted, mainly short-term fixed-income securities, and shares.

[20] CASH AND CASH EQUIVALENTS

€ million	Dec. 31, 2006	Dec. 31, 2005
Bank balances	9,212	7,750
Checks, cash-in-hand and call deposits	155	213
	9,367	**7,963**

Bank balances are held at various banks in different currencies.

[21] EQUITY

€ million	Subscribed capital	Capital reserves	Retained earnings: Accumulated profit	Retained earnings: Currency translation reserve	Retained earnings: Reserve for actuarial gains and losses	Retained earnings: Reserve for cash flow hedges	Retained earnings: Fair value reserve for securities	Equity attributable to shareholders of VW AG	Minority interests	Total equity
Balance at Jan. 1, 2005	**1,089**	**4,451**	**20,534**	**−2,401**	**−1,090**	**84**	**–**	**22,667**	**47**	**22,714**
Capital increase	4	62	–	–	–	–	–	66	–	66
Dividend payment	–	–	409	–	–	–	–	409	5	414
Recognized income and expense	–	–	1,120	956	−1,231	−410	248	683	2	685
Deferred taxes	–	–	–	–	469	194	−76	587	–	587
Other changes	–	–	6	–	–	–	–	6	3	9
Balance at Dec. 31, 2005	**1,093**	**4,513**	**21,251**	**−1,445**	**−1,852**	**−132**	**172**	**23,600**	**47**	**23,647**
Balance at Jan. 1, 2006	**1,093**	**4,513**	**21,251**	**−1,445**	**−1,852**	**−132**	**172**	**23,600**	**47**	**23,647**
Capital change	−89	429	–	–	–	–	–	340	–	340
Dividend payment	–	–	450	–	–	–	–	450	1	451
Recognized income and expense	–	–	2,749	−250	318	1,083	85	3,985	1	3,986
Deferred taxes	–	–	–	–	−116	−449	−15	−580	–	−580
Other changes	–	–	−1	–	10	–	–	9	8	17
Balance at Dec. 31, 2006	**1,004**	**4,942**	**23,549**	**−1,695**	**−1,640**	**502**	**242**	**26,904**	**55**	**26,959**

The subscribed capital of Volkswagen AG is denominated in euros. The shares are no-par value bearer shares. Each share has a notional value of €2.56. As well as ordinary shares, there are preferred shares that entitle the bearer to a €0.06 higher dividend than ordinary shares, but do not carry voting rights.

The subscribed capital is composed of 286,980,067 no-par value ordinary shares and 105,238,280 preferred shares, and amounts to €1,004 million (previous year: €1,093 million). Volkswagen AG retired 41,719,353 treasury shares (€106,801,543.68) in fiscal year 2006. 6,769,620 (€17,330,227.20) new ordinary shares were issued from the exercise of convertible bonds under the stock option plan.

CHANGE IN ORDINARY SHARES AND SUBCRIBED CAPITAL

	Shares 2006	Shares 2005	€ 2006	€ 2005
Balance at January 1	**427,168,080**	**425,528,220**	**1,093,550,285**	**1,089,352,243**
Retirement of ordinary treasury shares	41,719,353	–	106,801,544	–
Issued shares (stock option plan)	6,769,620	1,639,860	17,330,227	4,198,042
Balance at December 31	**392,218,347**	**427,168,080**	**1,004,078,968**	**1,093,550,285**

Based on the resolution by the Annual General Meeting on April 22, 2004, authorized capital of up to €400 million, expiring on April 21, 2009, was approved for the issue of new ordinary bearer shares. In addition, based on the resolution by the Annual General Meeting on May 3, 2006, authorized capital of up to €90 million, expiring on May 2, 2011, was approved for the issue of new ordinary bearer shares. There is also contingent capital of €100 million for the issue of up to 39,062,500 ordinary and/or preferred shares. This contingent capital increase will be implemented only to the extent that the holders of convertible bonds issued before June 1, 2004 exercise their conversion rights.

The capital reserves comprise the share premium of a total of €4,616 million from the capital increases, the share premium of €219 million from the issue of bonds with warrants and an amount of €107 million appropriated on the basis of the simplified capital reduction. The capital increases in fiscal year 2006 resulted from the premium from the capital increase due to the exercise of conversion rights under the stock option plan. No amounts were withdrawn from the capital reserves.

STOCK OPTION PLAN

The Board of Management, with the consent of the Supervisory Board, exercised the authorization by the Annual General Meeting on June 19, 1997 to implement a stock option plan. Contingent capital of €4.1 million is available for this purpose. Additional contingent capital of €24.5 million has been created for the issue of ordinary shares based on the authorization by the Annual General Meeting on April 16, 2002. The contingent capital increase will be implemented only to the extent that the holders of the convertible bonds issued on the basis of the authorization by the Annual General Meeting to implement a stock option plan exercise their conversion rights.

The stock option plan entitles the beneficiaries – the Board of Management, Group senior executives and management, as well as employees of Volkswagen AG for whom remuneration is collectively agreed – to purchase options on shares of Volkswagen AG by subscribing for convertible bonds at a price of €2.56 each. Each bond is convertible into ten ordinary shares.

The convertible bonds are measured at fair value at the date of grant to the employees. The convertible bonds measured at fair value are recognized in personnel expenses and in equity.

With the consent of the Supervisory Board, the Board of Management implemented the eighth tranche of the stock option plan in fiscal year 2006. The initial conversion price of the eighth tranche, reflecting the price of Volkswagen shares at the time the resolution was adopted in 2006, was set at €58.18 per Volkswagen ordinary share. It will increase in each of the following years by five percentage points. After a 24-month vesting period, the conversion rights can be exercised between July 8, 2008 and June 30, 2011. The conversion price will be €64.00 for the first conversion period starting on July 8, 2008.

The conversion prices and periods following the expiration of the first two tranches are shown in the following table: The information on the third tranche is presented as data for fiscal year 2006, although this tranche has now also expired.

CONVERSION PRICES AND PERIODS FOR EACH
TRANCHES OF THE STOCK OPTION PLAN

€	3rd tranche	4th tranche	5th tranche	6th tranche	7th tranche	8th tranche
Base conversion price per share	59.43	51.52	36.54	38.68	37.99	58.18
Conversion price						
as from July 14, 2003	65.37					
as from publication of interim report as of September 30, 2003	68.34					
as from June 19, 2004		56.67				
as from publication of interim report as of September 30, 2004	71.32	59.25				
as from July 12, 2005			40.19			
as from publication of interim report as of September 30, 2005	74.29	61.82	42.02			
as from July 10, 2006				42.55		
as from publication of interim report as of September 30, 2006		64.40	43.85	44.48		
as from July 9, 2007					41.79	
as from publication of interim report as of September 30, 2007			45.68	46.42	43.69	
as from July 8, 2008						64.00
as from publication of interim report as of September 30, 2008				48.35	45.59	66.91
as from publication of interim report as of September 30, 2009					47.49	69.82
as from publication of interim report as of September 30, 2010						72.73
Beginning of conversion period	July 14, 2003	June 19, 2004	July 12, 2005	July 10, 2006	July 9, 2007	July 8, 2008
End of conversion period	July 6, 2006	June 11, 2007	July 4, 2008	July 2, 2009	July 1, 2010	June 30, 2011

The total value at December 31, 2006 of the convertible bonds issued at €2.56 per convertible bond was €2,109,539.84 (= 824,039 bonds), conveying the right to purchase 8,240,390 ordinary shares. The liabilities from convertible bonds are recognized under other liabilities. In fiscal year 2006, 667,085 convertible bonds with a value of €1,707,737.60 were returned after expiration of the third tranche and by employees who have since left the Company.

676,962 conversion rights from the fourth, fifth and sixth tranches with a nominal value of €1,733,022.72 have been exercised. 6,769,620 shares with a notional value of €17,330,227.20 were thus issued.

Changes in the rights to stock options granted (third to eighth tranches) are shown in the following table:

	Nominal value of convertible bonds €	Number of conversion rights Rights	Number of potential ordinary shares Shares
Balance at January 1, 2006	**4,751,124.48**	**1,855,908**	**18,559,080**
In fiscal year			
granted	799,175.68	312,178	3,121,780
exercised	1,733,022.72	676,962	6,769,620
returned	1,707,737.60	667,085	6,670,850
Balance at December 31, 2006	**2,109,539.84**	**824,039**	**8,240,390**

MEASUREMENT OF CONVERTIBLE BONDS IN THE FIFTH TO EIGHT TRANCHES

Those convertible bonds granted after publication of the draft IFRS 2 on November 7, 2002 were measured in accordance with the transitional provisions of IFRS 2.

The fair value of the convertible bonds is estimated using a binomial option pricing model based on the issuance and conversion conditions described above. In terms of the optionees' conversion behavior, it was assumed that they will convert when the share price is 50% higher than the conversion price. Historical and implied volatilities based on the expected remaining term of the conversion rights were used to estimate the fair value of the convertible bonds. The assumptions used and the fair value estimated are presented in the following table:

	5th tranche	6th tranche	7th tranche	8th tranche
Volatility (%)	27.50	27.50	27.50	27.50
Risk-free rate (%)	3.00	3.49	2.57	3.77
Dividends (%)	3.20	3.20	3.20	3.20
Fair value per convertible bond (€)	48.25	39.66	48.71	63.49

The fair value of the convertible bonds is recognized ratably as a personnel expense over the two-year vesting period. This produced expenses of €15 million in 2006.

Changes in the number of convertible bonds in issue and their exercise prices are shown in the following table:

	Average excercise price per convertible bond* €	Convertible bonds Quantity
Balance at January 1, 2006	**421.48**	**824,137**
In fiscal year		
granted	640.00	312,178
returned	436.28	4,717
exercised	426.67	428,524
Balance at December 31, 2006	**519.72**	**703,074**
of which available for exercise	442.23	95,487

* Conversion price per ten shares.

For 775,072 convertible bonds, the average conversion price increased by €40.60 in 2006.

2006	Exercise price per convertible bond* €	Convertible bonds Quantity
5th tranche	438.50	38,919
6th tranche	444.80	56,568
7th tranche	417.90	295,719
8th tranche	640.00	311,868
		703,074

* Conversion price per ten shares.

428,524 convertible bonds were converted in fiscal year 2006 at a weighted average share price on exercise of €664.21.

DIVIDEND PROPOSAL

In accordance with section 58(2) of the German Stock Corporation Act (AktG), the dividend payment by Volkswagen AG is based on the net retained profits reported in the annual financial statements of Volkswagen AG. Based on the annual financial statements of Volkswagen AG, net retained profits of €506 million are eligible for distribution. The Board of Management and Supervisory Board of Volkswagen AG will propose to the Annual General Meeting that a dividend of €1.25 per ordinary share and €1.31 per preferred share be paid, for a total of €497 million, and that the remaining amount of €9 million be carried forward to new account.

MINORITY INTERESTS

The minority interests in equity are attributable primarily to shareholders of AUDI AG.

[22] NONCURRENT AND CURRENT FINANCIAL LIABILITIES

The details of noncurrent and current financial liabilities are presented in the following table:

€ million	current	noncurrent	Carrying amount Dec. 31, 2006	current	noncurrent	Carrying amount Dec. 31, 2005
Bonds	7,492	19,177	26,669	7,778	20,448	28,226
Commercial paper and notes	8,153	3,310	11,463	7,584	4,421	12,005
Liabilities to banks	5,225	2,864	8,089	6,564	2,748	9,312
Deposits from direct banking business	7,713	1,114	8,827	7,499	1,236	8,735
Loans	1,267	2,069	3,336	1,172	1,977	3,149
Bills of exchange	0	–	0	14	–	14
Finance lease liabilities	16	200	216	99	181	280
Financial liabilities to						
affiliated companies	125	–	125	268	3	271
joint ventures	25	–	25	6	–	6
associates	4	–	4	3	–	3
Other investees and investors	3	–	3	5	–	5
	30,023	**28,734**	**58,757**	**30,992**	**31,014**	**62,006**

Of the liabilities reported in the consolidated balance sheet, a total of €389 million is secured, for the most part by real estate liens.

The amounts payable to affiliated companies, joint ventures and associates are subject to market interest rates of up to 7.4%.

Asset-backed securities transactions amounting to €12,216 million (previous year: €12,782 million) entered into to refinance the financial services business are included in bonds, commercial paper and notes, and liabilities from loans. Receivables of €13,867 million (previous year: €14,731 million) from the customer financing and leasing businesses are pledged as collateral.

The terms of the bonds, commercial paper and notes, liabilities to banks and loans, together with their carrying amounts and fair values, are shown in the following table:

Currency	Interest terms	Interest lock-in ending	Weighted interest rate, based on carrying amount	Nominal amount	Carrying amount at Dec. 31, 2006 in € million			
				€ million	< 1 year	1-5 years	> 5 years	Total
AUD	floating/fixed	< 1 year	5.7%	270	268	–	–	268
BRL	floating/fixed	< 1 year	9.9%	315	315	–	–	315
CZK	floating/fixed	< 1 year	2.9%	384	384	–	–	384
EUR	floating/fixed	< 1 year	3.5%	25,903	17,789	7,907	126	25,822
GBP	floating/fixed	< 1 year	5.3%	1,788	1,789	–	–	1,789
JPY	floating/fixed	< 1 year	0.7%	520	473	48	–	521
MXN	floating/fixed	< 1 year	8.8%	427	427	–	–	427
SEK	floating/fixed	< 1 year	3.0%	702	647	55	–	702
TRY	floating/fixed	< 1 year	15.9%	178	178	–	–	178
USD	floating/fixed	< 1 year	4.9%	2,215	2,215	–	–	2,215
BRL	fixed	1–5 years	12.9%	1,913	1,016	896	–	1,912
CZK	fixed	1–5 years	3.4%	161	–	161	–	161
EUR	fixed	1–5 years	4.1%	7,992	314	7,586	52	7,952
JPY	fixed	1–5 years	0.9%	1,596	495	1,099	–	1,594
MXN	fixed	1–5 years	6.0%	361	–	361	–	361
NOK	fixed	1–5 years	5.0%	61	–	61	–	61
TRY	fixed	1–5 years	13.4%	101	–	101	–	101
USD	fixed	1–5 years	4.8%	2,761	831	1,930	–	2,761
AUD	floating	1–5 years	6.6%	60	–	60	–	60
CZK	floating	1–5 years	3.1%	73	–	73	–	73
EUR	floating	1–5 years	3.7%	406	11	395	–	406
MXN	floating	1–5 years	8.1%	187	–	187	–	187
USD	floating	1–5 years	4.4%	2,655	1,479	1,176	–	2,655
EUR	fixed	> 5 years	5.1%	3,067	10	44	3,000	3,054
JPY	fixed	> 5 years	1.8%	87	1	5	78	84
USD	floating	> 5 years	4.4%	2,146	904	1,203	39	2,146
Other				2,552	477	216	1,875	2,568
Total financial liabilities				**58,881**	**30,023**	**23,564**	**5,170**	**58,757**
Fair value at Dec. 31, 2006								**58,817**
Fair value at Dec. 31, 2005								**62,015**

Plan assets consist of the following components:

%	2006	2005
Equities	42.9	42.1
Fixed-income securities	48.3	47.7
Cash	4.6	3.1
Real estate	3.4	3.4
Other	0.8	3.7

The following amounts were recognized in the income statement:

€ million	2006	2005
Current service cost	400	340
Interest cost	709	714
Expected return on plan assets	156	152
Past service cost	16	32
Gains from plan curtailments and settlements	5	39
Losses as a result of application of limit under IAS 19.58(b)	5	14
Net income and expenses recognized in profit or loss	**969**	**909**

The above amounts are generally included in the personnel costs of the functions in the income statement. Interest cost on pension provisions and the expected return on plan assets are presented in finance costs (note 6).

The net liability recgonized in the balance sheet has changed as follows:

€ million	2006	2005
Net liability recognized in the balance sheet at January 1	**13,973**	**12,558**
Changes in consolidated Group	-62	-10
Net expense recognized in the income statement	969	909
Benefit payments from company assets and contributions to funds	835	733
Actuarial gains/losses	-318	1,231
Other changes	82	6
Foreign exchange differences	-16	12
Net liability recognized in the balance sheet at December 31	**13,793**	**13,973**

The experience adjustments, meaning differences between changes in assets and obligations expected on the basis of actuarial assumptions and actual changes in those assets and obligations, are shown in the following table:

€ million	2006	2005	2004
Differences between expected and actual developments:			
as % of fair value of the obligation	0.03	0.25	2.63
as % of fair value of plan assets	2.57	2.12	-0.27

Calculation of the pension provisions was based on the following assumptions:

%	Germany 2006	Germany 2005	Abroad 2006	Abroad 2005
Discount rate at December 31	4.50	4.25	2.00 – 11.50	1.00 – 13.00
Expected return on plan assets	5.00	5.00	4.50 – 11.05	4.50 – 16.11
Salary trend	1.50 – 2.00	1.50 – 2.25	1.50 – 5.86	1.50 – 7.50
Pension trend	1.00 – 1.25	1.00 – 1.50	1.70 – 5.10	1.70 – 5.24
Employee turnover rate	1.00 – 2.00	1.40	3.00 – 7.00	1.68 – 7.00
Annual increase in healthcare costs	–	–	4.50 – 7.75	5.00 – 6.50

[26] NONCURRENT AND CURRENT OTHER PROVISIONS

€ million	Obligations arising from sales	Employee expenses	Other provisions	Total
Balance at January 1, 2005	**7,412**	**1,938**	**2,187**	**11,537**
Foreign exchange differences	204	31	143	378
Changes in consolidated Group	0	–4	–15	–19
Utilized	3,792	611	580	4,983
Additions/New provisions	4,747	986	1,160	6,893
Interest cost	124	22	2	148
Reversals	497	57	276	830
Balance at January 1, 2006	**8,198**	**2,305**	**2,621**	**13,124**
Foreign exchange differences	–139	–14	–51	–204
Changes in consolidated Group	–2	–48	–76	–126
Utilized	4,004	849	695	5,548
Additions/New provisions	5,364	2,357	1,700	9,421
Interest cost	120	29	5	154
Reversals	385	100	335	820
Balance at December 31, 2006	**9,152**	**3,680**	**3,169**	**16,001**

The obligations arising from sales contain provisions covering all risks relating to the sale of vehicles, components and genuine parts through to the disposal of end-of-life vehicles. They primarily comprise warranty claims, calculated on the basis of losses to date and estimated future losses. They also include provisions for discounts, bonuses and similar allowances incurred after the balance sheet date, but for which there is a legal or constructive obligation attributable to sales revenue before the balance sheet date.

Provisions for employee expenses are recognized for long-service awards, time credits, the part-time scheme for employees near to retirement, severance payments and similar obligations, among other things.

Other provisions relate to a wide range of identifiable risks and uncertain obligations and are measured in the amount of the expected settlement value.

56% of the other provisions are expected to result in cash outflows in the following year, 35% between 2008 and 2011, and 9% thereafter.

[27] TRADE PAYABLES

€ million	Dec. 31, 2006	Dec. 31, 2005
Trade payables to		
third parties	8,081	8,354
affiliated companies	64	44
joint ventures	29	65
associates	6	6
other investees and investors	10	7
	8,190	**8,476**

Fair values of trade payables do not differ materially from the recognized carrying amounts.

Other Disclosures

[28] CASH FLOW STATEMENT

The cash and cash equivalents contained in the cash flow statement comprise only cash and cash equivalents reported in the balance sheet.

Cash flows are presented in the cash flow statement classified into cash flows from operating activities, investing activities and financing activities, irrespective of the format of the balance sheet.

Cash flows from operating activities are derived indirectly from profit before tax. Profit before tax is adjusted to eliminate noncash expenses (mainly depreciation and amortization) and income. This results in cash flows from operating activities after accounting for changes in working capital.

Investing activities include additions to property, plant and equipment, and noncurrent financial assets, as well as to capitalized development costs. The changes in leasing and rental assets and in financial services receivables are also included here.

Financing activities include outflows of funds from dividend payments and redemption of bonds, as well as inflows from the issue of bonds and changes in other financial liabilities.

The changes in balance sheet items that are presented in the cash flow statement cannot be derived directly from the balance sheet, as the effects of currency translation and changes in the consolidated Group are noncash transactions and are therefore eliminated.

The changes in cash and cash equivalents due to changes in the consolidated Group structure relate to cash and cash equivalents of initially consolidated and deconsolidated companies.

In 2006, cash flows from operating activities include interest received amounting to €3,879 million and interest paid amounting to €3,184 million. In addition, the share of profits and losses of Group companies accounted for using the equity method (note 5) includes dividends amounting to €139 million.

[29] FINANCIAL INSTRUMENTS

1. HEDGING POLICY AND FINANCIAL DERIVATIVES

During the course of its operating and financing activities, the Volkswagen Group is exposed to exchange rate and interest rate risk. Corporate policy is to limit or eliminate such risk by means of hedging. All necessary hedging transactions are executed or coordinated centrally by Group Treasury.

2. HEDGING RULES

General rules apply to the Group-wide foreign currency and interest rate hedging policy; these are oriented on the "Minimum Requirements for Risk Management by Credit Institutions". Hedging transactions are entered into with national and international counterparties whose prime creditworthiness is continually assessed by leading rating agencies.

2.1 FOREIGN CURRENCY RISK

Currency forwards, currency options, currency swaps and cross-currency swaps are used to limit the foreign currency risk. These transactions relate to the exchange rate hedging of all cash flows denominated in foreign currencies arising from operating activities, as well as to matching currencies for financing activities.

We hedge expected foreign-currency sales revenue and materials purchases by means of forward exchange transactions and currency options, depending on the market assessment. In 2006, hedging related primarily to the US dollar, sterling, the Swiss franc, the Japanese yen and the Swedish krone.

2.2 INTEREST RATE RISK

Interest rate risk, i.e. possible fluctuations in the value of a financial instrument due to changes in market interest rates, primarily affects medium- and long-term fixed-interest receivables and liabilities. Interest rate swaps, cross-currency swaps and other types of interest rate contracts are entered into to hedge against this risk, depending on market conditions. Interest rate risk is hedged by fair value and cash flow hedges using the hedging instruments described above. Intercompany financing arrangements are normally structured to match the maturities of their refinancing.

2.3 COMMODITY RISK

The Volkswagen Group is exposed to commodity risks relating to sharp price fluctuations and availability. It eliminates or limits these risks by entering into commodity futures transactions. Hedging relates to substantial volumes of the commodities aluminum and copper, as well as the precious metals platinum, rhodium and palladium.

NOTIONAL AMOUNT OF DERIVATIVES

€ million	Remaining term			Notional amount Total Dec. 31, 2006	Notional amount Total Dec. 31, 2005
	under one year	within one to five years	over five years		
Interest rate swaps	8,678	27,519	5,481	41,678	41,241
Interest rate option contracts	–	–	–	–	100
Cross-currency swaps	511	1,720	8	2,239	3,435
Currency forwards	15,780	5,507	–	21,287	19,610
Currency options	6,355	57	–	6,412	6,770
Currency swaps	2,154	–	–	2,154	2,291
Commodity futures contracts	552	1,287	–	1,839	416

The fair values of the derivatives are estimated using market data at the balance sheet date as well as by appropriate valuation techniques. The following term structures were used for the calculation:

in %	EUR	USD	GBP	JPY	CAD	SEK
Interest rate for six months	3.853	5.370	5.430	0.631	4.334	3.453
Interest rate for one year	4.028	5.329	5.582	0.753	4.310	3.744
Interest rate for five years	4.111	5.045	5.428	1.360	4.188	4.155
Interest rate for ten years	4.178	5.124	5.165	1.792	4.429	4.213

3. LIQUIDITY RISK

A liquidity forecast with a fixed planning horizon, unused lines of credit within the Volkswagen Group and globally available debt issuance programs safeguard liquidity at all times.

4. RISK OF DEFAULT

The risk of default arising from financial assets involves the risk of default by counterparties, and therefore comprises at a maximum the amount of the positive fair value receivable from them. The risk arising from primary financial instruments is accounted for by recognizing bad debt losses. Cash and capital investments and derivatives are only entered into with prime-rated counterparties. Risk is additionally limited by a limit system based on credit assessments by the international rating agencies.

[30] CONTINGENT LIABILITIES

€ million	Dec. 31, 2006	Dec. 31, 2005
Liabilities from guarantees	56	114
Liabilities from warranty contracts	893	32
Pledges on company assets as security for third-party liabilities	12	13
Other contingent liabilities	192	105
	1,153	**264**

The liabilities from warranty contracts relate primarily to compensation payments pledged during the course of the sale of the gedas group in the event that gedas does not achieve contractually agreed sales revenues.

In the course of the acquisition of a 100% equity interest in LeasePlan Corporation N.V., Amsterdam, and the subsequent sale of 50% of the shares to two co-investors, Volkswagen AG reached an agreement with the co-investors on put options entitling these investors to sell their shares to Volkswagen AG. These put options can be exercised (a) at any time or (b) under certain conditions within a fixed period. The price of the shares should be the higher of (a) the fair value of the shares as calculated by an expert using a standard valuation method, and (b) the co-investors' initial investment. The fair value of the put options is contained in Other liabilities.

The trust assets and liabilities of the savings and trust entities belonging to the South American subsidiaries not included in the consolidated balance sheet amount to €591 million (previous year: €775 million).

[31] LITIGATION

Neither Volkswagen AG nor any of its Group companies is party to any legal or arbitration proceedings that may have a material effect on the economic position of the Group, or have had such an effect within the last two years. Equally, no such proceedings are foreseeable. Appropriate provisions are established by the Group company concerned for any potential costs arising from other legal or arbitration proceedings pending, or the company has adequate insurance cover.

[32] CONTINGENT ASSETS

Current European court tax rulings may result in future benefits for the Group; the amount involved could be in the low hundreds of millions.

[33] OTHER FINANCIAL OBLIGATIONS

€ million	Payable 2007	Payable 2008–2011	Payable from 2012	Total Dec. 31, 2006	Total Dec. 31, 2005
Purchase commitments in respect of					
property, plant and equipment	1,185	419	–	1,604	2,001
intangible assets	171	38	–	209	222
investment property	0	–	–	0	0
Obligations from					
agreed loans	84	–	–	84	74
long-term leasing and rental contracts	217	648	1,061	1,926	2,068
Other financial obligations	109	66	4	179	141

[34] AUDITORS´ FEES RECOGNIZED AS EXPENSES

Under the provisions of the German Commercial Code (HGB), Volkswagen AG is obliged to disclose the audit fees of the Group auditors in Germany that are recognized as expenses.

€ thousand	2006	2005
Audits of financial statements	4,401	4,756
Other assurance or valuation services	186	292
Tax advisory services	384	289
Other services	2,219	1,889
	7,190	**7,226**

[35] TOTAL EXPENSE FOR THE PERIOD

€ million	2006	2005
Cost of materials		
Cost of raw materials, consumables and supplies, purchased merchandise and services	**66,935**	**62,620**
Personnel expenses		
Wages and salaries	14,240	11,825
Social security, post-employment and other employee benefit costs	3,160	2,971
	17,400	**14,796**

[36] AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

	2006	2005
Performance-related wage-earners	165,056	168,863
Time-rate wage-earners	47,635	48,352
Salaried staff	87,411	98,688
	300,102	**315,903**
Apprentices	8,337	7,928
	308,439	**323,831**
Vehicle-producing investments not fully consolidated	20,160	21,383
	328,599	**345,214**

[37] EVENTS AFTER THE BALANCE SHEET DATE

There were no significant events up to February 20, 2007.

[38] RELATED PARTY DISCLOSURES IN ACCORDANCE WITH IAS 24

Related parties as defined by IAS 24 are parties that the reporting entity has the ability to control or over which it can exercise significant influence, or parties that have the ability to control or exercise significant influence over the reporting entity.

On November 13, 2006, Dr. Ing. h.c. F. Porsche AG held 27.40% of the voting rights of Volkswagen AG and appointed two members of the Supervisory Board.

On January 20, 2007, the State of Lower Saxony held 20.26% of the voting rights of Volkswagen AG and also appointed two members of the Supervisory Board. Transactions with private companies owned by the State of Lower Saxony are conducted on an arm's length basis.

All business relationships with unconsolidated subsidiaries, joint ventures and associates are transacted on an arm's length basis.

Members of the Board of Management and Supervisory Board of Volkswagen AG are members of supervisory and management boards of other companies with which Volkswagen AG has relations in the normal course of business. All transactions with these companies are conducted on an arm's length basis.

The majority of the supplies and services transacted between fully consolidated companies of the Volkswagen Group and related parties (unconsolidated subsidiaries, joint ventures, associates, Porsche AG and other related parties) are presented in the following tables, although only material transactions are listed:

RELATED PARTIES

€ million	Interest in %	Supplies and services rendered 2006	2005	Supplies and services received 2006	2005
Audi Zentrum Berlin-Charlottenburg GmbH & Co. KG, Berlin	100	73	–	19	–
Automobile Rhein-Neckar GmbH, Mannheim	100	63	53	8	9
Autostadt GmbH, Wolfsburg	100	26	29	108	116
AVG Automobil Vertriebsgesellschaft mbH, Hanover	100	5	9	2	5
DFM Autofinanciering B.V., Amersfoort	100	–	–	–	–
Din Bil Göteborg Aktiebolag, Göteborg[2]	100	–	111	–	–
Din Bil Stockholm AB, Södertälje[2]	100	–	186	–	0
Din Bil Syd AB, Malmö[2]	100	–	74	–	–
Din Bil Sverige Aktiebolag, Södertälje	100	475	–	123	–
Eduard Winter Automobilbetriebe GmbH & Co. KG, Berlin	100	97	–	16	–
Osterkamp Automobile GmbH, Aurich	100	54	29	10	–
Volkswagen Coaching Gesellschaft mbH, Wolfsburg	100	94	97	121	140
Volkswagen Retail Leipzig GmbH, Leipzig	100	73	–	–	–
Volkswagen Retail Rhein-Main GmbH, Frankfurt am Main	100	93	–	–	–
Audi Zentrum Stuttgart GmbH & Co. KG, Stuttgart	51	101	87	25	8
Hahn + Lang Automobile GmbH & Co. KG, Stuttgart	51	106	169	15	39
VDF Holding A.S., Istanbul	51	–	–	–	–
VOLKSWAGEN DOGUS TÜKETICI FINANSMANI ANONIM SIRKETI, Maslak-Istanbul	51	0	0	6	0
IAV GmbH Ingenieurgesellschaft Auto und Verkehr, Berlin	50	2	5	158	141
Shanghai-Volkswagen Automotive Company Ltd., Shanghai	50	338	406	1	2
Volkswagen Bordnetze GmbH, Wolfsburg[3]	50	0	9	71	319
Wolfsburg AG, Wolfsburg	50	16	31	51	28
FAW-Volkswagen Automotive Company, Ltd., Changchun	40	1,240	1,260	1	3
YANASE Audi Sales Company Ltd., Tokyo	33	137	141	23	36
Dr. Ing. h. c. F. Porsche Aktiengesellschaft, Stuttgart		710	921	65	40
Porsche Austria GmbH & Co., Salzburg		1,331	–	15	–
Porsche Hungaria Handels Kft, Budapest		304	–	7	–
Porsche Inter Auto CZ spol. s.r.o., Prague		116	–	4	–
Porsche Konstruktionen GmbH & Co. KG, Salzburg		192	–	0	–
Porsche SCG d.o.o., Belgrade		114	–	0	–
Porsche Slovakia spol. s.r.o., Bratislava		115	–	1	–
Porsche Slovenija d.o.o., Lubljana		156	–	1	–
SC Porsche Romania s.r.l., Bucharest		300	–	1	–
Georgsmarienhütte Holding GmbH, Georgsmarienhütte		–	–	44	–

[1] In accordance with list of total shareholdings.
[2] Merged with Din Bil Sverige, Södertälje, as of December 31, 2006.
[3] Until March 31, 2006.

€ million	Interest in %[1]	Receivables from 2006	Receivables from 2005	Payables to 2006	Payables to 2005
Audi Zentrum Berlin-Charlottenburg GmbH & Co. KG, Berlin	100	22	–	–	–
Automobile Rhein-Neckar GmbH, Mannheim	100	27	24	1	0
Autostadt GmbH, Wolfsburg	100	4	0	11	4
AVG Automobil Vertriebsgesellschaft mbH, Hanover	100	4	157	0	0
DFM Autofinanciering B.V., Amersfoort	100	427	36	–	–
Din Bil Göteborg Aktiebolag, Göteborg[2]	100	–	15	–	4
Din Bil Stockholm AB, Södertälje[2]	100	–	25	–	7
Din Bil Syd AB, Malmö[2]	100	–	10	–	2
Din Bil Sverige Aktiebolag, Södertälje	100	93	–	29	–
Eduard Winter Automobilbetriebe GmbH & Co. KG, Berlin	100	45	–	–	–
Osterkamp Automobile GmbH, Aurich	100	32	5	–	0
Volkswagen Coaching Gesellschaft mbH, Wolfsburg	100	19	0	27	20
Volkswagen Retail Leipzig GmbH, Leipzig	100	1	–	–	–
Volkswagen Retail Rhein-Main GmbH, Frankfurt am Main	100	17	–	1	–
Audi Zentrum Stuttgart GmbH & Co. KG, Stuttgart	51	7	28	–	0
Hahn + Lang Automobile GmbH & Co. KG, Stuttgart	51	24	23	0	0
VDF Holding A.S., Istanbul	51	105	107	–	4
VOLKSWAGEN DOGUS TÜKETICI FINANSMANI ANONIM SIRKETI, Maslak-Istanbul	51	506	509	–	–
IAV GmbH Ingenieurgesellschaft Auto und Verkehr, Berlin	50	0	0	23	37
Shanghai-Volkswagen Automotive Company Ltd., Shanghai	50	154	297	28	0
Volkswagen Bordnetze GmbH, Wolfsburg[3]	50	0	0	0	21
Wolfsburg AG, Wolfsburg	50	6	13	27	2
FAW-Volkswagen Automotive Company, Ltd., Changchun	40	265	318	32	46
YANASE Audi Sales Company Ltd., Tokyo	33	39	53	4	5
Dr. Ing. h. c. F. Porsche Aktiengesellschaft, Stuttgart		43	38	2	0
Porsche Austria GmbH & Co., Salzburg		70	–	–	–
Porsche Hungaria Handels Kft, Budapest		78	–	–	–
Porsche Inter Auto CZ spol. s.r.o., Prague		–	–	–	–
Porsche Konstruktionen GmbH & Co. KG, Salzburg		13	–	3	–
Porsche SCG d.o.o., Belgrade		0	–	–	–
Porsche Slovakia spol. s.r.o., Bratislava		7	–	0	–
Porsche Slovenija d.o.o., Lubljana		18	–	0	–
SC Porsche Romania s.r.l., Bucharest		37	–	–	–
Georgsmarienhütte Holding GmbH, Georgsmarienhütte		–	–	–	–

[1] In accordance with list of total shareholdings.
[2] Merged with Din Bil Sverige, Södertälje, as of December 31, 2006.
[3] Until March 31, 2006.

The Board of Management and Supervisory Board of the Volkswagen Group are related parties within the meaning of IAS 24. The following benefits and remuneration were recorded for these persons:

€	2006	2005
Short-term benefits	16,063,254	13,597,082
Termination benefits	6,652,062	4,152,142
Post-employment benefits	–	–
Other long-term benefits	–	–
Share-based payment	546,950	143,700
	23,262,266	**17,892,924**

The post-employment benefits relate to additions to pension provisions for current members of the Board of Management. The expenses shown above do not correspond to the definition of remuneration of members of the Board of Management and the Supervisory Board in accordance with the German Corporate Governance Code.

[39] NOTICES AND DISCLOSURE OF CHANGES REGARDING THE OWNERSHIP OF VOTING RIGHTS IN VOLKSWAGEN AG IN ACCORDANCE WITH THE WERTPAPIERHANDELSGESETZ (GERMAN SECURITIES TRADING ACT)

STATE OF LOWER SAXONY

Hannoversche Beteiligungsgesellschaft mbH, Hanover, Germany, notified us in accordance with section 41(4a) of the Wertpapierhandelsgesetz (WpHG – German Securities Trading Act) that it held 20.19% of the voting rights (corresponding to 57,953,870 voting shares) of Volkswagen AG, Wolfsburg, Germany, on January 20, 2007.

The State of Lower Saxony, Hanover, Germany, notified us in accordance with section 41(4a) of the WpHG that it held 20.26% of the voting rights (corresponding to 58,155,310 voting shares) of Volkswagen AG, Wolfsburg, Germany, on January 20, 2007. Of this amount, 20.19% (corresponding to 57,953,870) of the voting rights are attributable to the State of Lower Saxony via
Hannoversche Beteiligungsgesellschaft mbH, Hanover, Germany in accordance with section 22(1) sentence 1 no. 1 of the WpHG.

PORSCHE

Ferdinand Porsche Privatstiftung, Salzburg/Austria, and Ferdinand Porsche Holding GmbH, Salzburg/Austria, notified us in accordance with section 21(1) sentence 1 of the WpHG in a letter dated October 27, 2006 that the share of voting rights of the two notifying parties in Volkswagen AG each exceeded the thresholds of 5% and 10% on October 20, 2006 and amounted to 21.19%. The notifying parties stated that these voting shares were attributable to the notifying parties in accordance with section 22(1) no. 1 of the WpHG.

Dr. Ing. h.c. F. Porsche Aktiengesellschaft, Stuttgart, notified us that its share of voting rights in Volkswagen AG exceeded the threshold of 25% on November 13, 2006 and amounted to 27.40%.

Porsche GmbH, Stuttgart, Familien Porsche-Daxer-Piëch Beteiligung GmbH, Stuttgart, Familie Porsche Beteiligung GmbH, Stuttgart, Louise Daxer-Piëch GmbH, Stuttgart, Ferdinand Alexander Porsche GmbH, Stuttgart, Gerhard Porsche GmbH, Stuttgart, Hans-Peter Porsche GmbH, Stuttgart, Wolfgang Porsche GmbH, Stuttgart, Louise Daxer-Piëch GmbH, Salzburg/Austria, Prof. Ferdinand Alexander Porsche GmbH, Salzburg/Austria, Gerhard Anton Porsche GmbH, Salzburg/Austria, Ing. Hans-Peter Porsche GmbH, Salzburg/Austria, Mag. Josef Ahorner, Austria, Mag. Louise Kiesling, Austria, Prof. Ferdinand Alexander Porsche, Austria, Mark Philipp Porsche, Austria, Kai-Alexander Porsche, Austria, Dr. F. Oliver Porsche, Austria, Gerhard Anton Porsche, Austria, Hans-Peter Porsche, Austria, Peter Daniell Porsche, Austria, Dr. Wolfgang Porsche, Germany, Porsche GmbH, Salzburg/Austria and Porsche Holding Gesellschaft m.b.H., Salzburg/Austria, notified us on November 17, 2006, and Ferdinand Piëch GmbH, Grünwald, Hans-Michel Piëch GmbH, Grünwald, Dipl.-Ing. Dr. h.c. Ferdinand Piëch GmbH, Salzburg/Austria, Dr. Hans Michel Piëch GmbH, Salzburg/Austria, Dr. Ferdinand Piëch, Austria, and Dr. Hans Michel Piëch, Austria, notified us on November 20, 2006 that their share of the voting rights in Volkswagen AG exceeded the threshold of 25% on November 13, 2006 and amounted to 27.40%. The notifying parties stated that this share of the voting shares was attributable to each of them in accordance with section 22(1) sentence 1 no. 1 of the WpHG.

Familie Porsche Privatstiftung, Salzburg/Austria, and Familie Porsche Holding GmbH, Salzburg/Austria, notified us on November 17, 2006 that their share of the voting rights in Volkswagen AG exceeded the thresholds of 5%, 10% and 25% on November 13, 2006 and amounted to 27.40%. The notifying parties stated that this share of the voting shares was attributable to each of them in accordance with section 22(1) sentence 1 no. 1 of the WpHG.

Ferdinand Porsche Privatstiftung, Salzburg/Austria, and Ferdinand Porsche Holding GmbH, Salzburg/Austria, notified us in a letter dated November 17, 2006 that their share of the voting rights in Volkswagen AG exceeded the threshold of 25% on November 13, 2006 and amounted to 27.40%. The notifying parties stated that this share of the voting shares was attributable to each of them in accordance with section 22(1) sentence 1 no. 1 of the WpHG.

BRANDES

Brandes Investment Partners, L.P., San Diego, California, USA, notified us on November 9, 2006 that its share of the voting rights in Volkswagen AG fell below the threshold of 5% on November 8, 2006 and amounted to 1.59%. Of this total, all of the voting shares were attributable to that company in accordance with section 22(1) sentence 1 no. 6 of the WpHG.

VOLKSWAGEN AG

On March 4, 2006, Volkswagen AG disclosed that it had fallen below the thresholds of 10% and 5% because of the retirement of all of its holdings of ordinary shares (treasury shares) on February 28, 2006.

[40] GERMAN CORPORATE GOVERNANCE CODE

On November 17, 2006 the Board of Management and Supervisory Board of Volkswagen AG issued their declaration of conformity with the German Corporate Governance Code as required by section 161 of the German Stock Corporation Act and made it permanently available to the shareholders of Volkswagen AG on the Company's website at www.volkswagen-ir.de

On December 6, 2006 the Board of Management and Supervisory Board of AUDI AG likewise issued their declaration of conformity with the German Corporate Governance Code and made it permanently available to the shareholders at www.audi.de

REMUNERATION OF THE BOARD OF MANAGEMENT

The remuneration of the members of the Board of Management conforms to the requirements of the German Stock Corporation Act as well as to the recommendations and, to a large extent, the suggestions set out in the German Corporate Governance Code. The remuneration system was most recently discussed by the Presidium of the Supervisory Board at its meeting on September 22, 2005; no changes were recommended to the Supervisory Board.

The members of the Board of Management receive a fixed remuneration of €5,009,987 (previous year: €5,042,002). The fixed remuneration also includes differing levels of remuneration for the assumption of appointments at Group companies and non-cash benefits, which consist in particular of the use of company cars and the grant of insurance cover. Taxes due on the non-cash benefits were mainly borne by Volkswagen AG.

The fixed components of the package ensure a basic level of remuneration enabling the members of the Board of Management to perform their duties in the interests of the Company and to fulfill their obligation to act with proper business prudence without needing to focus on merely short-term performance targets.

On the other hand, variable components, dependent among other criteria on the financial performance of the Company, serve to balance the interests of the Board of Management and the other stakeholders. The additional annual variable amount paid to each member of the Board of Management contains annually recurring components tied to the business success of the Company. It is primarily oriented on the results achieved and the financial position of the Company.

The inclusion of one-time, business performance-related variable components tied to business performance in the remuneration of management continues to be debated in professional circles. Consequently, Volkswagen AG still does not implement this recommendation, but will await the outcome of the discussions.

REMUNERATION OF THE MEMBERS OF THE BOARD OF MANAGEMENT

€	Fixed	Variable	Stock options exercised	Total 2006	Total 2005
Bernd Pischetsrieder	835,039	2,300,000	390,950	3,525,989	2,835,074
Wolfgang Bernhard	828,573	2,250,000	31,200	3,109,773	1,606,686
Francisco Javier Garcia Sanz	833,513	860,000	31,200	1,724,713	1,602,962
Horst Neumann	844,327	860,000	31,200	1,735,527	134,187
Hans Dieter Pötsch	853,652	860,000	31,200	1,744,852	1,595,246
Martin Winterkorn	814,883	1,080,000	31,200	1,926,083	1,785,190
Members of the Board of Management who left in the previous year	–	–	–	–	1,713,168
	5,009,987	**8,210,000**	**546,950**	**13,766,937**	**11,272,513**

Stock options serve as variable components of remuneration providing long-term incentives. They are linked to the development of the price of Volkswagen ordinary shares. As part of the eighth tranche of the stock option plan, each member of the Board of Management was entitled in fiscal year 2006 to subscribe for a maximum of 500 non-transferable convertible bonds at a price of €2.56 per bond, conveying the right to acquire a maximum of 5,000 ordinary shares. The precondition for participation in this stock option plan was a contribution of between €5,000 and €25,000 in Time Assets, depending on the number of convertible bonds being acquired. The stock option plan is essentially structured as follows: the basis for determining the conversion price (base conversion price) of a tranche is the average Xetra closing price of Volkswagen ordinary shares on the five trading days prior to the respective decision on the issue of convertible bonds. Conversion is possible for the first time after a vesting period of 24 months, and then for a period of five years as from the date of issue of the convertible bonds. The conversion price is initially set at 110% of the base conversion price, and then increases by five percentage points each year. The members of the Board of Management may exercise their conversion rights only three times a year, within four-week windows beginning on public reporting dates of Volkswagen AG. The stock option plan is thus based on demanding, relevant comparative parameters as set out in the German Corporate Governance Code. Further details are contained in the agenda of the Annual General Meetings held on June 19, 1997 and April 16, 2002, at which the authorization to implement the stock option plan was given. The details of the stock option plan are explained in note 21 Equity.

The stock option plan is designed to provide the members of the Board of Management – like all other employees – with an element of their total remuneration package oriented on an increase in the share price. In this way, it aims to enhance value added and enterprise value. Furthermore, the stock option plan is also a commonly employed instrument in recruiting and assuring the long-term loyalty of members of the Board of Management. There is no possibility of subsequently modifying the performance targets or comparative parameters underlying the stock option plan.

Inappropriate levels of payment arising from the stock options are not to be expected, because of their link to the development of the price of Volkswagen ordinary shares and the limitation of the number of stock options in each tranche. As recommended by the German Corporate Governance Code, the Supervisory Board will establish a cap on such payments in consultation with the members of the Board of Management in the event of extraordinarily high unforeseen increases.

STOCK OPTION GRANTS

	Brought forward Jan. 1	Subscribed	Exercised	Returned	Held at Dec. 31	Fair value of options 2006 in €	Fair value of options 2005 in €
Bernd Pischetsrieder	3,000	–	1,500	1,000	500	100,950	110,750
Wolfgang Bernhard	500	500	–	–	1,000	192,000	37,700
Francisco Javier Garcia Sanz	3,000	500	–	1,000	2,500	508,950	110,750
Horst Neumann	500	500	–	–	1,000	203,700	37,700
Hans Dieter Pötsch	1,500	500	–	–	2,000	415,400	105,700
Martin Winterkorn	3,000	500	–	1,000	2,500	508,950	110,750
	11,500	**2,500**	**1,500**	**3,000**	**9,500**	**1,929,950**	**513,350**

The members of the Board of Management are entitled to a pension and to disability payments in the event of termination of their service on the Board of Management.

The old-age pension to be granted after leaving the Company is payable immediately if their membership of the Board of Management is terminated by the Company, and in other cases on reaching the age of 63. Any remuneration from other sources until the age of 63 is deductible from the benefit entitlement up to a certain fixed amount. An agreement was reached with Dr. Pischetsrieder in conjunction with his leaving the Board of Management that he will continue to work for our Company on terms that are largely comparable with his previous contract of employment.

The old-age pension is calculated as a percentage of the fixed basic salary rising to a maximum percentage defined by the Presidium of the Supervisory Board depending on the length of service.

On December 31, 2006 the pension provisions for members of the Board of Management amounted to €21,907,510 (previous year: €15,255,448).

Retired members of the Board of Management and their surviving dependents received €10,189,421 (previous year: €10,837,010). Provisions for pensions for this group of people were recognized in the amount of €118,976,976 (previous year: €90,945,161).

REMUNERATION OF THE SUPERVISORY BOARD

The remuneration of the members of the Supervisory Board of Volkswagen AG amounts to €2,843,267 (previous year: €2,324,569) and is dependent on the dividend to be paid for fiscal year 2006. It is composed of fixed components (including attendance fees) of €306,142 (previous year: €245,226) and variable components of €2,537,125 (previous year: €2,079,343), in accordance with the provisions of the Articles of Association prevailing at the time.

REMUNERATION OF THE MEMBERS OF THE SUPERVISORY BOARD

€	Fixed	Variable	Total 2006	Total 2005
Ferdinand K. Piëch	25,000	270,000	295,000	270,500
Jürgen Peters[1]	19,000	180,000	199,000	182,000
Andreas Blechner[1]	13,000	90,000	103,000	93,500
Gerhard Cromme[2]	5,050	30,750	35,800	92,500
Elke Eller[1]	14,550	128,250	142,800	93,500
Michael Frenzel	14,550	128,250	142,800	93,500
Hans Michael Gaul	13,692	115,375	129,067	92,500
Jürgen Großmann[3]	7,950	59,250	67,200	–
Holger P. Härter[3]	11,333	110,000	121,333	–
Walter Hirche[4]	13,000	90,000	103,000	92,500
Olaf Kunz[1]	13,000	90,000	103,000	93,500
Günter Lenz[1]	13,000	90,000	103,000	93,500
Klaus Liesen[2]	7,100	61,500	68,600	182,000
Peter Mosch[1,5]	12,717	85,750	98,467	–
Ulrich Neß	15,550	128,250	143,800	93,500
Roland Oetker	18,100	166,500	184,600	93,500
Bernd Osterloh[1]	16,000	135,000	151,000	124,352
Heinrich von Pierer	13,000	90,000	103,000	92,500
The Lord David Simon of Highbury, CBE[6]	467	7,000	7,467	91,500
Jürgen Stumpf[1]	13,000	90,000	103,000	93,500
Bernd Wehlauer[1]	16,000	135,000	151,000	44,546
Wendelin Wiedeking[7]	15,083	121,250	136,333	–
Christian Wulff[4]	16,000	135,000	151,000	137,750
In prior year retired Supervisory Board members	–	–	–	173,921
Total	**306,142**	**2,537,125**	**2,843,267**	**2,324,569**

[1] The employee representatives have stated that they will transfer their Supervisory Board remuneration to the Hans Böckler Foundation in accordance with the guidelines issued by the German Confederation of Trade Unions (DGB).
[2] Until May 3, 2006.
[3] From May 3, 2006.
[4] Under section 5(3) of the Niedersächsisches Ministergesetz (Act Governing Ministers of the State of Lower Saxony), the Supervisory Board members appointed by the State of Lower Saxony are obliged to transfer their Supervisory Board remuneration to the State of Lower Saxony, with the exception of an amount of €5,500 (and the non-transferable portion of the attendance fees amounting to €200 per meeting).
[5] From January 18, 2006.
[6] Until January 28, 2006.
[7] From January 28, 2006.

Loans of €18,160 have been granted to members of the Supervisory Board (amount redeemed in 2006: €5,551). The loans bear interest at a rate of 4.0% and have an agreed term of up to 12.5 years.

Wolfsburg, February 20, 2007

Volkswagen Aktiengesellschaft

The Board of Management

Significant Group Companies

AUTOMOTIVE DIVISION

Name, location	Equity interest in %
VOLKSWAGEN AG, Wolfsburg	
Volkswagen Sachsen GmbH, Zwickau	100.00
Volkswagen Bruxelles S.A., Brussels/Belgium	100.00
VOLKSWAGEN SLOVAKIA, a.s., Bratislava/Slovak Republic	100.00
SITECH Sitztechnik GmbH, Wolfsburg	100.00
Volkswagen Navarra, S.A., Arazuri (Navarra)/Spain	100.00
AUTOEUROPA-AUTOMÓVEIS LDA., Quinta do Anjo/Portugal	100.00
Volkswagen Motor Polska Sp.z o.o., Polkowice/Poland	100.00
Volkswagen-Audi España, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00
Volkswagen Original Teile Logistik GmbH & Co. KG, Baunatal	52.45
VOLKSWAGEN Group United Kingdom Ltd., Milton Keynes/United Kingdom	100.00
Groupe VOLKSWAGEN France s.a., Villers-Cotterêts/France	100.00
Volkswagen Logistics GmbH & Co. OHG, Wolfsburg	100.00
VW Kraftwerk GmbH, Wolfsburg	100.00
Automobilmanufaktur Dresden GmbH, Dresden	100.00
Volkswagen Poznan Sp.z o.o., Poznan/Poland	100.00
Svenska Volkswagen Aktiebolag, Södertälje/Sweden	100.00
Auto 5000 GmbH, Wolfsburg	100.00
VOLKSWAGEN OF AMERICA, INC., Auburn Hills, Michigan/USA	100.00
Volkswagen Canada Inc., Ajax, Ontario/Canada	100.00
VOLKSWAGEN Group Japan K.K., Toyohashi/Japan	100.00
Volkswagen Tokyo K.K., Tokyo/Japan	100.00
VOLKSWAGEN GROUP AUSTRALIA PTY LTD., Botany/Australia	100.00
VOLKSWAGEN Group RUS OOO, Solnetchnogorsk/Russia	100.00
AUDI AG, Ingolstadt	99.14
AUDI HUNGARIA MOTOR Kft., Györ/Hungary	100.00
Audi Volkswagen Korea Ltd., Seoul/Korea	100.00
Audi Volkswagen Middle East FZE, Dubai	100.00
Automobili Lamborghini Holding S.p.A., Sant'Agata Bolognese/Italy	100.00
AUTOGERMA S.p.A., Verona/Italy	100.00
Audi Japan K.K., Tokyo/Japan	100.00
YANASE Audi Sales Company Ltd., Tokyo/Japan	33.40

AUTOMOTIVE DIVISION

Name, location	Equity interest in %
SEAT, S.A., Martorell, Barcelona/Spain	100.00
SEAT Deutschland GmbH, Mörfelden-Walldorf	100.00
Gearbox del Prat, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00
ŠKODA AUTO a.s., Mladá Boleslav/Czech Republic	100.00
ŠkodaAuto Deutschland GmbH, Weiterstadt	100.00
ŠKODA AUTO Slovensko s.r.o., Bratislava/Slovak Republic	100.00
ŠKODA AUTO INDIA PRIVATE LIMITED, Aurangabad/India	100.00
ŠKODA AUTO Polska, S.A., Poznan/Poland	51.00
BENTLEY MOTORS LIMITED, Crewe/United Kingdom	100.00
Volkswagen de Mexico, S.A. de C.V., Puebla/Pue./Mexico	100.00
Volkswagen Argentina S.A., Buenos Aires/Argentina	100.00
Volkswagen do Brasil Ltda., São Bernardo do Campo, SP/Brazil	100.00
Volkswagen of South Africa (Pty.) Ltd., Uitenhage/South Africa	100.00
Shanghai-Volkswagen Automotive Company Ltd., Shanghai/P.R. China[1]	50.00
FAW-Volkswagen Automotive Company, Ltd., Changchun/P.R. China[1]	40.00
Volkswagen (China) Investment Company Ltd., Beijing/ P.R. China	100.00
Volkswagen Group Services SCS, Brussels/Belgium	100.00
Volkswagen International Finance N.V., Amsterdam/The Netherlands	100.00
SCANIA Aktiebolag, Södertälje/Sweden[2]	18.70
MAN Aktiengesellschaft, Munich	23.81

[1] Joint ventures are accounted for using the equity method.
[2] The interest in SCANIA conveys 34.0% of the voting rights and thus differs from the equity interest. The company is accounted for using the equity method.

FINANCIAL SERVICES DIVISION

Name, location	Equity interest in %
VOLKSWAGEN FINANCIAL SERVICES AG, Braunschweig	100.00
Volkswagen Leasing GmbH, Braunschweig	100.00
Volkswagen Bank GmbH, Braunschweig	100.00
Volkswagen-Versicherungsdienst GmbH, Wolfsburg	100.00
VOLKSWAGEN FINANCE, S.A., Alcobendas (Madrid)/Spain	100.00
Volkswagen Finance S.A., Villers-Cotterêts/France	100.00
Volkswagen Financial Services (UK) Ltd., Milton Keynes/United Kingdom	100.00
Volkswagen Financial Services N.V., Amsterdam/The Netherlands	100.00
Volkswagen Financial Consultant Service K.K., Tokyo/Japan	100.00
VOLKSWAGEN FINANCIAL SERVICES JAPAN LTD., Tokyo/Japan	100.00
ŠkoFIN s.r.o., Prague/Czech Republic	100.00
Global Mobility Holding B.V., Amsterdam/The Netherlands[1,2]	50.00
LeasePlan Corporation N.V., Amsterdam/The Netherlands	–
Volkswagen Pon Financial Services B.V., Amersfoort/The Netherlands[1]	60.00
VW CREDIT, INC., Wilmington, Delaware/USA	100.00
VOLKSWAGEN SERVICIOS FINANCIEROS SA DE CV, Puebla/Pue./Mexico	100.00
Financial services companies in Brazil, São Paulo/Brazil	100.00
Financial services companies in Argentina, Buenos Aires/Argentina	100.00

[1] Joint ventures are accounted for using the equity method.
[2] Global Mobility Holding B.V., Amsterdam, holds all shares of LeasePlan Corporation N.V., Amsterdam.

Auditors´ report

On completion of our audit, we issued the following unqualified auditors' report dated February 21, 2007. This report was originally prepared in German language. In case of ambiguities the German version shall prevail:

"Auditors´ report

We have audited the consolidated financial statements prepared by VOLKSWAGEN AKTIENGESELLSCHAFT, Wolfsburg, comprising the income statement, the balance sheet and the statements of recognized income and expense and cash flows as well as the notes to the consolidated financial statements, together with the group management report, which is combined with the management report of the Company for the business year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the combined management report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (article) 315a Abs. (paragraph) 1 HGB ("Handelsgesetzbuch": German Commercial Code) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the combined management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company´s Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with the IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to Article 315a paragraph 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The combined management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development."

Hanover, February 21, 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Winkeljohann	Gadesmann
Wirtschaftsprüfer	Wirtschaftsprüfer

EXECUTIVE BODIES

APPOINTMENTS OF MEMBERS OF THE BOARD OF MANAGEMENT
AT DECEMBER 31, 2006

PROF. DR. RER. NAT.
MARTIN WINTERKORN (59)
Chairman of the Board of Management of AUDI AG
(until December 31, 2006)
Chairman of the Board of Management of Volkswagen AG
(since January 1, 2007)
July 1, 2000*
Appointments:
- ■ FC Bayern München AG, Munich
- ■ Infineon Technologies AG, Munich
- ■ Salzgitter AG, Salzgitter
- ■ TÜV Süddeutschland Holding AG, Munich

DR. RER. POL.
WOLFGANG BERNHARD (46)
Chairman of the Volkswagen brand group
(since May 1, 2005)
February 1, 2005 – January 31, 2007*
Appointments:
- ▲ Österreichische Industrieholding AG, Vienna

FRANCISCO JAVIER
GARCIA SANZ (49)
Procurement
July 1, 2001*

PROF. DR. RER. POL.
JOCHEM HEIZMANN (55)
Production
February 1, 2007*
Appointments (as of February 20, 2007):
- ■ Lufthansa Technik AG, Hamburg

DR. RER. POL.
HORST NEUMANN (57)
Human Resources
December 1, 2005*

DR.-ING. E.H.
BERND PISCHETSRIEDER (59)
Chairman (since April 17, 2002)
July 1, 2000 – December 31, 2006*
Appointments:
- ■ Dresdner Bank AG, Frankfurt am Main
- ■ Metro AG, Düsseldorf
- ■ Münchener Rückversicherungs-Gesellschaft AG, Munich
- ▲ Tetra Laval Group, Pully, Board Member

HANS DIETER PÖTSCH (55)
Finance and Controlling
January 1, 2003*
Appointments:
- ■ Allianz Versicherungs-AG, Munich
- ■ BASF AG, Ludwigshafen
- ■ Bizerba GmbH & Co. KG, Balingen

As part of their duty to manage and supervise the Group's business, the members of the Board of Management hold other offices on the supervisory boards of consolidated Group companies and other significant investees.

- ■ Membership of statutory supervisory boards in Germany.
- • Group appointments to statutory supervisory boards.
- ▲ Comparable appointments in Germany and abroad.

* The date signifies the beginning or period of membership of the Board of Management.

APPOINTMENTS OF MEMBERS OF THE SUPERVISORY BOARD
AT DECEMBER 31, 2006

HON.-PROF. DR. TECHN. H.C. DIPL.-ING. ETH FERDINAND K. PIËCH (69)
Chairman
April 16, 2002*
Appointments:
- ■ Dr. Ing. h.c. F. Porsche AG, Stuttgart
- ▲ Porsche Ges.m.b.H, Salzburg
- ▲ Porsche Holding GmbH, Salzburg

JÜRGEN PETERS (62)
Deputy Chairman
1st Chairman of Industrie-gewerkschaft Metall (IG Metall - German Metalworkers' Union)
November 1, 2003*
Appointments:
- ■ Salzgitter AG, Salzgitter (Dep. Chairman)

ANDREAS BLECHNER (49)
Chairman of the Works Council at the Volkswagen AG Salzgitter plant
April 16, 2002*

DR. JUR. GERHARD CROMME (63)
June 19, 1997 – May 3, 2006*

ELKE ELLER (44)
IG Metall
Executive Committee 01
Executive Director of the Otto Brenner Foundation
August 20, 2001*
Appointments:
- ■ ThyssenKrupp Nirosta GmbH, Krefeld
- ■ ThyssenKrupp Stainless AG, Duisburg

DR. JUR. MICHAEL FRENZEL (59)
Chairman of the Board of Management of TUI AG
June 7, 2001*
Appointments:
- ■ AWD Holding AG, Hanover
- ■ AXA Konzern AG, Cologne
- ■ Continental AG, Hanover
- ■ E.ON Energie AG, Munich
- • Hapag-Lloyd AG, Hamburg (Chairman)
- • Hapag-Lloyd Flug GmbH, Hanover (Chairman)
- • TUI Deutschland GmbH, Hanover (Chairman)
- ▲ Norddeutsche Landesbank, Hanover
- ▲ Preussag North America, Inc., Atlanta (Chairman)
- ▲ TUI China Travel Co. Ltd., Beijing

DR. JUR. HANS MICHAEL GAUL (64)
Member of the Board of Management of E.ON AG
June 19, 1997*
Appointments:
- ■ Allianz Versicherungs-AG, Munich
- ■ Degussa AG, Düsseldorf
- ■ DKV Deutsche Krankenversicherung AG, Cologne
- ■ RAG Aktiengesellschaft, Essen
- ■ RAG Beteiligungs-AG, Essen
- ■ STEAG AG, Essen
- • E.ON Energie AG, Munich
- • E.ON Ruhrgas AG, Essen
- ▲ E.ON Nordic AB, Malmö
- ▲ E.ON Sverige AB, Malmö

DR. JÜRGEN GROßMANN (54)
Managing Partner of Georgsmarienhütte Holding GmbH
May 3, 2006*
Appointments:
- ■ BATIG Gesellschaft für Beteiligungen mbH, Hamburg
- ■ British American Tobacco (Germany) GmbH, Hamburg
- ■ British American Tobacco (Industrie) GmbH, Hamburg
- ■ Deutsche Bahn AG, Berlin
- ■ MTU Friedrichshafen GmbH, Friedrichshafen
- ■ RAG Coal International AG, Essen
- ■ Surteco AG, Buttenwiesen-Pfaffenhofen (Chairman)
- ▲ Hanover Acceptances Ltd., London

■ Membership of statutory supervisory boards in Germany.
• Group appointments to statutory supervisory boards.
▲ Comparable appointments in Germany and abroad.

* The date signifies the beginning or period of membership of the Supervisory Board.

HOLGER P. HÄRTER (50)
Member of the Executive Board of
Dr. Ing. h. c. F. Porsche AG
Finance and Controlling
May 3, 2006*

Appointments:
- ■ EUWAX AG, Stuttgart
- ▲ Porsche Business Services, Inc., Wilmington
- ▲ Porsche Cars North America Inc., Wilmington
- ▲ Porsche Cars Great Britain Ltd., Reading
- ▲ Porsche Enterprises Inc., Wilmington
- ▲ Porsche Financial Services, Inc., Wilmington
- ▲ Porsche Italia S.p.A., Padua
- ▲ Porsche Ibérica S.A., Madrid
- ▲ Porsche Japan K.K., Tokyo

WALTER HIRCHE (65)
Minister of Economic Affairs, Labor and Transport for the Federal State of Lower Saxony
April 8, 2003*

Appointments:
- ■ Deutsche Messe AG, Hanover (Chairman)

OLAF KUNZ (47)
Member of Executive Committee 02 of IG Metall with responsibility for Codetermination and Corporate Law
April 16, 2002*

Appointments:
- ■ Bosch Sicherheitssysteme GmbH, Stuttgart
- ■ Volkswagen Original Teile Logistik Beteiligungs-GmbH, Baunatal

GÜNTER LENZ (47)
Chairman of the Works Council for the Commercial Vehicles Business Line
July 1, 1999*

Appointments:
- ■ Auto 5000 GmbH, Wolfsburg
- ▲ Volkswagen Pension Trust e.V., Wolfsburg

DR. JUR. KLAUS LIESEN (75)
July 2, 1987 – May 3, 2006*
Honorary Chairman of the Supervisory Board of Volkswagen AG (since May 3, 2006)

PETER MOSCH (35)
Chairman of the General Works Council of AUDI AG
January 18, 2006*

ULRICH NEß (63)
Chairman of the Board of Management of Volkswagen Management Association (VMA)
July 1, 2004*

Appointments:
- ▲ Volkswagen Pension Trust e.V., Wolfsburg

ROLAND OETKER (57)
Managing Partner of ROI Verwaltungsgesellschaft mbH, President of Deutsche Schutzvereinigung für Wertpapierbesitz e.V.
June 19, 1997*

Appointments:
- ■ Degussa AG, Düsseldorf
- ■ Deutsche Post AG, Bonn
- ■ IKB Deutsche Industriebank AG, Düsseldorf
- ■ Mulligan BioCapital AG, Hamburg (Chairman)
- ▲ Dr. August Oetker KG-Gruppe, Bielefeld

■ Membership of statutory supervisory boards in Germany.
● Group appointments to statutory supervisory boards.
▲ Comparable appointments in Germany and abroad.

* The date signifies the beginning or period of membership of the Supervisory Board.

BERND OSTERLOH (50)
Chairman of the Group and General Works Councils of Volkswagen AG
January 1, 2005*
Appointments:
- ■ Auto 5000 GmbH, Wolfsburg
- ■ Autostadt GmbH, Wolfsburg
- ■ Wolfsburg AG, Wolfsburg
- ▲ Volkswagen Coaching GmbH, Wolfsburg

PROF. DR. JUR. DR.-ING. E.H. HEINRICH V. PIERER (66)
Chairman of the Supervisory Board of Siemens AG
June 27, 1996*
Appointments:
- ■ Deutsche Bank AG, Frankfurt am Main
- ■ Hochtief AG, Essen
- ■ Münchener Rückversicherungs-Gesellschaft AG, Munich
- ■ Siemens AG, Munich (Chairman)
- ■ ThyssenKrupp AG, Düsseldorf

THE LORD DAVID SIMON OF HIGHBURY, CBE (67)
April 16, 2002 – January 28, 2006*

JÜRGEN STUMPF (52)
Chairman of the Works Council at the Volkswagen AG Kassel plant
January 1, 2005*

BERND WEHLAUER (52)
Deputy Chairman of the Group and General Works Councils of Volkswagen AG
August 1, 2005*
Appointments:
- ■ Wolfsburg AG, Wolfsburg
- ▲ Volkswagen Pension Trust e.V., Wolfsburg

DR. WENDELIN WIEDEKING (54)
President and CEO of Dr. Ing. h.c. F. Porsche AG
January 28, 2006*
Appointments:
- ▲ Porsche Cars North America Inc., Wilmington
- ▲ Porsche Cars Great Britain Ltd., Reading
- ▲ Porsche Italia S.p.A., Padua
- ▲ Porsche Ibérica S.A., Madrid
- ▲ Porsche Japan K.K., Tokyo
- ▲ Porsche Financial Services Inc., Wilmington
- ▲ Porsche Enterprises Inc., Wilmington
- ▲ Porsche Business Services, Inc., Wilmington
- ▲ Novartis AG, Basel

CHRISTIAN WULFF (47)
Prime Minister for the Federal State of Lower Saxony
April 8, 2003*

COMMITTEES OF THE SUPERVISORY BOARD

MEMBERS OF THE PRESIDIUM
Hon.-Prof. Dr. techn. h.c. Dipl.-Ing. ETH Ferdinand K. Piëch (Chairman)
Jürgen Peters (Deputy Chairman)
Bernd Osterloh
Dr. Wendelin Wiedeking
Bernd Wehlauer
Christian Wulff

MEMBERS OF THE MEDIATION COMMITTEE IN ACCORDANCE WITH SECTION 27(3) OF THE MITBESTIMMUNGSGESETZ (GERMAN CODETERMINATION ACT)
Hon.-Prof. Dr. techn. h.c. Dipl.-Ing. ETH Ferdinand K. Piëch (Chairman)
Jürgen Peters (Deputy Chairman)
Bernd Osterloh
Christian Wulff

MEMBERS OF THE AUDIT COMMITTEE
Holger P. Härter (Chairman)
Bernd Wehlauer (Deputy Chairman)
Elke Eller
Dr. jur. Hans Michael Gaul

MEMBERS OF THE SHAREHOLDER BUSINESS RELATIONSHIPS COMMITTEE
Roland Oetker (Chairman)
Ulrich Neß (Deputy Chairman)
Elke Eller
Dr. jur. Michael Frenzel

■ Membership of statutory supervisory boards in Germany.
• Group appointments to statutory supervisory boards.
▲ Comparable appointments in Germany and abroad.

* The date signifies the beginning or period of membership of the Supervisory Board.

GLOSSARY

SELECTED TERMS AT A GLANCE

ABSplus
Enhanced version of the conventional Antilock Braking System (ABS). The system reduces the braking distance by automatically recognizing loose ground such as gravel or sand.

Adaptive Cruise Control (ACC)
Enhanced cruise control system incorporating a distance control function that uses radar sensors. ACC additionally identifies potential accident risks and activates the brakes as a precaution.

Braking guard
Braking system that monitors the lane in front of the vehicle and warns the driver if it detects another vehicle braking suddenly or traveling at a far lower speed.

Combined Combustion System (CCS)
Efficient drivetrain and fuel system that combines the advantages of diesel and petrol engines and uses the newest generation of fuels.

Corporate Governance
International term for responsible corporate management and supervision driven by long-term value added.

CSC roof
Foldable hardtop combining the features of a coupé, sun and convertible roof.

ForMotionplus
Successor program to the ForMotion program launched in 2004 that aims to enhance the performance of the Volkswagen Group.

FrontScan
A system that uses visual and acoustic signals to warn drivers of possible collisions with vehicles in front and activates the brakes in preparation for a possible emergency braking maneuver.

Hybrid drive
Drive combining two different types of engine and energy storage system (usually an internal combustion engine and an electric motor).

Park Assist
Automatic parking system for maneuvering into parking spaces.

Rating
Systematic evaluation of companies in terms of their creditworthiness. Ratings are expressed by means of rating classes, which are defined differently by individual rating agencies.

Scouting
Seeking out trends directly in the marketplace.

SideScan
A system that monitors the area behind the moving vehicle and uses warning signals to draw the driver's attention to potentially dangerous situations when changing lanes.

SUV
Sports Utility Vehicle

TSI® technology
Technology combining direct petrol injection with a twin supercharger, in which a mechanically-driven supercharger operates until an exhaust-driven turbocharger takes over.

Turntable concept
Concept for flexible manufacturing enabling the production of different models in variable daily volumes within a single plant, as well as offering the facility to vary daily production volumes of one model between two or more plants.

Value drivers
Factors and measures that determine the earnings and value of a company. The efficiency of a company's value drivers can be measured by means of financial and non-financial performance indicators.

INDEX

KEY PERFORMANCE INDICATORS BY BUSINESS LINE AND MARKET

VOLUME DATA OF THE AUTOMOTIVE DIVISION

thousand vehicles*	Deliveries		Vehicle sales		Production	
	2006	2005	2006	2005	2006	2005
Volkswagen brand group	3,955	3,589	3,941	3,557	3,887	3,588
Audi brand group	1,337	1,253	1,334	1,241	1,346	1,230
Commercial Vehicles	442	402	445	395	427	402
Total	**5,734**	**5,243**	**5,720**	**5,193**	**5,660**	**5,219**

* All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.

VOLUME DATA OF THE FINANCIAL SERVICES DIVISION

thousands	2006	2005	%
Outstanding agreements Financial Services business line	6.337	5.938	+6,7
Customer finance	3.155	3.072	+2,7
Leasing	1.256	1.182	+6,3
Services/insurance	1.926	1.685	+14,3

KEY FINANCIAL FIGURES BY BUSINESS LINE

€ million/%	Sales revenue		Operating result		Return on sales[1]	
	2006	2005[2]	2006	2005[2]	2006	2005[2]
Volkswagen brand group	54,871	49,681	1,424	516	2.6	1.0
Audi brand group	32,673	28,432	1,991	1,387	6.1	4.9
Commercial Vehicles	8,343	7,297	101	96	1.2	1.3
Remaining companies[3]	117	270	24	61		
Financial Services	8,871	8,316	843	829	9.5	10.0
Business lines before special items	104,875	93,996	4,383	2,889		
Special items			−2,374	−351		
Volkswagen Group	**104,875**	**93,996**	**2,009**	**2,538**	**1.9**	**2.7**

[1] Operating profit as a percentage of sales revenue.
[2] Restated.
[3] Primarily Volkswagen Group Services SCS, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, VW Retail group, gedas group up to and including March 2006.

KEY FINANCIAL FIGURES BY MARKET

€ million	Sales revenue		Operating result	
	2006	2005[1]	2006	2005[1]
Europe/Remaining markets	74,755	68,087	4,768	3,695
North America	14,611	13,724	−607	−866
South America/South Africa	8,835	6,924	337	155
Asia-Pacific[2]	6,674	5,261	−115	−95
Markets before special items	104,875	93,996	4,383	2,889
Special items			−2,374	−351
Volkswagen Group[2]	**104,875**	**93,996**	**2,009**	**2,538**

[1] Restated.
[2] The sales revenue and operating results of the joint venture companies in China are not included in figures for the Group and the Asia-Pacific market. The vehicle-producing Chinese joint venture companies are consolidated using the equity method, and recorded an operating result (proportional) of €108 million (€ −119 million).

CONTACT INFORMATION

PUBLISHED BY

Volkswagen AG
Finanz-Analytik und -Publizität
Brieffach 1848-2
38436 Wolfsburg
Germany
Phone +49 5361 9-0
Fax +49 5361 9-28282

This Annual Report is published in English and German.
Both versions of the Report are available on the Internet at:
www.volkswagen-ir.de

INVESTOR RELATIONS

Volkswagen AG
Investor Relations
Brieffach 1849
38436 Wolfsburg
Germany
Phone +49 5361 9-86622 IR Hotline
Fax +49 5361 9-30411
E-mail investor.relations@volkswagen.de
Internet www.volkswagen-ir.de

Volkswagen AG
Investor Relations
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London W1J 5HU
Phone +44 20 7290 7820
Fax +44 20 7629 2405

Volkswagen AG
Investor Relations
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USA
Phone +1 248 754 5858
Fax +1 248 754 6405

ISSN 0944-9817/758.809.498.20 Printed in Germany

Scheduled dates 2007

JANUARY

FEBRUARY

MARCH

MARCH 8–18, 2007
International Motor Show, Geneva

APRIL

APRIL 6–15, 2007
International Auto Show, New York

APRIL 14–22, 2007
Auto Mobil International, Leipzig

APRIL 22–28, 2007
Shanghai Motor Show, Shanghai

MAY

MAY 9–13, 2007
Salón Internacional del Automóvil, Madrid

JUNE

JUNE 9–17, 2007
Salón Internacional del Automóvil, Barcelona

Financial Calendar

March 9, 2007
Volkswagen AG Annual Press Conference/ Publication of the 2006 Annual Report

March 9, 2007
International Investor Conference

April 19, 2007
Volkswagen AG Annual General Meeting (Congress Center Hamburg)

May 2, 2007
Interim Report January–March

July 27, 2007
Interim Report January–June

October 26, 2007
Interim Report January–September



JULY	AUGUST	SEPTEMBER	OCTOBER	NOVEMBER	DECEMBER
	AUGUST 25– SEPTEMBER 2, 2007 **International Caravan Salon, Düsseldorf**	SEPTEMBER 13–23, 2007 **International Motor Show, Frankfurt am Main**	OCTOBER 12–21, 2007 **Australian International Motor Show, Sydney**	NOVEMBER 16–25, 2007 **Los Angeles Auto Show, Los Angeles**	
			OCTOBER 27– NOVEMBER 11, 2007 **Tokyo Motor Show, Tokyo**	NOVEMBER 30– DECEMBER 9, 2007 **Essen Motor Show, Essen**	



Overview of the Group

Automotive Division

VOLKSWAGEN
BRAND GROUP






BENTLEY


BUGATTI

AUDI
BRAND GROUP







COMMERCIAL
VEHICLES


Commercial
Vehicles

REMAINING
COMPANIES

FINANCING
SERVICES

Financial Services Division

VOLKSWAGEN FINANCIAL SERVICES
AKTIENGESELLSCHAFT

DEALER AND CUSTOMER FINANCING
LEASING
INSURANCE
FLEET BUSINESS


END

JULY	AUGUST	SEPTEMBER	OCTOBER	NOVEMBER	DECEMBER
	AUGUST 25–SEPTEMBER 2, 2007 **International Caravan Salon, Düsseldorf**	SEPTEMBER 13–23, 2007 **International Motor Show, Frankfurt am Main**	OCTOBER 12–21, 2007 **Australian International Motor Show, Sydney**	NOVEMBER 16–25, 2007 **Los Angeles Auto Show, Los Angeles**	
			OCTOBER 27–NOVEMBER 11, 2007 **Tokyo Motor Show, Tokyo**	NOVEMBER 30–DECEMBER 9, 2007 **Essen Motor Show, Essen**	